






# 2006
## Annual Report







Sierra Bancorp
The Holding Company For
Bank of the Sierra


ESTB. 1977

BANK OF THE SIERRA℠



# 2006
## Annual Report

Jim Holly,
President, CEO

## Mission Statement

To be responsible stewards for our shareholders by providing a superior return on equity of 18%+ and a return on average assets of 1.4%+ within a culture of discipline and ethical entrepreneurship. This is a fundamental stewardship responsibility.

## Our Vision

Our vision is to be the multi-community, independent bank of choice in our designated market areas by meeting the financial needs of the consumers, businesses and agri-businesses that we serve.

## Major Strategies

1. To anticipate and meet the dynamic needs of our existing and future customers by providing a broad line of competitive and innovative financial products.
2. To provide quality service on a timely, competitive basis.
3. To establish and maintain a selection and review process that employs the right people on the team.
4. To maintain a positive teamwork environment for our people which enables creativity, entrepreneurship and the opportunity for advancement.
5. To assist the communities we serve with their socioeconomic needs.
6. To be a disciplined institution of excellence.

## Branch Locations



| Year | No. | Branch |
|---|---|---|
| 1978 | 1 | Main St., Porterville Branch |
| 1981 | 2 | West Olive, Porterville Branch |
| 1981 | 3 | Lindsay Branch |
| 1988 | 4 | Exeter Branch |
| 1991 | 5 | Mooney Blvd, Visalia Branch |
| 1994 | 6 | Three Rivers Branch |
| 1995 | 7 | Main St., Visalia Branch |
| 1997 | 8 | Dinuba Branch |
| 1997 | 9 | California Ave., Bakersfield Branch |
| 1998 | 10 | Tulare Branch |
| 1998 | 11 | Hanford Branch |
| 1999 | 12 | Shaw Ave., Fresno Branch |
| 2000 | 13 | Ming Ave., Bakersfield Branch |
| 2000 | 14 | F St., Tehachapi Branch |
| 2000 | 15 | Old Town, Tehachapi Branch |
| 2000 | 16 | California City Branch |
| 2003 | 17 | N. Ingram/Herndon, Fresno Branch |
| 2004 | 18 | Clovis Branch |
| 2005 | 19 | Reedley Branch |
| 2006 | 20 | Riverlakes, Bakersfield Branch |

# President's Message

## Jim Holly

*"... the founding concept for HP was not what, but who ..."*

Good to Great by Jim Collins

During the course of 2006 we put together yet another outstanding year in terms of financial performance, increasing shareholder value and continuing to strengthen the value of our banking franchise. None of this would be possible without the right people in place starting with the Board of Directors and then permeating through the Bank Officers and Support Staff. We concluded year 2006 with the best team person for person in the history of the Bank and that is primarily how we accomplished so much in the year.

In 2006, we devoted space in each Quarterly Report to stockholders to the book More Banks than Bankers, because it speaks to the greatest single challenge to our Bank going forward; namely, retaining and attracting qualified personnel in a market where there are more banks than qualified bankers. We are meeting that challenge by creating a positive work environment, developing multiple incentive programs and putting in place training programs both in-house and out-sourced to bring promising staff members along. We are succeeding so far but the challenge never ends.

"The old adage 'People are your most important asset' is wrong. People are not your most important asset. The right people are!" *Good to Great by Jim Collins*

The right people are indeed our most important asset and getting the right people is no small task. Several years ago we started using two seemingly simplistic screening tools, the Predictive Index and The Wonderlic Test. These two tools combined with other efforts have helped us greatly in getting the right people on the bus, everyone is the right seat, and the right people off the bus. These actions are essential to building a strong team.

With a strong team in place we continued our branch expansion program with the opening of the Bakersfield Riverlakes Office in the 1st Quarter. The much awaited Delano Office was postponed into 2007 due to difficulties with the re-model of our older building. We also completed final lease negotiations for a fourth office in Bakersfield, this one near the East Hills Mall. We are looking at other sites in our existing footprint. We continue to believe there is a competitive advantage in market density and we do not see the need to expand our branch system beyond our existing geography.

We also added new products in 2006. Sierra Premium Sweep was introduced in April and it is an on-balance sheet sweep account which enables us to provide a high interest rate for business deposits and yet preserve deposits within the Bank. In October we successfully converted consumer and businesses to a new Internet Banking System that resides in our core system. This will result in better customer service and it will significantly lower costs going forward.

Towards the end of the year we completed final testing and the graphic design on Sierra Remote Deposit Capture which will permit businesses to transmit check images digitally for immediate deposit. The product will be operational in the 1st Quarter 2007 on a pilot program and then bank-wide thereafter. The implications of this technology are huge and by moving early we anticipate a decisive competitive advantage.

Just before year-end we signed a contract to enable on-line account opening and credit approval. We have searched for this technology for several years sensing the tremendous possibilities of enabling existing customers to add to their accounts, but also as a way to capture new customers through the thousands of hits per month on our website. There is the potential for a "virtual office" once this technology is operative. We recognize that technology can accelerate our momentum, not create it!

"The good-to-great companies used technology as an accelerator of momentum, not a creator of it." *Good to Great by Jim Collins*

Lastly we should comment on what a great market we have. The southern San Joaquin Valley (Fresno to Bakersfield), the Tehachapi Plateau and California City in the Mojave Desert is really the last under developed area in California with significant potential. This area is alive with development activities in every community. We are moving off a dominant agricultural base to a diversified non-agricultural economy.

Our Bank has benefited from the on-going development of this large area. At the same time we have kept the Bank diversified by developing a strong consumer bank, and a strong business bank, and presenting our Bank as a community bank in each of the fourteen communities where our twenty (20) branches are located. It is this diversity within our Bank that stabilizes our net income and that has enabled us to increase our net income in 23 of the last 24 years.

Let me finish with a few thoughts on creating great bank, or more simply why greatness, a for that I would echo the thoughts of Jim Col that "if you engage in work you love and car about, for whatever reason, then the questio needs no answer. The question is then not w but how." That is how we go about managi the Bank. We do think about "stewardship" related in the "Parable of the Talents" in The Bible, but that while important is not all of it.

"If you have to ask the question, why should try to make it great? Isn't success enough?, t you're probably in the wrong line of work!" *Good to Great by Jim Collins*

As this message concludes I should note that Board has already approved a "Five Year Strategic Plan for 2007-2011" and we are taki Year 2007 and developing specific action pla make it all happen again. The Board, the Sta and I all believe that we have yet to reach ou potential!

Sincerely,



James C. Holly
President and CEO







# Business of the Company

## About Sierra Bancorp

Headquartered in Porterville, California, Sierra Bancorp (the "Company") is a California corporation registered as a bank holding company. The Company was incorporated in November 2000 and acquired all of the outstanding shares of Bank of the Sierra (the "Bank") in August 2001. The Company's only consolidated subsidiary is the Bank, and the Company exists primarily for the purpose of holding the stock of the Bank. At December 31, 2006, the Company had consolidated assets of $1.2 billion, gross loans and leases totaling $888 million, deposits of $868 million and shareholders' equity of $90 million. The Company's unconsolidated subsidiaries are Sierra Capital Trust III, which was formed in June 2006 solely to facilitate the issuance capital trust pass-through securities, and Sierra Statutory Trust II, formed in March 2004 also for the purpose of issuing capital trust pass-through securities.

Sierra Bancorp's common stock has been listed on the NASDAQ Global Market (formerly the NASDAQ National Market) since August 10, 2001, the effective date of the holding company reorganization, and prior to that the Bank's common stock was listed on the NASDAQ National Market commencing June 10, 1999. The Company's common stock trades under the symbol "BSRR".

References herein to the "Company" include the Company and the Bank, [illegible] the context indicates otherwise.

## About Bank of the Sierra

The Bank is a California state-chartered bank headquartered in Porterville, California. It was incorporated in September 1977 and opened for business in January 1978, and is currently in its 30th year of operations. All of the Bank's directors are founding shareholders, and most have been directors since the Bank's inception. The Bank's president and CEO was the founding president. Stability in the Board of Directors and low turnover among the officer staff has contributed to a strong foundation that serves as the underpinning for a progressive philosophy and operational flexibility, which has led to consistently superior financial results. The Bank has increased net income almost every year of its existence, and has grown to be the largest independent bank headquartered in the South San Joaquin Valley.

From the beginning, we have attempted to maintain a broad line of banking products and services that appeal to a wide variety of customers. We offer a full range of loans and deposits and associated services to individuals and businesses in communities throughout our service area, which is comprised primarily of Tulare, Kern, Fresno, and Kings Counties. We operate twenty-one full service branch offices throughout this geographic [illegible] Bank's newest branches commenced operations in Delano in March [illegible], Reedley in December 2005 and [illegible] in February 2006. We have [illegible] regulatory approvals [illegible] which [illegible]

*Complete financial information is contained in the Company's Form 10-K included herewith.

Fresno, Visalia, Porterville, and Bakersfield offices with real estate lending specialists who are responsible for a complete line of land acquisition and development loans, construction loans for residential and commercial development, and multifamily credit facilities. To round out our real estate lending products we have an arrangement with Genpact Mortgage Services (formerly Moneyline Lending Services), whereby Genpact underwrites single-family mortgage loans for qualifying Bank customers referred to them via Bank-branded delivery channels (i.e., Bank branches, the Bank's internet site, and a dedicated telephone line).

Agricultural Credit Centers located in Fresno and Porterville provide a complete line of credit services in support of the agricultural activities that are key to the continued economic development of the communities we serve. We also actively engage in Small Business Administration ("SBA") lending. We have been designated as an SBA Preferred Lender since 1999, and Bank of the Sierra is a participant in the SBA's innovative "Community Express" program. Another service provided to business customers is equipment leasing, and we offer both direct finance and operating leases through our Leasing Division. Our principal retail lending services include home equity lines, consumer loans, and credit card loans.

Deposit products available to retail and business banking customers include checking accounts, interest-bearing transaction accounts, [illegible]

(including money market demand accounts), time deposits, retirement accounts, and sweep accounts. Telephone banking and internet banking with bill-pay are options for our deposit customers, and we expect to soon have the ability to open deposit accounts online. Remote deposit capture capabilities were also recently developed, to allow our business customers to send their check deposits to us electronically. We attract deposits from throughout our market area with a customer-oriented product mix, competitive pricing, convenient locations, and drive-up banking, all provided with the highest level of customer service. At December 31, 2006 we had 60,788 deposit accounts totaling $868 million.

We offer a multitude of other products and services to complement our lending and deposit services. These include installment note collection, cashier's checks, traveler's checks, gift cards, bank-by-mail, ATM, night depository, safe deposit boxes, direct deposit, automated payroll services, electronic funds transfers, online banking, and other customary banking services. In addition, we have established a convenient customer service group accessible by toll-free telephone [illegible] customer service.

[illegible]

Through this arrangement, registered and licensed representatives of ICA provide our customers with convenient access to annuities, insurance products, mutual funds, and a full range of investment products. They conduct business from offices located in our Porterville, Visalia, Tulare, Tehachapi and Fresno branches.


Total Deposits
$900
$850
$800
$750
$700
$650
$600
$550
$500
$450
$400
millions
606
684
743
816
868
2002
2003
2004
2005
2006

Our officers and employees are continually searching for ways to increase public convenience, enhance public access to the electronic payments system, and enable us to improve our competitive position. In the first quarter of 2007, for example, as noted above, we opened a new branch in Delano. We also plan to enhance our Internet [illegible]


$888
888
741
696
611
513
$400
2002
2003
2004
2005
2006

## Recent Developments

On March 15, 2007, the Company's Board of Directors approved the 2007 Stock Incentive Plan, subject to the further approval of the Company's shareholders, which provides for the issuance of stock options or restricted stock awards to officers, employees, and non-employee directors of the Company and its subsidiaries. The Company's 1998 Stock Option Plan will be terminated on the date shareholder approval of the 2007 Stock Incentive Plan is obtained, but the options granted and still outstanding under the 1998 Stock Option Plan will not be affected.

Another recent development is an initiative aimed at increasing consumer checking account balances, which kicked off in January 2007. This initiative, which involves the formulation of a new deposit account line-up, multiple direct mail campaigns, and extensive training for front-line personnel, could add as much as $800,000 to the Company's operating expense (primarily marketing costs) in 2007 relative to 2006.



Net Income
$19.5
$19.0
$18.5
$18.0
$17.5
$17.0
$16.5
$16.0
$15.5
$15.0
$14.5
millions
8.8
10.4
13.3
16.2
19.2


In December 2006, Sierra Capital Trust I, a wholly-owned subsidiary of the Company, redeemed 100% of its $15 million in TRUPS that were issued in November 2001. The replacement of the TRUPS redeemed in December was "pre-funded" by the issuance of $15 million in lower-cost TRUPS by a newly formed subsidiary, Sierra Capital Trust III, in June 2006.

In December 2006, the Bank also entered into an agreement with First Data Merchant Service Corporation ("First Data"), whereby electronic payments and services for the Company's merchant customers will be outsourced to First Data commencing in the spring of 2007. This is expected to result in a wider array of products and improved service for our merchant customers, and should ultimately help expand our customer base. The Company also recently converted from Digital Insight to Precision Computer Systems ("PCS") for its internet banking platform. This switch required the payment of an early termination fee to Digital Insight in December 2006, but is expected to result in substantial cost savings going forward.

## Results of Operations*

The Company achieved record earnings again in 2006, and has now increased net income in 23 of the last 24 years. Net income in 2006 was $19.2 million, an increase of $3.0 million, or 19%, over the $16.2 million in net earnings achieved in 2005. Net income per basic [illegible] .96 for 2006, [illegible] 2005. The Company's [illegible]



Return on Average Assets
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
percent
1.32
1.43
1.47
1.59
1.70
2002
2003
2004
2005
2006




Return on Average Equity
24.00
22.00
20.00
18.00
16.00
14.00
12.00
10.00
percent
17.59
18.34
20.50
21.47
22.75
2002
2003
2004
2005
2006


income generated by earning assets less interest expense on interest-bearing liabilities. The second is non-interest income, which primarily consists of customer service charges and fees but also comes from non-customer sources such as bank-owned life insurance. The majority of the Company's non-interest expense consists of operating costs that relate to providing a full range of banking services to our customers.

Solid growth in net interest income was a major contributor to the increase in net income in 2006, [illegible] increasing by $[illegible] 2006 relative to [illegible]

*Complete financial information is contained in the Company's Form 10-K included herewith.

ings rather than core deposits.

The Company's provision for loan and lease losses was $3.9 million in 2006, an increase from the $3.2 million provision in 2005 due to robust growth in loans and a higher degree of uncertainty with regard to certain classified loans. The increase in 2006 was exaggerated by the recovery of a large volume of previously charged-off balances in 2005, which enabled a significant reduction in the loan loss provision during that year.

Non-interest income increased by $2.0 million, or 21%, in 2006 relative to 2005, due in part to the impact of non-recurring items but mainly from strong increases in service charges on deposits, check card interchange fees, and operating lease income. Items of a non-recurring nature that impacted non-interest income in 2006 include a $100,000 gain from outsourcing merchant services to First Data, as discussed in the "Recent Developments" section, and an $88,000 gain on a life insurance policy. Non-recurring items in 2005 include a $523,000 gain on the bulk sale of $21 million in residential mortgage loans, a $406,000 loss on the sale of investment securities resulting from a year-end repositioning of the portfolio, gains on the sale of other real estate owned ("OREO") totaling [illegible],000, and $[illegible] in charges to [illegible] investment in Diversi[illegible] [illegible]

[illegible]



Total Assets
millions
$1250
$1200
$1150
$1100
$1050
$1000
$950
$900
$850
$800
$750
$700
$650
$600
$550
$500
702
802
997
1,053
1,220
2002
2003
2004
2005
2006


which were not impacted by non-recurring items. In addition to regular annual salary increases, the $1.1 million, or 7%, increase in salaries and benefits in 2006 includes $314,000 in stock option expense for which recognition was not required in previous years, and salaries and benefits related to staff additions for our new branches. Another notable change in operating expense is evident in advertising and marketing costs, which declined by $502,000, or 33%, in 2006 relative to 2005, in large part because of the discontinuation [illegible] marketing [illegible]



Total Shareholders' Equity
millions
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
53
60
71
79
90
2002
2003
2004
2005
2006


2005. Management expects total marketing expense to increase by around $800,000 in 2007 as the result of deposit initiatives currently underway.

## [illegible] Condition

[illegible] grew by $162 million, or 15%, [illegible] at the end of 2006 from [illegible] at the end of 2005. Gross loan and lease balances increased by $147 million, or 20%, in 2006, mainly from $115 million growth in loans secured by real estate. The growth rate for real estate loans was 21%. Also increasing at a higher rate than the aggregate loan portfolio were direct finance leases, which grew by $10 million, or 99%.

Non-performing assets remained at nominal levels. Non-performing assets were $689,000, or 0.08% of gross loans plus OREO, at the end of 2006, down slightly from $842,000, or 0.11% of gross loans plus OREO at the end of 2005. The Company's last remaining OREO was sold in early 2006, and the OREO balance is currently at zero.

During 2006, total investment security balances declined by $3 million, or 2%. Cash flows from maturing bonds and prepayments on mortgage-backed securities were, for the most part, either invested in longer-duration municipal securities as a hedge for the possibility of declining rates or used to fund loan growth.

Other assets increased by $14 million, or 26%, in 2006. This increase is primarily the result of an additional $6 million investment in Bank-owned life insurance ("BOLI") in December2006, plus a $5 million increase in Federal Home Loan Bank (FHLB) Stock necessitated by our increased level of FHLB borrowings.

While total deposits increased by $53 million, or 6%, during 2006, customer deposits ended the year with an increase of just $8 million, or 1%. Most of the growth in total deposits came from a $45 million increase in wholesale-sourced brokered deposits. Non-interest bearing deposits declined by about 1% in 2006, and fell to 32% of total deposits at the end of 2006 from 35% at the end of 2005. NOW and savings accounts also experienced runoff.

*Complete financial information is contained in the Company's Form 10-K included herewith.

Money market deposit accounts increased during the year, capturing some of the demand deposit runoff due to a new higher-interest money market sweep account introduced in 2006, and time deposits under $100,000 also increased. We currently have initiatives in place to grow both consumer and commercial deposits in 2007, although no assurance can be given that deposits will increase as planned.

Total non-deposit borrowings grew by $96 million in 2006, increasing to 21% of total liabilities at the end of 2006 from 15% at the end of 2005. Since loan growth was significantly greater than growth in deposits, FHLB borrowings were obtained to make up the difference. Our net loans to total deposits ratio increased to 100.5% at the end of 2006 from 89.5% at the end of 2005 due to this increased reliance on wholesale funding. Despite this development, we still have ample sources of liquidity available to fund expected loan growth even if anticipated retail deposit increases don't materialize as planned.

Total shareholders' equity increased to $90 million at December 31, 2006 from $79 million at December 31, 2005, due primarily to the retention of earnings less dividends paid. The Company's total risk-based capital ratio at December 31, 2006 was 12.98%.


EQUAL HOUSING LENDER

MEMBER FDIC

# Administrative Officers & Offices

**Porterville & Lindsay Service Area**
**Arthur T. Cardell**, Senior Vice President, Area Manager

**Visalia Service Area**
**Richard Wehmueller**, Senior Vice President, Area Manager

**Dinuba & Reedley Service Area**
**Rachel Uyeda**, Senior Vice President, Area Manager

**Exeter & Three Rivers Service Area**
**Arthur W. Zschau**, Senior Vice President, Area Manager

**Bakersfield Service Area**
**Gordon Jones**, Senior Vice President, Area Manager

**Tehachapi & California City Service Area**
**Bruce Hamlin**, Senior Vice President, Area Manager

**Fresno & Clovis Service Area**
**Keith Pretzer**, Senior Vice President, Area Manager

**Tulare Service Area**
**John Thomas**, Senior Vice President, Area Manager

**Hanford Service Area**
**Philip Smith**, Senior Vice President, Area Manager

**Ag Credit Centers**
**Ronald H. Paternoster**, Senior Vice President, Manager

**SBA Loan Center**
**Janice Castle**, Senior Vice President, Manager

## Ag Credit Centers

**Porterville** 86 N. Main • 559/782-4432
**Fresno** 636 E. Shaw Ave. • 559/248-2580

## SBA Loan Center

**Porterville** 86 N. Main • 559/782-4900

## Corporate Office

**Porterville** 86 N. Main • 559/782-4900
E-mail address **info@bankofthesierra.com**
Websites **www.bankofthesierra.com** • **www.sierrabancorp.com**



Left to Right:
**Kevin J. McPhaill**, Executive V.P. & Chief Banking Officer
**James F. Gardunio**, Executive V.P. & Chief Credit Officer
**James C. Holly**, President & Chief Executive Officer
**Kenneth R. Taylor**, Executive V.P. & Chief Financial Officer

| | |
|---|---|
| Porterville | 90 N. Main • 559/782-4300<br>1498 W. Olive • 559/782-4500 |
| Bakersfield | 5060 California Ave. • 661/325-0101<br>8500 Ming Ave.• 661/663-3400<br>4060 Coffee Road • 661/587-2069 |
| California City | 8031 California City Blvd.•760/373-8602 |
| Clovis | 1710 Clovis Ave.• 559/297-3391 |
| Dinuba | 401 E. Tulare St.• 559/591-6921 |
| Exeter | 1103 W. Visalia Rd. • 559/592-4134 |
| Fresno | 636 E. Shaw Ave. • 559/248-0112<br>7029 N. Ingram Ave. • 559/449-8145 |
| Hanford | 427 W. Lacey Blvd.• 559/585-6700 |
| Lindsay | 142 S. Mirage • 559/562-6311 |
| Reedley | 1095 W. Manning St. • 559/638-1602 |
| Tehachapi | 224 W. F St. • 661/822-6801<br>21000 Mission St.• 661/822-9191 |
| Three Rivers | 40884 Sierra Drive • 559/561-5910 |
| Tulare | 246 E. Tulare Ave. • 559/686-4900 |
| Visalia | 2515 S. Mooney Blvd. • 559/636-0100<br>128 E. Main • 559/740-4200 |

| | |
|---|---|
| **James C. Holly** | President & Chief Executive Officer |
| **Diane Rotondo** | AVP/Corporate Secretary |
| **Kevin J. McPhaill** | Executive V.P. & Chief Banking Officer |
| **James F. Gardunio** | Executive V.P. & Chief Credit Officer |
| **Kenneth R. Taylor** | Executive V.P. & Chief Financial Officer |

| | |
|---|---|
| **Hope Attenhofer** | Senior V.P./Director of Marketing |
| **Mona M. Carr** | Senior V.P./Director of Operations |
| **Rick Davis** | Senior V.P./Director of Information Technology |
| **Thomas Y. Yamaguchi** | Senior V.P./Treasurer |
| **Jeri L. Eubanks** | Senior V.P./General Credit Administrator |
| **Cindy L. Dabney** | Senior V.P./Controller |
| **Larry J. Mueller** | Senior V.P./General Credit Administrator |
| **Donald L. Sowers** | Senior V.P./Director of Human Resources |
| **Ronda Day** | V.P./Director of Compliance |
| **Linda S. Hudspeth** | V.P./Director of Loan Operations |
| **Sherri Jackson** | V.P./Director of Real Estate Operations |
| **Kathy Lostetter** | V.P./Director of Training |
| **Joe L. Ruiz, Jr.** | V.P./Support Operations Administrator |
| **Richard H. Schmid** | V.P./Chief Appraiser |
| **Judi Singer** | V.P./Consumer Credit Administrator |
| **James Stewart** | V.P./Manager, Leasing |
| **Frank W. Wittich, Jr.** | V.P./Manager, Special Assets Center |



# Board of Directors



**James C. Holly**
President
President, Bank of the Sierra



**Robert H. Tienken**
Director
Retired (formerly Realtor/Farmer)



**Robert L. Fields**
Director
Retired, Investor



**Gordon T. Woods**
Director
Owner, G.T. Woods Construction



**Morris A. Tharp**
Chairman
President & Owner, E.M. Tharp, Inc.



**Albert L. Berra**
Director
Orthodontist/Rancher



**Gregory A. Childress**
Director
Rancher, CPG Ranch

Deceased

## Gregory A. Childress

Director on the board since 1994.

We recognize Gregory Childress for his service and dedication to the success of the bank.

"Gregory's loyalty and service to the bank will always be remembered."

James Holly
President, CEO of Bank of the Sierra



**Vince L. Jurkovich**
Director
President, Porterville Concrete Pipe Company

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
**OF THE SECURITIES EXCHANGE ACT OF 1934**



SEC MAIL
RECEIVED
PROCESSING
MAY - 4 2007
WASH. D.C.
186
SECTION


**For the fiscal year ended December 31, 2006**

**Commission file number: 000-33063**

# SIERRA BANCORP

(Exact name of registrant as specified in its charter)

| **California** | **33-0937517** |
|---|---|
| State of incorporation | I.R.S. Employer Identification Number |

| **86 North Main Street**<br>**Porterville, California**<br>Address of principal executive offices | **93257**<br>Zip Code |
|---|---|

**(559) 782-4900**
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act: Common Stock, No Par Value
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☑ No

As of June 30, 2006, the last business day of Registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $156 million, based on the closing price reported to the Registrant on that date of $26.22 per share.

Shares of Common Stock held by each officer and director and each person owning more than five percent of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of the affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Common Stock of the registrant outstanding as of January 31, 2007 was 9,721,654.

Documents Incorporated by Reference: Portions of the definitive proxy statement for the 2007 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to SEC Regulation 14A are incorporated by reference in Part III, Items 10-14.

## TABLE OF CONTENTS

## PART I

## ITEM 1. BUSINESS

### General

### The Company

Sierra Bancorp (the "Company") is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is headquartered in Porterville, California. The Company was incorporated in November 2000 and acquired all of the outstanding shares of Bank of the Sierra (the "Bank") in August 2001. The Company's principal subsidiary is the Bank, and the Company exists primarily for the purpose of holding the stock of the Bank and of such other subsidiaries it may acquire or establish. At the present time, the Company's only other direct subsidiaries are Sierra Statutory Trust II and Sierra Capital Trust III, which were formed in March 2004 and June 2006, respectively, solely to facilitate the issuance of capital trust pass-through securities ("TRUPS"). This additional regulatory capital has enabled the Company to stay on track with expansion plans while maintaining its classification as a "well-capitalized" institution. Pursuant to FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), Sierra Statutory Trust II and Sierra Capital Trust III are not reflected on a consolidated basis in the financial statements of the Company.

The Company's principal source of income is dividends from the Bank, although supplemental sources of income may be explored in the future. The expenditures of the Company, including (but not limited to) the payment of dividends to shareholders, if and when declared by the Board of Directors, the cost of servicing debt, legal fees, audit fees, and shareholder costs will generally be paid from dividends paid to the Company by the Bank.

At December 31, 2006, the Company had consolidated assets of $1.2 billion, deposits of $868 million and shareholders' equity of $90 million. The Company's liabilities include $30 million in debt obligations due to Sierra Statutory Trust II and Sierra Capital Trust III, related to TRUPS issued by those entities.

References herein to the "Company" include the Company and its consolidated subsidiary, unless the context indicates otherwise.

### The Bank

The Bank is a California state-chartered bank headquartered in Porterville, California. It was incorporated in September 1977 and opened for business in January 1978, and has grown to be the largest independent bank headquartered in the South San Joaquin Valley. Our growth has primarily been organic, but includes the acquisition of Sierra National Bank in 2000. The Bank is a multi-community independent bank that offers a full range of banking services to individuals and businesses primarily in the central and southern sections of California's San Joaquin Valley. We operate twenty full service branch offices throughout this geographic footprint. The Bank's two newest branches commenced operations in Reedley in December 2005 and Bakersfield in February 2006, and our next branch is expected to open in the city of Delano in the first quarter of 2007. We have also received regulatory approvals for a fourth Bakersfield branch, which could possibly open during the fourth quarter of 2007. The locations of the Bank's current offices are:

| | | | |
|---|---|---|---|
| Porterville: | Administrative Headquarters<br>86 North Main Street | Main Office<br>90 North Main Street | West Olive Branch<br>1498 West Olive Avenue |
| Bakersfield: | Bakersfield California Office<br>5060 California Avenue | Bakersfield Ming Office<br>8500 Ming Avenue | Bakersfield Riverlakes Office<br>4060 Coffee Road |
| California City: | California City Office<br>8031 California City Blvd. | | |
| Clovis: | Clovis Office<br>1710 Clovis Avenue | | |

| | | |
|---|---|---|
| Dinuba: | Dinuba Office<br>401 East Tulare Street | |
| Exeter: | Exeter Office<br>1103 West Visalia Road | |
| Fresno: | Fresno Shaw Office<br>636 East Shaw Avenue | Fresno Herndon Office<br>7029 N. Ingram Avenue |
| Hanford: | Hanford Office<br>427 West Lacey Boulevard | |
| Lindsay: | Lindsay Office<br>142 South Mirage Avenue | |
| Reedley: | Reedley Office<br>1095 W. Manning Street | |
| Tehachapi: | Tehachapi Downtown Office<br>224 West "F" Street | Tehachapi Old Town Office<br>21000 Mission Street |
| Three Rivers: | Three Rivers Office<br>40884 Sierra Drive | |
| Tulare: | Tulare Office<br>246 East Tulare Avenue | |
| Visalia: | Visalia Mooney Office<br>2515 South Mooney Blvd. | Visalia Downtown Office<br>128 East Main Street |

The Bank's gross loan and lease balances at the end of 2006 totaled $888 million. The Bank's lending activities are well-diversified and include real estate, commercial (including small business), agricultural, and consumer loans. The bulk of our real estate loans are secured by commercial or professional office properties which are predominantly owner-occupied. In addition, we staff our Fresno, Visalia, Porterville, and Bakersfield offices with real estate lending specialists who are responsible for a complete line of land acquisition and development loans, construction loans for residential and commercial development, and multifamily credit facilities. Secondary market services are provided through the Bank's affiliations with Freddie Mac, Fannie Mae and various non-governmental programs. To round out our real estate lending products we have an arrangement with Genpact Mortgage Services (formerly Moneyline Lending Services), whereby Genpact underwrites single-family mortgage loans for qualifying Bank customers referred to them via Bank-branded delivery channels (i.e., Bank branches, the Bank's internet site, and a dedicated telephone line).

Agricultural Credit Centers located in Fresno and Porterville provide a complete line of credit services in support of the agricultural activities that are key to the continued economic development of the communities we serve. "Ag lending" clients include a full range of individual farming customers, small business farming organizations, and major corporate farming units. We also actively engage in Small Business Administration ("SBA") lending. We have been designated as an SBA Preferred Lender since 1999, and Bank of the Sierra is a participant in the SBA's innovative "Community Express" program. Another service provided to business customers is equipment leasing, and we offer both direct finance and operating leases through our Leasing Division. Our principal retail lending services include home equity lines, consumer loans, and credit card loans.

As of December 31, 2006, the percentage of our total loan and lease portfolio for each of the principal areas in which we directed our lending activities were as follows: (i) loans secured by real estate (73.4%); (ii) commercial and industrial loans (including SBA loans and commercial credit card balances) (15.7%); (iii) consumer loans (6.1%); (iv) direct finance leases (2.3%); (v) agricultural production loans (1.5%); and (vi) consumer credit cards (1.0%). Real estate loans and related activities generated total revenue of $51.9 million in 2006 and $40.0 million in 2005. Interest and fees on real-estate secured loans and loan sale income totaled approximately 56% of our total interest and other income for 2006 and 54% in 2005.

In addition to loans, we offer a wide range of deposit products for retail and business banking markets including checking accounts, interest-bearing transaction accounts, savings accounts (including money market demand accounts), time deposits, retirement accounts, and sweep accounts (sweep products facilitate more efficient cash management for our business customers, by automatically sweeping idle cash from demand deposit accounts into interest-bearing repos or money market deposit accounts). Telephone banking and internet banking with bill-pay are options for our deposit customers, and we expect to soon have the ability to open deposit accounts online. Remote deposit capture capabilities were also recently developed, to allow our business customers to send their check deposits to us electronically. We attract deposits from throughout our market area with a customer-oriented product mix, competitive pricing, convenient locations, and drive-up banking, all provided with the highest level of customer service. At December 31, 2006 we had 60,788 deposit accounts totaling $868 million, including brokered deposits, compared to 58,620 deposit accounts totaling $816 million as of December 31, 2005.

We offer a multitude of other products and services to complement our lending and deposit services. These include installment note collection, cashier's checks, traveler's checks, gift cards, bank-by-mail, ATM, night depository, safe deposit boxes, direct deposit, automated payroll services, electronic funds transfers, on-line banking, and other customary banking services. To facilitate customer convenience by allowing cash withdrawal and deposit options at locations other than branches, we currently operate offsite ATM's at seven different locations and utilize a mobile ATM unit at fairs, exhibitions, and various other community functions within our market area. We have a Spanish language option on our own network of ATM's, and shared ATM and Point of Sale (POS) networks allow our customers access to national and international funds transfer networks. In addition, we have established a convenient customer service group accessible by toll-free telephone to answer questions and provide a high level of customer service.

In order to provide non-deposit investment options we have developed a strategic alliance with Investment Centers of America, Inc. of Bismarck, North Dakota ("ICA"). Through this arrangement, registered and licensed representatives of ICA provide our customers with convenient access to annuities, insurance products, mutual funds, and a full range of investment products. They conduct business from offices located in our Porterville, Visalia, Tulare, Tehachapi and Fresno branches.

We have not engaged in any material research activities related to the development of new products or services during the last two fiscal years. However, our officers and employees are continually searching for ways to increase public convenience, enhance public access to the electronic payments system, and enable us to improve our competitive position. In 2007, for example, as noted above we plan to enhance our internet site to include the ability to open deposit accounts online, and we expect to ultimately leverage this capability into an online branch, although no assurance can be given in that regard. In 2006, we added a money market deposit account sweep product and developed remote deposit capture capabilities for the convenience of business customers, in addition to opening another Bakersfield branch. In 2005, we researched health savings accounts and began offering them to customers, implemented a gift card product, and opened a new branch in the city of Reedley. The cost to the Bank for these development, operations, and marketing activities cannot be specifically calculated with any degree of certainty.

We hold no patents or licenses (other than licenses required by appropriate bank regulatory agencies), franchises, or concessions. Our business has a modest seasonal component due to the heavy agricultural orientation of the Central Valley. As our branches in more metropolitan areas such as Fresno and Bakersfield have expanded, however, the agriculture-related base has become less important. We are not dependent on a single customer or group of related customers for a material portion of our deposits, nor is a material portion of our loans concentrated within a single industry or group of related industries. The amounts expended on compliance with new government and regulatory initiatives related to anti-terrorism, corporate responsibility, and customer privacy have not been insignificant. However, as far as can be reasonably determined there has been no material effect upon our capital expenditures, earnings, or competitive position as a result of Federal, state, or local environmental regulation.

**Recent Developments**

On March 15, 2007, the Company's Board of Directors approved the 2007 Stock Incentive Plan (the "2007 Plan"), which is subject to the further approval of the Company's shareholders. The 2007 Plan provides for the issuance of both "incentive" and "nonqualified" stock options to officers and employees, and of "nonqualified" stock options to non-employee directors, of the Company and its subsidiaries. The 2007 Plan also provides for the issuance of restricted stock awards to these same classes of eligible participants, which awards may be granted on such terms and conditions as are established by the Board of Directors or the Compensation Committee in its discretion. The maximum number of shares to be issued under the 2007 Plan is 1,500,000 shares of the Company's authorized but unissued common stock, subject to adjustment for stock splits and dividends. The Company's 1998 Stock Option Plan ("1998 Plan") will be terminated on the date shareholder approval of the 2007 Plan is obtained, but the options granted and still outstanding under the 1998 Plan will not be affected.

On December 8, 2006, Sierra Capital Trust I, a wholly-owned subsidiary of the Company, redeemed 100% of its $15 million in TRUPS that were issued on November 28, 2001 with a maturity date of December 8, 2031, as allowed by the early redemption provisions of the TRUPS transaction documents. Concurrently, the Company retired the junior subordinated debentures issued to Sierra Capital Trust I that became due and payable upon redemption of the TRUPS, after which Sierra Capital Trust I returned $464,000 in capital to the Company in exchange for the cancellation of common securities in that amount and was subsequently dissolved. The replacement of the TRUPS redeemed on December 8, 2006 was "pre-funded" by the issuance of $15 million in lower-cost TRUPS by a newly formed subsidiary, Sierra Capital Trust III, on June 15, 2006. Further details on these recently-issued TRUPS can be found in Note 10 to the Financial Statements located in Item 8 herein.

In December 2006, the Bank entered into an agreement with First Data Merchant Service Corporation ("First Data"), whereby electronic payments and services for the Company's merchant customers will be outsourced to First Data commencing in the spring of 2007. This is expected to result in a wider array of products and improved service for our merchant customers, and should ultimately help expand our customer base. The outsourcing arrangement resulted in a $100,000 gain to the Company in December 2006 and allows for the ongoing receipt of limited referral and transaction fees from First Data.

The Company also recently converted from Digital Insight to Precision Computer Systems ("PCS") for its internet banking platform. This switch is expected to result in an annual expense reduction of over $200,000 per year starting in 2007, but required the payment of a $358,000 early termination fee to Digital Insight in December 2006.

Another recent development is an initiative aimed at increasing consumer checking account balances. This initiative, which involves the formulation of a new deposit account line-up, multiple direct mail campaigns, and extensive training for front-line personnel, could add as much as $800,000 to the Company's operating expense (primarily marketing costs) in 2007 relative to 2006. The training commenced in late 2006, while the initial marketing pieces were mailed and the new account line-up was implemented in January 2007.

**Recent Accounting Pronouncements**

Information on recent accounting pronouncements is contained in Footnote 2 to the Financial Statements.

**Competition**

The banking business in California in general, and specifically in many of our market areas, is highly competitive with respect to virtually all products and services. The industry continues to consolidate, and unregulated competitors have entered banking markets with products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries, and provide customers with meaningful alternatives to nearly all significant banking services and products. These competitive trends are likely to continue.

With respect to commercial bank competitors, the business is dominated by a relatively small number of major banks that operate a large number of offices within our geographic footprint. For the combined Tulare, Kern, Fresno, and Kings county region, the four counties within which the Company operates, the top six institutions are all multi-billion dollar entities with an aggregate of 161 offices that control a combined 64.1% of deposit market share based on June 30, 2006 FDIC market share data. Bank of the Sierra ranks seventh with a 4.5% share of total deposits. In Tulare County, however, where the Bank was originally formed, we rank first for total number of branch locations (9), and second for deposit market share with 16.7% of total deposits, behind only Bank of America (22.3%). The largest portion of deposits in the combined four-county area also belongs to Bank of America (23.9%), followed by Wells Fargo (14.0%) and Washington Mutual (8.1%). Fremont Investment & Loan, Union Bank of California, and

Citibank round out the top six. These banks have, among other advantages, the ability to finance wide-ranging advertising campaigns and to allocate their resources to regions of highest yield and demand. They can also offer certain services that we do not offer directly but may offer indirectly through correspondent institutions. By virtue of their greater total capitalization, these banks also have substantially higher lending limits than we do. For customers whose needs exceed our legal lending limit, we arrange for the sale, or "participation", of some of the balances to financial institutions that are not within our geographic footprint.

In addition to other banks, our competitors include savings institutions, credit unions, and numerous non-banking institutions such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, we have also witnessed increased competition from specialized companies that offer wholesale finance, credit card, and other consumer finance services, as well as services that circumvent the banking system by facilitating payments via the internet, wireless devices, prepaid cards, or other means. Technological innovations have lowered traditional barriers of entry and enabled many of these companies to compete in financial services markets. Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously were considered traditional banking products. In addition, many customers now expect a choice of delivery channels, including telephone, mail, personal computer, ATMs, self-service branches, and/or in-store branches. Competitors offering such products include traditional banks and savings associations, credit unions, brokerage firms, asset management groups, finance and insurance companies, internet-based companies, and mortgage banking firms.

Strong competition for deposits and loans among financial institutions and non-banks alike affects interest rates and other terms on which financial products are offered to customers. Mergers between financial institutions have placed additional pressure on other banks within the industry to remain competitive by streamlining operations, reducing expenses, and increasing revenues. Competition has also intensified due to federal and state interstate banking laws enacted in the mid-1990's, which permit banking organizations to expand into other states. The relatively large and expanding California market has been particularly attractive to out-of-state institutions. The Financial Modernization Act, effective March 11, 2000 (see "– Regulation and Supervision – Financial Modernization Act"), has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, and has also intensified competitive conditions.

Our credit card business is subject to an even higher level of competitive pressure than our general banking business. There are a number of major banks and credit card issuers that are able to finance broad product lines and highly visible and extremely successful advertising campaigns, with which community banks generally do not have the resources to compete. Additional competition comes from many non-financial institutions, such as retailers that offer credit cards. As a result, our credit card accounts and outstanding balances are likely to increase at a slower rate than for nationwide issuers.

For years we have countered rising competition by offering a broad array of products in an innovative and flexible manner. We are able to offer our customers community-oriented, personalized service that cannot always be matched by the major banks. We rely on local promotional activity, personal contacts by our officers, directors, employees, and shareholders, and individualized service provided through accommodative policies. This approach appears to be well-received by the populace of the San Joaquin Valley, who appreciate a high-touch, customer-oriented environment in which to conduct their financial transactions. Other competitive advantages include our retention of drive-up teller windows, which have been eliminated by much of the competition, and our "preferred lender" or "PLP" status with the Small Business Administration, which enables us to approve SBA loans faster than many of our competitors. Layered on top of the Company's traditional personal-contact banking philosophy are sophisticated telephone banking, internet banking, and online bill payment capabilities, which were initiated to meet the needs of customers with electronic access requirements and provide automated 24-hour banking. This high-tech and high-touch approach allows individuals to customize access to the Company to their particular preference.

## Employees

As of December 31, 2006 the Company had 288 full-time and 93 part-time employees. On a full time equivalent basis, staffing stood at 361 at December 31, 2006, as compared to 351 at December 31, 2005, an increase caused mainly by the addition of staff during 2006 for the new Bakersfield office.

## Regulation and Supervision

The Company and the Bank are subject to significant regulation by federal and state regulatory agencies. The following discussion of statutes and regulations is only a brief summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.

### The Company

The Company's stock is traded on the NASDAQ Global Select Market under the symbol BSRR, and as such the Company is subject to NASDAQ rules and regulations including those related to corporate governance. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") which requires the Company to file annual, quarterly and other current reports with the Securities and Exchange Commission (the "SEC"). The Company is subject to additional regulations including, but not limited to, the proxy and tender offer rules promulgated by the SEC under Sections 13 and 14 of the Exchange Act; the reporting requirements of directors, executive officers and principal shareholders regarding transactions in the Company's Common Stock and short-swing profits rules promulgated by the SEC under Section 16 of the Exchange Act; and certain additional reporting requirements by principal shareholders of the Company promulgated by the SEC under Section 13 of the Exchange Act. As a publicly traded company which had more than $75 million in public float as of June 30, 2006, the Company is classified as an "accelerated filer." In addition to accelerated time frames for filing SEC periodic reports, this also means that the Company is subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 with regard to documenting, testing, and attesting to internal controls over financial reporting.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 and is registered as such with the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to periodic examination by the Federal Reserve Board and is required to obtain Federal Reserve Board approval before acquiring, directly or indirectly, ownership or control of any voting shares of any bank if, after such acquisition, it would directly or indirectly own or control more than 5% of the voting stock of that bank, unless it already owns a majority of the voting stock of that bank.

The Federal Reserve Board has by regulation determined certain activities in which a bank holding company may or may not conduct business. A bank holding company must engage, with certain exceptions, in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. The permissible activities and affiliations of certain bank holding companies were expanded in 2000 by the Financial Modernization Act. (See "– Financial Modernization Act" below.)

The Company and the Bank are deemed to be affiliates of each other within the meaning set forth in the Federal Reserve Act and are subject to Sections 23A and 23B of the Federal Reserve Act. This means, for example, that there are limitations on loans by the Bank to affiliates, and that all affiliate transactions must satisfy certain limitations and otherwise be on terms and conditions at least as favorable to the Bank as would be available for non-affiliates.

The Federal Reserve Board has a policy that bank holding companies must serve as a source of financial and managerial strength to their subsidiary banks. It is the Federal Reserve Bank's position that bank holding companies should stand ready to use their available resources to provide adequate capital to their subsidiary banks during periods of financial stress or adversity. Bank holding companies should also maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting their subsidiary banks.

The Federal Reserve Board also has the authority to regulate bank holding company debt, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances, the Federal Reserve Board may require the Company to file written notice and obtain its approval prior to purchasing or redeeming the Company's equity securities. The Company's existing stock repurchase program (see "Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities – Stock Repurchases") is not subject to any such notification or approval requirements.

**The Bank**

As a California state-chartered bank whose accounts are insured by the FDIC, the Bank is subject to regulation, supervision and regular examination by the California Department of Financial Institutions (the "DFI") and the FDIC. In addition, while the Bank is not a member of the Federal Reserve System, it is subject to certain regulations of the Federal Reserve Board. The regulations of these agencies govern most aspects of the Bank's business, including the making of periodic reports by the Bank, and the Bank's activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits and numerous other areas. Supervision and examination of the Bank by the FDIC and any legal actions taken by the FDIC with respect thereto are generally intended to protect depositors and are not intended for the protection of shareholders.

The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or "spread" between the yield on its interest-earning assets and the rates paid on its deposits and other interest-bearing liabilities. As a result, the Bank's performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (such as seeking to curb inflation and combat recession) by means of open-market operations in United States Government securities, adjusting the required level of reserves for financial institutions subject to its reserve requirements, and varying the discount rate applicable to borrowings by banks that are members of the Federal Reserve System. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

**Capital Adequacy Requirements**

The Company and the Bank are subject to the regulations of the Federal Reserve Board and the FDIC, respectively, governing capital adequacy. Each of the federal regulators has established risk-based and leverage capital guidelines for the banks or bank holding companies it regulates, which set total capital requirements and define capital in terms of "core capital elements," or Tier 1 capital; and "supplemental capital elements," or Tier 2 capital. Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on available for sale investment securities carried at fair market value. The following items are defined as core capital elements: (i) common shareholders' equity; (ii) qualifying noncumulative perpetual preferred stock and related surplus (not to exceed 25% of tier 1 capital plus goodwill); and (iii) minority interests in the equity accounts of consolidated subsidiaries. At December 31, 2006, approximately one-fourth of the Company's Tier 1 capital consisted of trust preferred securities, however no assurance can be given that trust preferred securities will continue to be treated as Tier 1 capital in the future. Tier 2 capital can include: (i) allowance for loan and lease losses (but not more than 1.25% of an institution's risk-weighted assets); (ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus (but not more than 50% of Tier 1 capital). The maximum amount of Tier 2 capital that may be recognized for risk-based capital purposes is limited to 100% of Tier 1 capital, net of goodwill.

The minimum required ratio of qualifying total capital to total risk-weighted assets is 8% ("Total Risk-Based Capital Ratio"), at least one-half of which must be in the form of Tier 1 capital, and the minimum required ratio of Tier 1 capital to total risk-weighted assets is 4% ("Tier 1 Risk-Based Capital Ratio"). Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as unsecured loans. As of December 31, 2006 and

2005, Bank-only Total Risk-Based Capital Ratios were 12.49% and 12.46%, respectively, and the Bank's Tier 1 Risk-Based Capital Ratios were 11.31% and 11.34%, respectively. As of December 31, 2006 and 2005, the consolidated Company's Total Risk-Based Capital Ratios were 12.98% and 13.50%, respectively, and its Tier 1 Risk-Based Capital Ratios were 11.77% and 12.01%, respectively.

The risk-based capital requirements also take into account concentrations of credit involving collateral or loan type, and the risks of "non-traditional" activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution's management of such risks in assessing an institution's capital adequacy. Additionally, the regulatory Statements of Policy on risk-based capital regulations include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank's capital adequacy, although interest rate risk does not impact the calculation of a bank's risk-based capital ratios. Interest rate risk is the exposure of a bank's current and future earnings and equity capital to adverse movement in interest rates. While interest risk is inherent in a bank's role as financial intermediary, it introduces volatility to earnings and to the economic value of the bank.

The FDIC and the Federal Reserve Board also require financial institutions to report a leverage ratio, defined as Tier 1 capital (net of all intangibles) to adjusted total assets. Banks and bank holding companies that have received the highest rating of the five categories used by regulators to rate banks and are not anticipating or experiencing any significant growth must maintain a leverage ratio of at least 3%. All other institutions are required to maintain a leverage ratio of at least 4% to 5%. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may set higher capital requirements when a bank's particular circumstances warrant. Bank-only Leverage Capital Ratios were 9.53% and 9.31% on December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, the consolidated Company's leverage capital ratios were 9.92% and 9.87%, respectively. All of the above ratios exceeded regulatory minimums.

For more information on the Company's capital, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation – Capital Resources. Risk-based capital ratio requirements are discussed in greater detail in the following section.

**Prompt Corrective Action Provisions**

Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories: "well capitalized" (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Ratio of 5%); "adequately capitalized" (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Ratio of 4%, or 3% if the institution receives the highest rating from its primary regulator); "undercapitalized" (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Ratio of less than 4%, or 3% if the institution receives the highest rating from its primary regulator); "significantly undercapitalized" (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Ratio less than 3%); and "critically undercapitalized" (tangible equity to total assets less than 2%). As of December 31, 2006 and 2005, the Bank was deemed to be well capitalized for regulatory capital purposes. A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as "critically undercapitalized" unless its actual capital ratio warrants such treatment.

At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank "undercapitalized." Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). "Significantly undercapitalized" banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against "institution-affiliated" parties.

**Safety and Soundness Standards**

The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

**Insurance of Deposit Accounts**

The Bank's deposit accounts are insured by the FDIC and are therefore subject to FDIC deposit insurance assessments. The FDIC Reform Act of 2005, which was enacted in February 2006, merged the Bank Insurance Fund and the Savings Association Insurance Fund into one fund (the "Deposit Insurance Fund"); increased insurance coverage for retirement accounts to $250,000; indexed the deposit insurance levels for inflation every five years; changed the designated reserve ratio for the Deposit Insurance Fund to a range of between 1.15% and 1.50% of estimated insured deposits; and required the FDIC to provide cash rebates to insured institutions under certain circumstances.

Effective January 1, 2007, the FDIC adopted final regulations pursuant to the above legislation to more closely tie each financial institution's deposit insurance premiums to the risk each institution poses to the Deposit Insurance Fund. Under the new regulations, the FDIC evaluates the risk of each financial institution based on its supervisory rating, financial ratios, and long-term debt issuer rating. The current rates under the new regulations for nearly all insured financial institutions vary between five and seven cents per $100 of assessable deposits. The FDIC allows credits based on certain assessments previously paid, and the Bank believes that it has such credits that will offset certain future assessments.

In addition, banks must continue to pay an amount toward the retirement of the Financing Corporation bonds issued in the 1980's to assist in the recovery of the savings and loan industry. This amount fluctuates, but for the first quarter of 2007 is 1.22 cents per $100 of insured deposits. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

**Community Reinvestment Act**

The Bank is subject to certain requirements and reporting obligations under the Community Reinvestment Act ("CRA"). The CRA generally requires federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA further requires the agencies to consider a financial institution's efforts in meeting its community credit needs when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank's compliance with its CRA obligations, the regulators utilize a performance-based evaluation system. They determine CRA ratings based on the bank's actual lending, service, and investment activities, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank was last examined for CRA compliance in July 2004 when it received a "satisfactory" Assessment Rating.

**Other Consumer Protection Laws and Regulations**

The bank regulatory agencies are increasingly focusing attention on compliance with consumer protection laws and regulations. Examination and enforcement has become intense, and banks have been advised to carefully monitor compliance with various consumer protection laws and regulations. The federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact. In addition to CRA and fair lending requirements, the Bank is subject to numerous other federal consumer protection statutes and regulations. Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, the Bank may incur additional compliance costs or be required to expend additional funds for investments in the local communities it serves.

**Interstate Banking and Branching**

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching. Since June 1, 1997, a bank has generally been permitted to merge with a bank in another state without the need for explicit state law authorization. However, states were given the ability to prohibit interstate mergers with banks in their own state by "opting-out" (enacting state legislation applying equality to all out-of-state banks prohibiting such mergers) prior to June 1, 1997.

Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquirer would control more than 10% of the deposits held by insured depository institutions nationwide or 30% percent or more of the deposits held by insured depository institutions in any state in which the target bank has branches. A bank may establish and operate de novo branches in any state in which the bank does not already maintain a branch if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state.

In 1995 California enacted legislation to implement important provisions of the Interstate Banking Act discussed above and to repeal California's previous interstate banking laws, which were largely preempted by the Interstate Banking Act.

The changes effected by Interstate Banking Act and California laws have increased competition in the environment in which the Bank operates to the extent that out-of-state financial institutions directly or indirectly enter the Bank's market areas. It appears that the Interstate Banking Act has contributed to accelerated consolidation within the banking industry.

**Financial Modernization Act**

Effective March 11, 2000, the Gramm-Leach-Bliley Act (also known as the "Financial Modernization Act") enabled full affiliations to occur between banks and securities firms, insurance companies, and other financial service providers. This legislation permits bank holding companies to become "financial holding companies" and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is "well capitalized" and "well managed" under applicable definitions, and has at least a satisfactory rating under the CRA, by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. The Company has no current intention of becoming a financial holding company, but may do at some point in the future if deemed appropriate in view of opportunities or circumstances at the time.

The Financial Modernization Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A national bank (and therefore, a state bank as well) may also engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of financial subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

The Financial Modernization Act also imposes extensive requirements on financial institutions with respect to the privacy of customer information, and modifies other existing laws, including those related to community reinvestment.

**USA Patriot Act of 2001**

The USA Patriot Act of 2001 (the "Patriot Act") was enacted in October 2001 in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001. The Patriot Act was designed to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work cohesively to combat terrorism on a variety of fronts. The impact of the Patriot Act on financial institutions of all kinds has been significant and wide ranging. The Patriot Act substantially enhanced existing anti-money laundering and financial transparency laws, and required appropriate regulatory authorities to adopt rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Under the Patriot Act, financial institutions are subject to prohibitions regarding specified financial transactions and account relationships, as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps to:

- conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transactions;
- ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;
- ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and
- ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The Patriot Act also requires all financial institutions to establish anti money laundering programs, which must include, at minimum:

- the development of internal policies, procedures, and controls;
- the designation of a compliance officer;
- an ongoing employee training program; and
- an independent audit function to test the programs.

The Company has incorporated the requirements of the Patriot Act into its operating procedures, and while these requirements have resulted in an additional time burden, the financial impact on the Company is difficult to quantify.

**Sarbanes-Oxley Act of 2002**

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") was enacted to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and protect investors by improving the accuracy and reliability of disclosures pursuant to the securities laws. Sarbanes-Oxley includes important new requirements for public companies in the areas of financial disclosure, corporate governance, and the independence, composition and responsibilities of audit committees. Among other things, Sarbanes-Oxley mandates chief executive and chief financial officer certifications of periodic financial reports, additional financial disclosures concerning off-balance sheet items, and speedier transaction reporting requirements for executive officers, directors and 10% shareholders. In addition, penalties for non-compliance with the Exchange Act were heightened. SEC rules promulgated pursuant to Sarbanes-Oxley impose obligations and restrictions on auditors and audit committees intended to enhance their independence from management, and include extensive additional disclosure, corporate governance and other related rules. Sarbanes-Oxley represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The Company has not experienced any significant difficulties in complying with Sarbanes-Oxley. However, the Company has incurred, and expects to continue to incur, significant time and expense in connection with its compliance with Section 404 of Sarbanes-Oxley ("SOX 404"), which requires management to undertake an annual assessment of the adequacy and effectiveness of the Company's internal controls over financial reporting and requires the Company's auditors to attest to, and report on, management's assessment and the operating effectiveness of these controls. Not including one full-time staff position dedicated exclusively to SOX 404 and other internal staff time, the amount ultimately expended by the Company specifically for compliance with SOX 404 for 2004, the first year in which we were subject to this regulation, totaled over $400,000. Again not including internal salaries and benefits, SOX 404 compliance expenses related to 2006 and 2005 were approximately $170,000 and $260,000, respectively.

**Other Pending and Proposed Legislation**

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced before the United States Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

## ITEM 1A. RISK FACTORS

Statements and financial discussion and analysis by management contained throughout this report that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from forward-looking statements herein include, without limitation, the factors set forth below.

**Poor economic conditions in our market areas may cause us to suffer higher default rates on our loans and leases.** A substantial majority of our assets and deposits are generated in the San Joaquin Valley in central California. As a result, poor economic conditions in this region could cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. The local economy currently appears to be experiencing a moderate expansion, and while the Company expects continued improvement, no assurance can be given that this will occur.

Some areas in the south and central San Joaquin Valley have experienced substantial commercial growth in recent years, for a number of reasons. The area's relatively inexpensive real estate and central proximity to both Southern and Northern California have attracted a growing number of warehouse and distribution facilities, as well as manufacturing, health, and other service companies. The low cost of housing has also drawn retirees from more expensive areas of California. Despite the economic growth that has occurred, unemployment levels are still relatively high in the San Joaquin Valley. In the Visalia-Tulare-Porterville Metropolitan Statistical Area ("MSA"), for example, which is our geographic center and the base of our agriculturally oriented communities, the unemployment rate was 9.2% in December 2006, double the 4.6% aggregate unemployment rate for California for the same month. The unemployment rate for Visalia-Tulare-Porterville has been improving, however, dropping to an average of 9% for 2005 and 2006 from almost 12% for 2001 through 2004, and nearly 16% for 1990 through 2000.

**Poor economic conditions affecting the agricultural industry could have an adverse effect on our customers and their ability to make payments to us.** While currently at relatively low levels, the Company's balance of non-performing assets has been comparatively high in past years due in large part to persistent agricultural difficulties. Furthermore, a sizable portion of our total loan portfolio consists of loans to borrowers either directly or indirectly involved in the agricultural industry. While a great number of our borrowers may not be individually involved in agriculture, many of the jobs in the San Joaquin Valley are ancillary to the regular production, processing, marketing and sales of agricultural commodities.

Weather patterns in particular are of critical importance to row crop, tree fruit, and orange production, and global competition is another significant issue affecting the agricultural industry. Because of increased global competition and other factors, excess supply and low prices currently characterize the markets for many agricultural products. The ripple effect of lower commodity prices for milk, nuts, olives, grapes, oranges and tree fruit has a tendency to depress land prices, lower borrower income, and decrease collateral values. A degenerative cycle of weather and commodity prices can also impact consumer purchasing power, which has the potential to create further unemployment throughout the San Joaquin Valley. By way of example, the recent freeze in the San Joaquin Valley destroyed much of the orange crop as well as various other goods. Many large growers, packing houses, and transportation companies carry insurance to help offset the detrimental impact of the freeze, and are able to continue operations with minimal financial disruption. Many small-acreage farmers, however, do not have insurance coverage and now face severe economic difficulties. Likewise, the laborers involved in picking and packing typically do not have backup resources when employment prospects disappear, and are forced to rely on donations and government assistance rather than patronize the retail outlets that they otherwise might. While the recent freeze in and of itself has not yet had a noticeable impact on our operations, if general agricultural conditions do not improve, our level of non-performing assets could increase. Such conditions have affected and may continue to adversely affect our borrowers and, by extension, our business.

**Concentrations of real estate loans could subject us to increased risks in the event of a real estate recession or natural disaster.** Our loan portfolio is heavily concentrated in real estate loans, particularly commercial real estate. At December 31, 2006, 73% of our loan portfolio consisted of loans secured by real estate. In the early 1990's, the entire state of California experienced an economic recession that particularly impacted real estate values and resulted in increases in the level of delinquencies and losses for many financial institutions. In past decades, much of our market area seems to have been insulated from the significant fluctuations in real estate prices experienced by other parts of California. However, during the last few years real estate values in our market areas have escalated at least as rapidly as in other parts of the state, and the collateral for many of our loans could be reduced in value and the ability of some of our borrowers to pay could decline if a real estate recession affects our market areas in the future. Similarly, the occurrence of a natural disaster like those California has experienced in the past, including earthquakes, brush fires, and flooding, could impair the value of the collateral we hold for real estate secured loans and negatively impact our results of operations.

**We may have difficulty managing our growth.** Management intends to leverage the Company's current infrastructure to grow assets, and the addition of new branches has been tentatively planned, although no assurance can be given that this strategy will result in significant growth. Our ability to manage growth will depend primarily on our ability to:

- monitor and manage expanded operations;
- control funding costs and operating expenses;

- maintain positive customer relations; and
- attract, assimilate and retain qualified personnel.

If we fail to achieve these objectives in an efficient and timely manner we may experience disruptions in our business plans, and our financial condition and results of operations could be adversely affected.

**Interest rate fluctuations and other economic conditions which are beyond our control could negatively impact our profitability.** The earnings of most financial institutions depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic, regulatory and competitive factors that influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. Many of these factors are beyond our control. Fluctuations in interest rates affect the demand of customers for our products and services, and the Company is subject to interest rate risk to the degree that our interest-bearing liabilities re-price or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Given the current volume, mix, and re-pricing characteristics of the Company's interest-bearing liabilities and interest-earning assets, our interest rate spread is expected to increase slightly in a rising rate environment, and decrease slightly in a declining interest rate scenario. However, there are scenarios where fluctuations in interest rates in either direction could have a negative effect on net income. For example, if funding rates rise faster than asset yields in a rising rate environment (i.e., if basis compression occurs), or if we do not actively manage certain loan index rates in a declining rate environment, we would be negatively impacted.

**We operate in a competitive market dominated by banks and other financial services providers, many of which have lower cost structures and offer more services, and our efforts to compete may not be successful.** In California generally, and in our primary service area specifically, branches of major banks dominate the commercial banking industry. By virtue of their larger capital base, such institutions have substantially greater lending limits than we do, and perform certain functions for their customers, including trust services and international banking, which we are not equipped to offer directly (but some of which we offer indirectly through correspondent relationships). Many of these banks also operate with economies of scale that result in lower operating costs relative to revenue generated.

We also compete with other financial institutions such as savings and loan associations, credit unions, thrift and loan companies, mortgage companies, securities brokerage companies and insurance companies, and with quasi-financial institutions such as money market funds, for deposits and loans. Financial services like ours are increasingly offered over the Internet on a national and international basis, and we compete with providers of these services as well. Ultimately, competition can drive down our interest margins and reduce our profitability. It can also make it more difficult for us to continue to increase the size of our loan and deposit portfolios.

**You may not be able to sell your shares at the times and in the amounts you want if a more active trading market for our stock does not develop.** Although our stock has been listed on NASDAQ for many years, trading in our stock has not been extensive and cannot be characterized as amounting to an active trading market.

**We may experience loan and lease losses in excess of our allowance for loan and lease losses.** We are careful in our loan underwriting process in order to limit the risk that borrowers might fail to repay; nevertheless, losses can and do occur. We create an allowance for estimated loan and lease losses in our accounting records, based on estimates of the following:

- industry standards;
- historical experience with our loans;
- evaluation of economic conditions;
- regular reviews of the quality mix and size of the overall loan portfolio;
- regular reviews of delinquencies; and
- the quality of the collateral underlying our loans.

We maintain an allowance for loan and lease losses at a level that we believe is adequate to absorb any specifically identified losses as well as any other losses inherent in our loan portfolio. However, changes in economic, operating and other conditions, including changes in interest rates, that are beyond our control, may cause our actual loan losses to exceed our current allowance estimates. If actual losses exceed the amount reserved, it will have a negative impact on our profitability. In addition, the FDIC and the DFI, as part of their supervisory functions, periodically review our allowance for loan and lease losses. Such agencies may require us to increase our provision for loan and lease losses or to recognize further losses, based on their judgments, which may be different from those of our management. Any increase in the allowance required by the FDIC or the DFI could also hurt our business.

**Provisions in our articles of incorporation will delay or prevent changes in control of our corporation or our management.** These provisions make it more difficult for another company to acquire us, which could reduce the market price of our common stock and the price that you receive if you sell your shares in the future. These provisions include the following:

- staggered terms of office for members of the board of directors;
- the elimination of cumulative voting in the election of directors; and
- the requirement that our Board of Directors consider the potential social and economic effects on our employees, depositors, customers and the communities we serve as well as certain other factors, when evaluating a possible tender offer, merger or other acquisition of the Company.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

## ITEM 2. PROPERTIES

The Company's administrative headquarters is located at 86 North Main Street, Porterville, California, and is leased through April 2014 from parties unrelated to the Company. It consists of approximately 37,000 square feet in a three-story building of which the Company is sole occupant, and the rent as of December 31, 2006 was $12,082 per month. The Company's main office is adjacent to its administrative headquarters, at 90 N. Main Street, Porterville, California, and consists of a one-story brick building that sits upon unencumbered property owned by the Company. The Company also owns unencumbered property on which 12 of its 19 other branches are located, including the branches in Lindsay, Exeter, Three Rivers, Dinuba, Tulare, Hanford, Tehachapi, and California City. One of the Fresno branches is owned while the other is leased from unrelated parties, while two of the three branches in Bakersfield are leased from unrelated parties. Both Visalia branches and the Clovis branch are leased from unrelated parties. In addition, the Company operates a technology center in Porterville which consists of approximately 12,000 square feet in a freestanding single-story building that is leased from unrelated parties. The Bank has six remote ATM locations leased from unrelated parties, although the amount of monthly rent at these locations is minimal. Management believes that the Company's existing back office facilities are adequate to accommodate the Company's operations for the immediately foreseeable future, although limited branch expansion is planned.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company is a party to claims and legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by counsel to the Company as to the current status of these claims or proceedings to which the Company is a party, management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse affect on the financial condition of the Company.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

## PART II

### ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**(a) Market Information**

Sierra Bancorp's Common Stock trades on the NASDAQ Global Select Market under the symbol BSRR, and the CUSIP number for our stock is #82620P102. Trading in the Common Stock of the Company has not been extensive and such trades cannot be characterized as amounting to an active trading market. Management is aware of the following securities dealers which make a market in the Company's stock: B-Trade Services LLC, New York; Citadel Derivatives Group LLC, Chicago; Citigroup Global Markets, New York; Goldman, Sachs & Co., New York; Howe Barnes Hoefer & Arnett, Inc., San Francisco; Keefe, Bruyette & Woods, New York; Knight Securities, Jersey City; Lehman Brothers Inc., New York; Monroe Securities, Chicago; Morgan Stanley, New York; Sandler O'Neill, New York; and UBS Capital Markets, Jersey City. The following table summarizes trades of the Company's Common Stock, setting forth the approximate high and low sales prices and volume of trading for the periods indicated, based upon information provided by public sources.

| Calendar | Sale Price of the Company's Common Stock (per share) | | Approximate Trading Volume |
|---|---|---|---|
| Quarter Ended | High | Low | In Shares |
| March 31, 2005 | $24.25 | $21.55 | 453,057 |
| June 30, 2005 | $24.50 | $19.00 | 871,271 |
| September 30, 2005 | $24.99 | $21.40 | 688,507 |
| December 31, 2005 | $24.56 | $21.75 | 551,949 |
| March 31, 2006 | $26.50 | $22.16 | 358,168 |
| June 30, 2006 | $28.50 | $23.41 | 723,417 |
| September 30, 2006 | $33.37 | $25.55 | 1,102,252 |
| December 31, 2006 | $35.36 | $29.01 | 1,136,008 |

**(b) Holders**

On February 28, 2007 there were approximately 2,109 shareholders of the Company's Common Stock. Per the Company's stock transfer agent, on that date there were 658 registered holders of record and an additional 1,451 beneficial holders whose shares are held under a street name.

**(c) Dividends**

As a bank holding company that currently has no significant assets other than its equity interest in the Bank, the Company's ability to declare dividends depends primarily upon dividends it receives from the Bank. The Bank's dividend practices in turn depend upon legal restrictions, the Bank's earnings, financial position, current and anticipated capital requirements, and other factors deemed relevant by the Bank's Board of Directors at that time.

The Company paid cash dividends totaling $5.3 million, or $0.54 per share in 2006, and $4.4 million, or $0.45 per share in 2005, representing 33% of prior year earnings for dividends paid in both years. The Company's general dividend policy is to pay cash dividends within the range of typical peer payout ratios, provided that such payments do not adversely affect the Company's financial condition and are not overly restrictive to its growth capacity. However, no assurance can be given that earnings and/or growth expectations in any given year will justify the payment of such a dividend.

During any period in which the Company has deferred payment of interest otherwise due and payable on its subordinated debt securities, it may not make any dividends or distributions with respect to its capital stock (see "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources"). The power of the Bank's Board of Directors to declare cash dividends is also subject to statutory and regulatory restrictions which limit the amount available for cash dividends depending upon the earnings, financial condition and cash needs of the Bank, as well as general business conditions. Under California banking law, the Bank may declare dividends in an amount not exceeding the lesser of its retained earnings or its net income for the last three years (reduced by dividends paid during such period) or, with the prior approval of the California Commissioner of Financial Institutions, in an amount not exceeding the greatest of (i) the retained earnings of the Bank, (ii) the net income of the Bank for its last fiscal year, or (iii) the net income of the Bank for its current fiscal year. The payment of any cash dividends by the Bank will depend not only upon the Bank's earnings during a specified period, but also on the Bank meeting certain regulatory capital requirements.

The Company's ability to pay dividends is also limited by state corporation law. The California General Corporation Law allows a California corporation to pay dividends if the company's retained earnings equal at least the amount of the proposed dividend. If a California corporation does not have sufficient retained earnings available for the proposed dividend, it may still pay a dividend to its shareholders if it meets two conditions immediately after giving effect to the dividend, but it is extremely unlikely that those conditions would ever be met by the Company.

**(d) Securities Authorized for Issuance under Equity Compensation Plans**

The following table provides information as of December 31, 2006, with respect to options outstanding and available under our 1998 Stock Option Plan, which at that time was our only equity compensation plan other than an employee benefit plan meeting the qualification requirements of Section 401(a) of the Internal Revenue Code:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options | Weighted-Average Exercise Price of Outstanding Options | Number of Securities Remaining Available for Future Issuance |
|---|---|---|---|
| Equity compensation plans approved by security holders | 937,367 | $12.17 | 579,164 |

**(e) Performance Graph**

The following is a performance graph comparing the total cumulative shareholder return on the Company's common stock since December 31, 2001 to the cumulative total returns of the NASDAQ Composite Index (a broad equity market index), the SNL Bank Index, and the SNL $1 billion to $5 billion (asset size) Bank Index (the latter two qualifying as peer bank indices), assuming a $100 investment on December 31, 2001 and the reinvestment of dividends:



Total Return Performance
Sierra Bancorp
NASDAQ Composite
SNL $1B-$5B Bank Index
SNL Bank Index
Index Value
500
450
400
350
300
250
200
150
100
50
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06


| | Period Ending | | | | | |
|---|---|---|---|---|---|---|
| ***Index*** | **12/31/01** | **12/31/02** | **12/31/03** | **12/31/04** | **12/31/05** | **12/31/06** |
| Sierra Bancorp | 100.00 | 148.23 | 236.21 | 351.91 | 357.83 | 469.66 |
| NASDAQ Composite | 100.00 | 69.13 | 103.36 | 112.49 | 114.88 | 126.22 |
| SNL $1B-$5B Bank Index | 100.00 | 115.44 | 156.98 | 193.74 | 190.43 | 220.36 |
| SNL Bank Index | 100.00 | 91.69 | 123.69 | 138.61 | 140.50 | 164.35 |

### (f) Stock Repurchases

The Company has a stock repurchase program that became effective July 1, 2003 and currently has no expiration date. The plan initially allowed for the repurchase of up to 250,000 shares, although that number was supplemented by an additional 250,000 shares by the Company's Board at its regular meeting in May 2005, and another 250,000 shares at the regular Board meeting held in March 2006. The following table provides information concerning the Company's repurchases of its Common Stock during the fourth quarter of 2006, which were all executed in accordance with SEC Rule 10b-18:

| | October | November | December |
|---|---|---|---|
| Total shares purchased | None | 109,000 | 17,800 |
| Average per share price | N/A | $31.19 | $31.29 |
| Number of shares purchased as part of publicly announced plan or program | None | 109,000 | 17,800 |
| Maximum number of shares remaining for purchase under a plan or program | 226,800 | 117,800 | 100,000 |

## ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected historical financial information concerning the Company, which should be read in conjunction with our audited consolidated financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere herein. The selected financial data as of December 31, 2006 and 2005, and for each of the years in the three year period ended December 31, 2006, is derived from our audited consolidated financial statements and related notes which are included in this Annual Report. The selected financial data for prior years is derived from our audited financial statements which are not included in this Annual Report. Throughout this Annual Report, information is for the consolidated Company unless otherwise stated.

**Selected Financial Data**

As of and for the years ended December 31,

(Dollars in thousands, except per share data)

| **Income Statement Summary** | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| Interest income | $ 80,778 | $ 64,135 | $ 52,008 | $ 42,607 | $ 42,085 |
| Interest expense | $ 25,131 | $ 13,332 | $ 8,496 | $ 6,874 | $ 9,096 |
| Net interest income before provision for loan losses | $ 55,647 | $ 50,803 | $ 43,512 | $ 35,733 | $ 32,989 |
| Provision for loan losses | $ 3,851 | $ 3,150 | $ 3,473 | $ 3,105 | $ 3,350 |
| Non interest income | $ 11,212 | $ 9,258 | $ 9,792 | $ 9,862 | $ 8,522 |
| Non-interest expense | $ 33,841 | $ 32,634 | $ 29,311 | $ 27,743 | $ 26,242 |
| Income before provision for income taxes | $ 29,167 | $ 24,277 | $ 20,520 | $ 14,747 | $ 11,919 |
| Provision for income taxes | $ 9,977 | $ 8,083 | $ 7,174 | $ 4,383 | $ 3,080 |
| Net Income | $ 19,190 | $ 16,194 | $ 13,346 | $ 10,364 | $ 8,839 |
| **Balance Sheet Summary** | | | | | |
| Total loans, net | $ 872,811 | $ 729,780 | $ 686,157 | $ 602,264 | $ 505,655 |
| Allowance for loan losses | $ (11,579) | $ (9,930) | $ (8,842) | $ (6,701) | $ (5,939) |
| Securities available for sale | $ 190,272 | $ 193,676 | $ 198,024 | $ 84,798 | $ 83,911 |
| Cash and due from banks | $ 52,725 | $ 50,147 | $ 36,735 | $ 53,042 | $ 55,819 |
| Federal funds sold | $ 6,290 | $ - | $ - | $ - | $ - |
| Other real estate owned | $ - | $ 533 | $ 2,524 | $ 2,784 | $ 1,421 |
| Premises and equipment, net | $ 17,978 | $ 18,055 | $ 17,731 | $ 18,291 | $ 17,578 |
| Total Interest-Earning assets | $ 1,084,650 | $ 935,381 | $ 894,835 | $ 696,255 | $ 596,529 |
| Total Assets | $ 1,215,074 | $ 1,052,686 | $ 997,483 | $ 801,674 | $ 701,578 |
| Total Interest-Bearing liabilities | $ 827,752 | $ 678,009 | $ 680,886 | $ 536,811 | $ 475,716 |
| Total Deposits | $ 868,445 | $ 815,671 | $ 742,703 | $ 684,477 | $ 605,705 |
| Total Liabilities | $ 1,124,703 | $ 973,923 | $ 926,348 | $ 741,698 | $ 648,291 |
| Total Shareholders' Equity | $ 90,371 | $ 78,763 | $ 71,135 | $ 59,976 | $ 53,287 |
| **Per Share Data** | | | | | |
| Net Income Per Basic Share | $ 1.96 | $ 1.66 | $ 1.41 | $ 1.12 | $ 0.96 |
| Net Income Per Diluted Share | $ 1.87 | $ 1.56 | $ 1.31 | $ 1.03 | $ 0.91 |
| Book Value | $ 9.27 | $ 8.10 | $ 7.37 | $ 6.43 | $ 5.78 |
| Cash Dividends | $ 0.54 | $ 0.45 | $ 0.37 | $ 0.36 | $ 0.28 |
| Weighted Average Common Shares Outstanding Basic | 9,766,729 | 9,763,896 | 9,482,201 | 9,288,908 | 9,252,093 |
| Weighted Average Common Shares Outstanding Diluted | 10,273,859 | 10,357,795 | 10,166,302 | 10,018,096 | 9,665,839 |
| **Key Operating Ratios:** | | | | | |
| **Performance Ratios:** | | | | | |
| Return on Average Equity (1) | 22.75% | 21.47% | 20.50% | 18.34% | 17.59% |
| Return on Average Assets (2) | 1.70% | 1.59% | 1.47% | 1.43% | 1.32% |
| Net Interest Spread (tax-equivalent) (3) | 4.75% | 5.11% | 5.17% | 5.38% | 5.22% |
| Net Interest Margin (tax-equivalent) | 5.58% | 5.64% | 5.49% | 5.71% | 5.64% |
| Dividend Payout Ratio (4) | 27.53% | 27.18% | 26.27% | 32.27% | 29.31% |
| Equity to Assets Ratio (5) | 7.46% | 7.40% | 7.19% | 7.77% | 7.50% |
| Efficiency Ratio (tax-equivalent) | 49.63% | 52.64% | 54.04% | 59.66% | 61.60% |
| Net Loans to Total Deposits at Period End | 100.50% | 89.47% | 92.39% | 87.99% | 83.48% |
| **Asset Quality Ratios:** | | | | | |
| Non Performing Loans to Total Loans | 0.08% | 0.04% | 0.35% | 1.09% | 1.26% |
| Nonperforming Assets to Total Loans and Other Real Estate Owned | 0.08% | 0.11% | 0.71% | 1.54% | 1.53% |
| Net Charge-offs (recoveries) to Average Loans | 0.19% | 0.38% | 0.21% | 0.43% | 0.62% |
| Allowance for Loan Losses to Net Loans at Period End | 1.33% | 1.36% | 1.29% | 1.11% | 1.17% |
| Allowance for Loan Losses to Non-Performing Loans | 1680.55% | 3213.59% | 361.19% | 100.27% | 91.84% |
| **Capital Ratios:** | | | | | |
| Tier 1 Capital to Adjusted Total Assets | 9.92% | 9.87% | 9.20% | 8.87% | 8.99% |
| Tier 1 Capital to Total Risk-weighted Assets | 11.77% | 12.01% | 11.34% | 9.90% | 10.91% |
| Total Capital to Total Risk-weighted Assets | 12.98% | 13.50% | 13.30% | 10.88% | 11.98% |

(1) Net income divided by average shareholders' equity.

(2) Net income divided by average total assets.

(3) Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(4) Dividends declared per share divided by net income per share.

(5) Average equity divided by average total assets.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion presents Management's analysis of the financial condition of the Company as of December 31, 2006 and December 31, 2005, and the results of operations for each of the years in the three-year period ended December 31, 2006. The discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes related thereto presented elsewhere in this Form 10-K Annual Report (see Item 8 below).

Statements contained in this report or incorporated by reference that are not purely historical are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended, including the Company's expectations, intentions, beliefs, or strategies regarding the future. All forward-looking statements concerning economic conditions, growth rates, income, expenses, or other values as may be included in this document are based on information available to the Company on the date noted, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could materially differ from those in such forward-looking statements. Risk factors that could cause actual results to differ materially from those in forward-looking statements include but are not limited to those outlined previously in Item 1A.

### Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The financial information and disclosures contained within those statements are significantly impacted by Management's estimates and judgments, which are based on historical experience and various other assumptions that are believed to be reasonable under current circumstances. Actual results may differ from those estimates under different conditions.

Critical accounting policies are those that involve the most complex and subjective decisions and assessments, and have the greatest potential impact on the Company's stated results of operations. In Management's opinion, the Company's critical accounting policies deal with the following areas: the establishment of the Company's allowance for loan losses, as explained in detail in the "Provision for Loan Losses" and "Allowance for Loan Losses" sections of this discussion and analysis; loan origination costs, which are deferred from current expense and amortized over the life of the loans, are estimated based on an annual evaluation of expenses (primarily salaries) associated with successful loan originations and are allocated to individual loans as they are booked, but can actually vary significantly for individual loans depending on the characteristics of such loans (deferred amounts are disclosed below in conjunction with salaries expense, under "Non-interest Revenue and Operating Expense"); income taxes, especially with regard to the ability of the Company to recover deferred tax assets, as discussed in the "Provision for Income Taxes" and "Other Assets" sections of this discussion and analysis; goodwill, which is evaluated annually based on changes in the market capitalization of the Company and for which management has determined that no impairment exists; and equity-based compensation, which is discussed in greater detail in footnote 2 (Significant Accounting Policies) to the financial statements contained herein, under the caption "Stock-Based Compensation." Critical accounting areas are evaluated on an ongoing basis to ensure that the Company's financial statements incorporate the most recent expectations with regard to these areas.

### Summary of Performance

The Company achieved record earnings again in 2006, and has now increased net income in 23 of the last 24 years. Net income in 2006 was $19.2 million, an increase of $3.0 million, or 19%, over the $16.2 million in net earnings achieved in 2005. Net income in 2005 was nearly $2.9 million higher than 2004 net earnings of $13.3 million. Net income per basic share was $1.96 for 2006, as compared to $1.66 during 2005 and $1.41 in 2004. The Company's Return on Average Assets was 1.70% and Return on Average Equity was 22.75% in 2006, as compared to 1.59% and 21.47%, respectively for 2005, and 1.47% and 20.5%, respectively in 2004.

The following are major factors impacting the Company's results of operations in recent years:

- **Solid growth in net interest income was a major contributor to the increases in net income in both 2006 and 2005.** Net interest income grew by $4.8 million, or 10%, in 2006 relative to 2005, and by $7.3 million, or 17%, in 2005 relative to 2004. The increase in both periods was largely driven by growth in average interest-earning assets. Annual average interest-earning assets increased by $103 million, or 11%, in 2006 compared to 2005, and by $109 million, or 13%, in 2005 as compared to 2004. The impact of this growth on net interest income was significantly lower in 2006, because the termination of short-term interest rate increases in mid-2006 had a negative effect on our asset-sensitive balance sheet, and because the growth in 2006 was relatively low-margin growth that was primarily funded by higher-cost wholesale borrowings rather than core deposits. In contrast, the Company's tax-equivalent net interest margin increased by 15 basis points in 2005 relative to 2004, due in large part to rising short-term interest rates but also because of 5 basis points attributable to an interest recovery.

- **The provision for loan losses was $701,000 higher in 2006 than in 2005, representing an increase of 22%, but $323,000 lower in 2005 than in 2004, a decline of 9%.** The increase in 2006 is the result of the $147 million increase in gross outstanding loan balances during 2006, as well as an increased allocation for certain classified loans. Despite a $1.3 million increase in net loans charged off in 2005 relative to 2004, the need to provide for loan losses was lower due to a $2.1 million reduction in non-performing loans and overall improved credit quality.

- **Non-interest income increased by 21% in 2006 compared to 2005, but declined by 5% in 2005 relative to 2004.** When non-recurring items are backed out, the increase in 2006 falls to 15% and the decrease in 2005 is around 4%. Non-recurring items, including such events as the sale of loans and investment securities, are discussed in greater detail in the "Non-interest Revenue and Operating Expense" section below. Positive trends that are likely to impact non-interest income going forward can be seen in returned item and overdraft fees, check card interchange fees, and operating lease income.

- **Operating expense increased by 4% in 2006 over 2005, and 11% in 2005 in comparison to 2004.** As with non-interest income, there were several non-recurring items impacting the changes in operating expense. Backing out those items the year-over-year increase in 2006 remains 4%, however the 2005 increase drops to 8%. For both years, the largest dollar increase was in salaries and benefits, a category not impacted by non-recurring items. The $1.1 million, or 7%, increase in salaries and benefits in 2006 includes $314,000 in stock option expense for which recognition was not required in previous years.

The following are additional factors that are key in understanding our current financial condition:

- **Gross loan and lease balances increased by $147 million, or 20%, in 2006,** mainly from $115 million (21%) growth in loans secured by real estate.

- **Non-performing assets remained at nominal levels.** Non-performing assets were $689,000, or 0.08% of gross loans plus other real estate owned ("OREO"), at the end of 2006, down slightly from $842,000, or 0.11% of gross loans plus OREO, at the end of 2005. The Company's last remaining OREO was sold in early 2006, and the OREO balance is currently at zero.

- **During 2006, total investment security balances declined by $3 million, or 2%.** Cash flows from maturing bonds and prepayments on mortgage-backed securities were, for the most part, either invested in longer-duration municipal securities as a hedge for the possibility of declining rates or used to fund loan growth.

- **Other assets increased by $14 million, or 26%, in 2006.** This increase is primarily the result of an additional $6 million investment in Bank-owned life insurance ("BOLI") in December 2006, plus a $5 million increase in Federal Home Loan Bank (FHLB) Stock necessitated by our increased level of FHLB borrowings.

- **While total deposits increased by $53 million, or 6%, during 2006, customer deposits ended the year with an increase of just $8 million, or 1%.** Most of the growth in total deposits came from a $45 million increase in wholesale-sourced brokered deposits. Non-interest bearing deposits declined by about 1% in 2006, and fell to 32% of total deposits at the end of 2006 from 35% at the end of 2005. NOW and savings accounts also experienced runoff. Money market deposit accounts increased during the year, capturing some of the demand deposit runoff due to a new higher-interest money market sweep account introduced in 2006, and time deposits under $100,000 also increased. We currently have initiatives in place to grow both consumer and commercial deposits in 2007, although no assurance can be given that deposits will increase as planned.

- **Total non-deposit borrowings grew by $96 million in 2006, increasing to 21% of total liabilities at the end of 2006 from 15% at the end of 2005.** Since loan growth was significantly greater than growth in deposits, FHLB borrowings were obtained to make up the difference. Our net loans to total deposits ratio increased to 100.5% at the end of 2006 from 89.5% at the end of 2005 due to this increased reliance on wholesale funding. Despite this development, we still have ample sources of liquidity available to fund expected loan growth even if anticipated retail deposit increases don't materialize.

- **In June 2006, the Company issued $15 million in junior subordinated debentures to support the issuance of trust preferred securities by a wholly-owned trust subsidiary.** The proceeds from this issuance had the immediate effect of reducing short-term borrowings, but were subsequently used to retire $15 million in higher-cost trust preferred securities when those securities were called in December 2006.

## Results of Operations

The Company earns income from two primary sources. The first is net interest income, which is interest income generated by earning assets less interest expense on interest-bearing liabilities. The second is non-interest income, which primarily consists of customer service charges and fees but also comes from non-customer sources such as bank-owned life insurance. The majority of the Company's non-interest expense consists of operating costs that relate to providing a full range of banking services to our customers.

### *Net Interest Income and Net Interest Margin*

Net interest income was $55.6 million in 2006, compared to $50.8 million in 2005 and $43.5 million in 2004. This represents an increase of 10% in 2006 over 2005, and an increase of 17% in 2005 over 2004. The level of net interest income depends on several factors in combination, including growth in earning assets, yields on earning assets, the cost of interest-bearing liabilities, the relative volumes of earning assets and interest-bearing liabilities, and the mix of products which comprise the Company's earning assets, deposits, and other interest-bearing liabilities.

The following Distribution, Rate and Yield table shows, for each of the past three years, the annual average balance for each principal balance sheet category, and the amount of interest income or interest expense associated with that category. This table also shows the yields earned on each component of the Company's investment and loan portfolio, the average rates paid on each segment of the Company's interest bearing liabilities, and the Company's net interest margin.

**Distribution, Rate & Yield**
(dollars in thousands)

Year Ended December 31,

| | 2006(a) | | | 2005(a) | | | 2004(a) | | |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | Average Balance | Income/ Expense | Average Rate (b) | Average Balance | Income/ Expense | Average Rate (b) | Average Balance | Income/ Expense | Average Rate (b) |
| Investments: | | | | | | | | | |
| Federal Funds Sold/Due from Time | $ 765 | $ 34 | 4.44% | $ 4,314 | $ 136 | 3.15% | $ 4,233 | $ 54 | 1.28% |
| Taxable | $ 141,747 | $ 6,294 | 4.44% | $ 164,490 | $ 6,526 | 3.97% | $ 132,048 | $ 5,042 | 3.82% |
| Non-taxable | $ 50,941 | $ 2,040 | 6.16% | $ 37,526 | $ 1,507 | 6.08% | $ 32,761 | $ 1,312 | 6.07% |
| Total Investments | $ 193,453 | $ 8,368 | 4.89% | $ 206,330 | $ 8,169 | 4.34% | $ 169,042 | $ 6,408 | 4.19% |
| Loans and Leases:(c) | | | | | | | | | |
| Agricultural | $ 10,950 | $ 932 | 8.51% | $ 11,257 | $ 1,471 | 13.07% | $ 11,236 | $ 735 | 6.54% |
| Commercial | $ 136,946 | $ 12,886 | 9.41% | $ 123,351 | $ 9,646 | 7.82% | $ 110,408 | $ 7,815 | 7.08% |
| Real Estate | $ 600,047 | $ 51,839 | 8.64% | $ 506,991 | $ 39,514 | 7.79% | $ 456,567 | $ 33,015 | 7.23% |
| Consumer | $ 53,790 | $ 5,115 | 9.51% | $ 50,506 | $ 4,144 | 8.20% | $ 44,938 | $ 2,973 | 6.62% |
| Consumer Credit Cards | $ 8,819 | $ 829 | 9.40% | $ 8,414 | $ 851 | 10.11% | $ 8,545 | $ 983 | 11.50% |
| Direct Financing Leases | $ 13,110 | $ 809 | 6.17% | $ 5,020 | $ 340 | 6.77% | $ 1,121 | $ 79 | 7.05% |
| Other | $ 379 | $ - | 0.00% | $ 2,463 | $ - | 0.00% | $ 3,783 | $ - | 0.00% |
| Total Loans and Leases | $ 824,041 | $ 72,410 | 8.79% | $ 708,002 | $ 55,966 | 7.90% | $ 636,598 | $ 45,600 | 7.16% |
| Total Interest-Earning Assets(e) | $ 1,017,494 | $ 80,778 | 8.05% | $ 914,332 | $ 64,135 | 7.10% | $ 805,640 | $ 52,008 | 6.54% |
| Other Earning Assests | $ 7,823 | | | $ 6,188 | | | $ 5,732 | | |
| Non-Earning Assets | $ 105,979 | | | $ 98,213 | | | $ 94,526 | | |
| **Total Assets** | $ 1,131,296 | | | $ 1,018,733 | | | $ 905,898 | | |
| **Liabilities & Shareholders' Equity** | | | | | | | | | |
| Interest-Bearing Deposits: | | | | | | | | | |
| NOW | $ 65,234 | $ 69 | 0.11% | $ 68,502 | $ 63 | 0.09% | $ 59,238 | $ 55 | 0.09% |
| Savings | $ 68,133 | $ 358 | 0.53% | $ 72,903 | $ 383 | 0.53% | $ 60,269 | $ 320 | 0.53% |
| Money Market | $ 125,344 | $ 2,947 | 2.35% | $ 114,171 | $ 821 | 0.72% | $ 131,101 | $ 894 | 0.68% |
| TDOA's, and IRA's | $ 23,399 | $ 780 | 3.33% | $ 22,267 | $ 481 | 2.16% | $ 22,240 | $ 360 | 1.62% |
| Certificates of Deposit < $100,000 | $ 96,050 | $ 3,595 | 3.74% | $ 86,734 | $ 2,155 | 2.48% | $ 92,535 | $ 1,499 | 1.62% |
| Certificates of Deposit ≥ $100,000 | $ 182,380 | $ 8,059 | 4.42% | $ 159,579 | $ 4,781 | 3.00% | $ 131,212 | $ 2,283 | 1.74% |
| Total Interest-Bearing Deposits | $ 560,540 | $ 15,808 | 2.82% | $ 524,156 | $ 8,684 | 1.66% | $ 496,595 | $ 5,411 | 1.09% |
| Borrowed Funds: | | | | | | | | | |
| Federal Funds Purchased | $ 13,235 | $ 675 | 5.10% | $ 690 | $ 28 | 4.06% | $ 1,003 | $ 11 | 1.10% |
| Repurchase Agreements | $ 24,281 | $ 161 | 0.66% | $ 28,772 | $ 110 | 0.38% | $ 23,782 | $ 76 | 0.32% |
| Short Term Borrowings | $ 92,106 | $ 4,307 | 4.68% | $ 25,357 | $ 824 | 3.25% | $ 18,038 | $ 284 | 1.57% |
| Long Term Borrowings | $ 32,674 | $ 975 | 2.98% | $ 60,564 | $ 1,501 | 2.48% | $ 52,459 | $ 1,304 | 2.49% |
| TRUPS | $ 38,385 | $ 3,205 | 8.35% | $ 31,013 | $ 2,185 | 7.05% | $ 27,717 | $ 1,410 | 5.09% |
| Total Borrowed Funds | $ 200,681 | $ 9,323 | 4.65% | $ 146,396 | $ 4,648 | 3.17% | $ 122,999 | $ 3,085 | 2.51% |
| Total Interest Bearing Liabilities | $ 761,221 | $ 25,131 | 3.30% | $ 670,552 | $ 13,332 | 1.99% | $ 619,594 | $ 8,496 | 1.37% |
| Demand Deposits | $ 270,183 | | | $ 260,661 | | | $ 212,321 | | |
| Other Liabilities | $ 15,530 | | | $ 12,089 | | | $ 8,886 | | |
| Shareholders' Equity | $ 84,362 | | | $ 75,431 | | | $ 65,097 | | |
| **Tot. Liab. & Shareholders' Equity** | $ 1,131,296 | | | $ 1,018,733 | | | $ 905,898 | | |
| Interest Income/Earning Assets | | | 8.05% | | | 7.10% | | | 6.54% |
| Interest Expense/Earning Assets | | | 2.47% | | | 1.46% | | | 1.05% |
| **Net Interest Margin(d)** | | $ 55,647 | 5.58% | | $ 50,803 | 5.64% | | $ 43,512 | 5.49% |

(a) Average balances are obtained from the best available daily or monthly data and are net of deferred fees and related direct costs.

(b) Yields and net interest margin have been computed on a tax equivalent basis.

(c) Loan fees have been included in the calculation of interest income. Loan Fees were approximately $2,395,610, $2,171,360, and $2,290,000 for the years ended December 31, 2006, 2005, and 2004 respectively. Loans are gross of the allowance for possible loan losses.

(d) Represents net interest income as a percentage of average interest-earning assets (tax-equivalent).

(e) Non-accrual loans have been included in total loans for purposes of total interest earning assets.

The Volume and Rate Variances table below sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods, and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Volume variances are equal to the increase or decrease in the average balance times the prior period rate, and rate variances are equal to the increase or decrease in the average rate times the prior period average balance. Variances attributable to both rate and volume changes are equal to the change in rate times the change in average balance.

| **Volume & Rate Variances** | Years Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (dollars in thousands) | 2006 over 2005 | | | | 2005 over 2004 | | | |
| | Increase(decrease) due to | | | | Increase(decrease) due to | | | |
| **Assets:** | Volume | Rate | Rate/Vol | Net | Volume | Rate | Rate/Vol | Net |
| Investments: | | | | | | | | |
| Federal funds sold / Due from time | $ (112) | 56 | (46) | $ (102) | $ 1 | 79 | 2 | $ 82 |
| Taxable | $ (902) | 778 | (108) | $ (232) | $ 1,239 | 197 | 48 | $ 1,484 |
| Non-taxable[1] | $ 539 | (4) | (2) | $ 533 | $ 191 | 4 | - | $ 195 |
| Total Investments | $ (475) | $ 830 | $ (156) | $ 199 | $ 1,431 | $ 280 | $ 50 | $ 1,761 |
| Loans: | | | | | | | | |
| Agricultural | $ (40) | (513) | 14 | $ (539) | $ 2 | 733 | 1 | $ 736 |
| Commercial | $ 1,063 | 1,961 | 216 | $ 3,240 | $ 916 | 819 | 96 | $ 1,831 |
| Real Estate | $ 7,253 | 4,286 | 786 | $ 12,325 | $ 3,646 | 2,569 | 284 | $ 6,499 |
| Consumer | $ 269 | 659 | 43 | $ 971 | $ 368 | 714 | 89 | $ 1,171 |
| Credit Cards | $ 41 | (60) | (3) | $ (22) | $ (15) | (119) | 2 | $ (132) |
| Direct Financing Leases | $ 548 | (30) | (49) | $ 469 | $ 275 | (3) | (11) | $ 261 |
| Other | $ - | - | - | $ - | $ - | - | - | $ - |
| Total Loans and Leases | $ 9,134 | $ 6,303 | $ 1,007 | $ 16,444 | $ 5,192 | $ 4,713 | $ 461 | $ 10,366 |
| Total Interest Earning Assets | $ 8,659 | $ 7,133 | $ 851 | $ 16,643 | $ 6,623 | $ 4,993 | $ 511 | $ 12,127 |
| **Liabilities** | | | | | | | | |
| Interest Bearing Deposits: | | | | | | | | |
| NOW | $ (3) | 9 | - | $ 6 | $ 9 | (1) | - | $ 8 |
| Savings Accounts | $ (25) | - | - | $ (25) | $ 67 | (3) | (1) | $ 63 |
| Money Market | $ 81 | 1,863 | 182 | $ 2,126 | $ (116) | 49 | (6) | $ (73) |
| TDOA's & IRA's | $ 25 | 261 | 13 | $ 299 | $ 1 | 120 | - | $ 121 |
| Certificates of Deposit < $100,000 | $ 232 | 1,091 | 117 | $ 1,440 | $ (94) | 800 | (50) | $ 656 |
| Certificates of Deposit ≥ $100,000 | $ 683 | 2,271 | 324 | $ 3,278 | $ 494 | 1,648 | 356 | $ 2,498 |
| Total Interest Bearing Deposits | $ 993 | $ 5,495 | $ 636 | $ 7,124 | $ 361 | $ 2,613 | $ 299 | $ 3,273 |
| Borrowed Funds: | | | | | | | | |
| Federal Funds Purchased | $ 509 | 7 | 131 | $ 647 | $ (4) | 30 | (9) | $ 17 |
| Repurchase Agreements | $ (17) | 81 | (13) | $ 51 | $ 16 | 15 | 3 | $ 34 |
| Short Term Borrowings | $ 2,169 | 362 | 952 | $ 3,483 | $ 115 | 302 | 123 | $ 540 |
| Long Term Borrowings | $ (691) | 306 | (141) | $ (526) | $ 202 | (4) | (1) | $ 197 |
| TRUPS | $ 519 | 404 | 97 | $ 1,020 | $ 168 | 543 | 64 | $ 775 |
| Total Borrowed Funds | $ 2,489 | $ 1,160 | $ 1,026 | $ 4,675 | $ 497 | $ 886 | $ 180 | $ 1,563 |
| Total Interest Bearing Liabilities | $ 3,482 | $ 6,655 | $ 1,662 | $ 11,799 | $ 858 | $ 3,499 | $ 479 | $ 4,836 |
| **Net Interest Income** | $ 5,177 | $ 478 | $ (811) | $ 4,844 | $ 5,765 | $ 1,494 | $ 32 | $ 7,291 |

(1) Yields on tax exempt income have not been computed on a tax equivalent basis.

As shown above, pure volume variances contributed $5.2 million to net interest income in 2006 relative to 2005. The positive volume variance is mainly due to growth in average interest-earning assets, as shown in the Average Balances and Rates table. Average interest-earning assets were $103 million higher in 2006 than in 2005, an increase of 11% caused by growth of $116 million, or 16%, in average loan balances partially offset by a decline of $13 million, or 6%, in average investment balances. Average non-earning assets declined slightly to 9% of average total assets in 2006 from 10% in 2005, although the favorable impact of that shift was offset by the fact that average demand deposits declined to 24% of average assets in 2006 from 26% in 2005. The volume variance was also negatively impacted by a shift on the liability side from lower-cost deposits to higher-cost borrowed funds. The average balance of borrowed funds was $54 million higher in 2006 than in 2005, an increase of 37%, while average interest-bearing deposits increased by only $36 million, or 7%, for the same time periods.

The addition of higher-cost short-term borrowings also impacted the rate variance, as evidenced by the 148 basis point increase in the cost of borrowed funds relative to only a 116 basis point increase in the cost of interest-bearing deposits for 2006 relative to 2005. The fact that an increasing proportion of our money market accounts are higher-cost sweep account balances is another factor that negatively impacted the rate variance. The average cost of money market accounts was 163 basis points higher in 2006 than in 2005. Overall, the weighted average cost of interest-bearing liabilities increased by 131 basis points while the weighted average yield on interest-earning assets increased by only 95 basis points, contributing to an unfavorable rate variance of $478,000 for the year. The recovery of $536,000 in interest and fees in the third quarter of 2005 added approximately 5 basis points to the yield on average earning assets for 2005, and was also a contributing factor to the unfavorable rate variance from 2005 to 2006. The rate variance would have been even greater if not for the Company's large net interest position, which is the difference between interest-earning assets and interest-bearing liabilities. The Company's net interest position averaged $244 million in 2005, the base period for the rate variance calculations, thus the yield increase for earning assets was applied to a substantially larger volume than the rate increase for interest-bearing liabilities.

The Company's net interest margin, which is tax-equivalent net interest income expressed as a percentage of average interest-earning assets, is affected by many of the same factors discussed relative to rate and volume variances. Our net interest margin was 5.58% in 2006 as compared to 5.64% in 2005, a drop of 6 basis points. The Company's interest rate risk position is slightly asset-sensitive, meaning that all else being equal the Company's net interest margin will be lower during periods when short-term interest rates are falling and higher when rates are rising. Short-term interest rates were rising during the first half of 2006 and flat for the latter half of 2006. The positive impact of rising rates in the first half of 2006 was offset by relatively low-margin growth and a drop in average demand deposit balances and low-cost core deposits, and our net interest margin has been declining since mid-2006 when short-term rates stopped increasing. By year-end our net interest margin was approximately 5.35%, and we expect that it will average about that in 2007 if core deposits grow as anticipated, although no assurance can be given in that regard. The net interest margin for earning assets added in 2006 is estimated at around 3%, much lower than the Company's net interest margin on pre-existing interest-earning assets since they were funded by relatively expensive FHLB borrowings and brokered deposits. While causing net interest margin compression, this low-margin growth in earning assets has augmented net interest income and enhanced our return on equity.

As with 2006, the positive volume variance in 2005 was mainly due to growth in average interest-earning assets. Average interest-earning assets increased $109 million, or 13%, for 2005 relative to 2004, largely due to growth of $71 million, or 11%, in average loan balances. Average investment balances increased by $37 million, or 22%, in 2005 relative to 2004, due to a leverage strategy implemented in April 2004 that added approximately $100 million in mortgage-backed securities to interest-earning assets and a like amount of similar-duration FHLB borrowings to interest-bearing liabilities. Average non-earning assets were about 10% of average total assets in both 2005 and 2004, however the average balance of demand deposits, other liabilities, and shareholders' equity increased to 34% of average assets in 2005 from 32% in 2004 due in large part to strong growth in average demand deposit balances. The favorable rate variance in 2005 was due in part to the recovery of $536,000 in interest on a note that was sold during the year and the accelerated recognition of $80,000 in fees on a participation loan that prepaid, but was caused mainly by our large net interest position. The Company's net interest margin was 5.64% in 2005 relative to 5.49% in 2004, an increase of 15 basis points. During 2005 our net interest margin rose in strong correlation to increases in short-term market interest rates, and was also favorably impacted by the aforementioned interest recovery.

***Provision for Loan and Lease Losses***

Credit risk is inherent in the business of making loans. The Company sets aside an allowance or reserve for loan and lease losses through charges to earnings, which are shown in the income statement as the provision for loan and lease losses. Specifically identifiable and quantifiable losses are immediately charged off against the allowance. The loan and lease loss provision is determined by conducting a monthly evaluation of the adequacy of the Company's allowance for loan and lease losses, and charging the shortfall, if any, to the current month's expense. This has the effect of creating variability in the amount and frequency of charges to the Company's earnings. The procedures for monitoring the adequacy of the allowance, as well as detailed information concerning the allowance itself, are included below under "Allowance for Loan and Lease Losses".

The Company's provision for loan and lease losses was $3.9 million in 2006, $3.2 million in 2005, and $3.5 million in 2004. The loan loss provision was higher in 2006 because of robust growth in loans and a higher degree of uncertainty (and corresponding loan loss allowance increase) with regard to certain classified loans, as well as the recovery in 2005 of previously charged-off balances which enabled a significant reduction in the loan loss provision during that year. Those 2005 recoveries, combined with a $2.1 million reduction in non-performing loans and overall improvement in credit quality in 2005 relative to 2004, contributed to a reduction of $323,000 in the provision in 2005 despite adding $2.0 million to the reserve for a $2.5 million unsecured commercial loan that was ultimately charged off during that year.

Because the provision exceeded net charge-offs in 2006, the allowance for loan losses increased by $2.2 million during the year, rising to 1.3% of total gross loans and leases at the end of 2006 from 1.26% at the end of 2005. Subsequent to a thorough review of the allowance relative to the current size, composition and quality of the Company's loan and lease portfolio, it has been judged by management to be adequate to absorb currently identified potential losses as well as any likely future losses.

***Non-interest Revenue and Operating Expense***

The following table sets forth the major components of the Company's non-interest revenue and other operating expense, along with relevant ratios, for the years indicated:

## Non Interest Revenue/Expense

(dollars in thousands, unaudited)

| NON INTEREST REVENUE: | 2006 | % of Total | 2005 | % of Total | 2004 | % of Total |
|---|---|---|---|---|---|---|
| Service charges on deposit accounts | $ 6,049 | 53.95% | $ 5,575 | 60.22% | $ 5,900 | 60.25% |
| Credit card fees | $ 968 | 8.63% | $ 817 | 8.83% | $ 704 | 7.19% |
| Checkcard fees | $ 922 | 8.22% | $ 696 | 7.52% | $ 534 | 5.45% |
| Other service charges & fees | $ 2,756 | 24.58% | $ 2,283 | 24.66% | $ 1,910 | 19.51% |
| BOLI Income | $ 774 | 6.90% | $ 792 | 8.55% | $ 487 | 4.97% |
| Gains on sales of loans | $ 79 | 0.71% | $ 523 | 5.65% | $ 330 | 3.37% |
| (Loss) Gains on sale of investment securities | $ 9 | 0.08% | $ (394) | -4.26% | $ 19 | 0.20% |
| (Loss) on tax credit investment | $ (940) | -8.38% | $ (1,092) | -11.80% | $ (469) | -4.79% |
| Other | $ 595 | 5.31% | $ 58 | 0.63% | $ 377 | 3.85% |
| Total non-interest revenue | $ 11,212 | 100.00% | $ 9,258 | 100.00% | $ 9,792 | 100.00% |
| As a % of average interest-earning assets | | 1.10% | | 1.01% | | 1.22% |
| | | | | | | |
| OTHER OPERATING EXPENSES: | | | | | | |
| Salaries and employee benefits | $ 16,770 | 49.55% | $ 15,648 | 47.95% | $ 13,919 | 47.49% |
| Occupancy costs | | | | | | |
| Furniture & Equipment | $ 3,228 | 9.54% | $ 3,192 | 9.78% | $ 3,266 | 11.14% |
| Premises | $ 3,277 | 9.68% | $ 2,964 | 9.08% | $ 2,743 | 9.36% |
| Advertising and Marketing Costs | $ 1,022 | 3.02% | $ 1,524 | 4.67% | $ 1,241 | 4.23% |
| Data Processing Costs | | | | | | |
| Item processing costs | $ - | 0.00% | $ - | 0.00% | $ 8 | 0.03% |
| Other data processing | $ 1,427 | 4.22% | $ 1,194 | 3.66% | $ 1,079 | 3.68% |
| Deposit Services Costs | $ 1,811 | 5.35% | $ 1,303 | 3.99% | $ 1,168 | 3.98% |
| Loan Services Costs | | | | | | |
| Loan Processing | $ 297 | 0.88% | $ 281 | 0.86% | $ 383 | 1.31% |
| ORE Owned | $ 80 | 0.24% | $ 617 | 1.89% | $ 345 | 1.18% |
| Credit Card | $ 700 | 2.07% | $ 613 | 1.88% | $ 599 | 2.04% |
| Other loan services | $ - | 0.00% | $ 8 | 0.02% | $ 2 | 0.01% |
| Other Operating Costs | | | | | | |
| Telephone & data communications | $ 825 | 2.44% | $ 846 | 2.59% | $ 766 | 2.61% |
| Postage & mail | $ 380 | 1.12% | $ 315 | 0.98% | $ 389 | 1.33% |
| Other | $ 1,076 | 3.18% | $ 827 | 2.54% | $ 741 | 2.53% |
| Professional Services Costs | | | | | | |
| Legal & Accounting | $ 1,121 | 3.31% | $ 1,296 | 3.97% | $ 840 | 2.86% |
| Other professional service | $ 1,083 | 3.20% | $ 1,215 | 3.72% | $ 1,047 | 3.57% |
| Stationery & Supply Costs | $ 598 | 1.77% | $ 683 | 2.09% | $ 673 | 2.30% |
| Sundry & Tellers | $ 146 | 0.43% | $ 108 | 0.33% | $ 102 | 0.35% |
| Total other operating expense | $ 33,841 | 100.00% | $ 32,634 | 100.00% | $ 29,311 | 100.00% |
| As a % of average interest-earning assets | | 3.32% | | 3.57% | | 3.64% |
| Net non-interest income as a % of averag interest-earning ass | | -2.22% | | -2.56% | | -2.42% |
| Efficiency Ratio (tax-equivalent) | | 49.63% | | 52.64% | | 54.04% |

Because the percentage increase in net interest plus other income was higher than the increase in non-interest expense, the Company's tax-equivalent overhead efficiency ratio declined to 49.6% for 2006, relative to 52.6% for 2005 and 54.0% in 2004. The overhead efficiency ratio represents total operating expense divided by the sum of fully tax-equivalent net interest and non-interest income, with the provision for loan losses, investment gains and losses, and other extraordinary income and expenses excluded from the equation.

Non-interest income increased by $2.0 million, or 21%, in 2006 relative to 2005, due in part to the impact of non-recurring items but mainly from strong increases in service charges on deposits, check card interchange fees, and operating lease income. The Company's 2005 results reflect an overall decline of $534,000, or 5%, in non-interest income relative to 2004, primarily because of a drop in service charges on deposit accounts and several non-recurring events. Non-interest income increased to 1.1% of average interest-earning assets in 2006 from 1.0% in 2005.

The primary sources of other operating income for the Company include the categories itemized in the table above. Items of a non-recurring nature that impacted non-interest income in 2006 include a $100,000 gain upon the outsourcing of merchant services to First Data, as discussed in the "Recent Developments" section, and an $88,000 gain on a life insurance policy, both of which are included in "Other" non-interest revenue. Non-recurring items in 2005 include a $523,000 gain on the bulk sale of $21 million in residential mortgage loans, a $406,000 loss on the sale of investment securities resulting from a year-end repositioning of the portfolio, gains on the sale of OREO totaling $127,000 that are reflected in the "Other" category, and write-downs of our investment in Diversified Holdings, Inc. totaling $570,000 that are also included in "Other". In 2004, the principal non-recurring items include a $297,000 adjustment reducing BOLI income, as well as approximately $110,000 in gains from the sale of OREO. The "Other" category in non-interest income increased to $595,000 in 2006 from only $58,000 in 2005, due almost entirely to the non-recurring items noted herein.

The largest component of other operating income, service charges on deposit accounts, increased by $474,000, or 9% in 2006 primarily because of higher returned item and overdraft charges resulting from higher levels of activity, although they declined as a percentage of total non-interest revenue because of the impact of non-recurring items on total non-interest revenue. Service charges fell by $325,000 in 2005 despite fairly significant increases in average transaction account balances, due to a lower percentage of returned item and overdraft fees relative to transaction accounts. The Company's ratio of service charge income to average transaction accounts (demand and interest-bearing NOW accounts) was 1.8% in 2006, 1.7% in 2005, and 2.2% in 2004. The drop in 2005 is due in part to growth in accounts that are initially free of service charges. In time, as these free accounts generate more returned item and overdraft fees the percentage should gradually increase, although no guarantee can be given in that regard. Free accounts also provide interest-free or low-cost funding, expand the Company's customer base, and increase cross-sell opportunities for other Bank products such as consumer loans and relatively low-cost savings accounts.

Other service charges and fees constitute the second largest portion of non-interest income, with the principal components consisting of operating lease income, dividends received on restricted stock, currency order fees, and ATM fees. Other service charges and fees totaled $2.8 million in 2006, $2.3 million in 2005, and $1.9 million in 2004. In 2006, the largest year-over-year changes within this category were higher operating lease income and higher dividends received on FHLB stock. In 2005 the most significant increases were in leasing income and service charge income from currency orders. Other service charges and fees were about 25% of total non-interest revenue in 2006 and 2005, up from 20% in 2004 due to the growing impact of operating lease income and higher FHLB dividends.

Credit card fees include credit card interchange fees and credit card annual fees as primary components. Credit card fees increased $151,000, or 18%, in 2006 relative to 2005, due primarily to a higher level of activity. These fees were about 9% of total non-interest income in 2006 and 2005, up from 7% in 2004. Checkcard fees, mostly checkcard interchange fees, increased by $226,000, or 32%, in 2006, due to an increase in the number of cards and higher usage per card. As with credit card fees, checkcard fees are trending up as a percentage of non-interest revenue.

BOLI income declined by $18,000, or 2%, in 2006 relative to 2005. At December 31, 2006 the Company had $25.0 million invested in single-premium "general account" BOLI, with an interest credit rate that does not change frequently and is floored at no less than 3%. Income from this BOLI is used to fund expenses associated with executive salary continuation plans and a directors' retirement plan. In addition, however, as of the same date the Company had approximately $1.5 million invested in "separate account" BOLI used to hedge deferred compensation arrangements for certain directors and senior officers. This separate account BOLI has returns pegged to participant-directed investment allocations, and is thus subject to loss of principal depending on equity market movements. The decline in BOLI income was mainly the result of lower returns on separate account BOLI linked to deferred compensation balances. Reflected in the year-end 2006 balance of general account BOLI is a $6 million investment made in December 2006, which is expected to add approximately $240,000 to BOLI income in 2007, although no assurance can be given in that regard. The increase in BOLI income in 2005 relative to 2004 is mainly due to an adjustment in 2004 that reduced BOLI income by $297,000. The income adjustment stems from certain BOLI accounts that had been carried on the Company's books gross of potential surrender charges, but which were written down in 2004 to reflect such charges.

Income from loan sales was $79,000 in 2006, $523,000 in 2005, and $330,000 in 2004. The 85% decline in 2006 relative to 2005, and the 58% increase in 2005 relative to 2004 is due mainly to the first quarter 2005 sale of $21 million in residential mortgage loans. The Company still originates a limited number of residential mortgage loans (primarily those associated with its all-in-one "construction through permanent financing" product), but since the bulk loan sale in 2005 we have been holding most newly originated residential mortgage loans in our loan portfolio. In past years we were much more active in the residential mortgage lending business, but we currently refer the majority of our residential mortgage loan customers to Genpact Mortgage Services (formerly Moneyline Lending Services), which pays the Company referral fees for successfully closed loans. Genpact fees are reflected in other service charges, commissions and fees, and totaled $67,000 in 2006, $95,000 in 2005 and $72,000 in 2004.

While there were negligible gains on investment securities in 2006 and 2004, the sale of approximately $13 million in underperforming investment securities in December 2005 resulted in a loss of $406,000, although this was partially offset by earlier gains on called securities and the net loss for 2005 was $394,000. In addition to non-recurring losses generated by investment portfolio activities, recurring losses on our tax credit investments are also netted out of non-interest revenue and are shown as a separate line item in the table above because of their relative size. The losses represent our allocation of net losses generated by the operations of low-income housing tax credit funds, and are an expected component of our limited partnership tax credit fund investments that are factored into the initial assessment of projected returns. The losses, which reduce the balance of tax credit fund investments shown in other assets, increased by $152,000 in 2006 relative to 2005, and by $623,000 in 2005 relative to 2004, due in large part to additional investments in newly formed tax credit funds.

We turn now to a discussion of operating expense, which increased by only $1.2 million, or 4% in 2006 relative to 2005, primarily because a $502,000 drop in advertising and marketing expenses helped offset increases in other areas but also because non-recurring expenses had a slightly smaller impact in 2006. Operating expense declined to 3.3% of average interest-earning assets in 2006 from 3.6% in 2005. Operating expense increased $3.3 million, or 11%, in 2005 relative to 2004, however it declined slightly as a percentage of average earning assets.

For a detailed discussion of variances in other operating expenses, the logical starting place is the single largest component, salaries and employee benefits. Because they comprise such a significant portion of total operating expense, salaries and employee benefits typically experience a larger dollar increase than any other category. True to form, the year-over-year growth in salaries and benefits in 2006 was $1.1 million or 7%, and in 2005 was $1.7 million, or 12%. For 2006, salaries alone increased by $1.3 million, or 12%, due to an average of 5% for regular annual pay increases, a $314,000 accrual for stock option expense, the impact of additional branch and administrative staff, and the impact of revised incentive compensation plans. The full impact of staff additions for our Reedley and Bakersfield Riverlakes branches was felt in 2006, along with staff hired later in the year for our Delano branch which is now slated for a March 2007 opening. Salaries expense is net of estimated salaries relating directly to the origination of loans, which are deferred and amortized as a yield adjustment pursuant to FAS 91 and totaled $3.7 million in 2006, $3.4 million in 2005, and $3.5 million in 2004. The cost of employee benefits fell by $186,000, or 4%, in 2006, due to a $200,000 reduction in workers compensation premiums and a $165,000 drop in salary continuation plan accruals. Salaries and employee benefits were 50% of total operating expense in 2006, compared to 48% in 2005 and 47% in 2004, although they have been declining as a percentage of average earning assets. The number of full-time equivalent employees was 350 at the end of 2006, relative to 351 at the end of 2005 and 344 at the end of 2004. The slight decline at the end of 2006 relative to 2005 is due to the relatively large number of open positions existing at the end of 2006.

The annual increase in 2006 for total rent and occupancy costs, including furniture and equipment expenses, was $349,000, or 6%. The increase represents higher rent and depreciation associated with the new branches added at the end of 2005 and the beginning of 2006, as well as slight inflationary increases for other leased locations and higher utility costs. The increase in 2005 was only $147,000, or 2%, relative to 2004. A non-recurring charge-off of

$145,000 in obsolete telephone equipment in 2004 minimized the increase in 2005 relative to 2004. Rent and occupancy costs were 19% of total operating expense in 2006 and 2005, down from 21% in 2004.

Advertising and marketing costs declined by $502,000, or 33%, in 2006 relative to 2005, in large part because of the discontinuation of a direct-mail marketing campaign run during 2005, but also due to lower newspaper and radio advertising expenses and because graphics design was brought in-house in 2006. In 2005, advertising and marketing costs increased by $283,000, or 23%, because of the aforementioned marketing campaign. Management expects total marketing expense to increase by around $800,000 in 2007 as the result of deposit initiatives currently underway.

Total data processing costs increased by $233,000, or 20%, in 2006 relative to 2005, but 2006 expenses include a non-recurring $358,000 early termination fee paid to Digital Insight in connection with our internet banking platform conversion. While resulting in a sizeable one-time fee, the conversion should reduce expenses by over $200,000 per year going forward, although no assurance can be given that the projected savings will be realized. In 2005, data processing expenses increased by $107,000, or 10%, due to the commencement of maintenance fees on our core processing system. Data processing costs would have increased even more if not for the fact that Federal Reserve Bank processing charges were included in this category in 2005, but moved to Deposit services costs in 2006.

Deposit services costs increased by $508,000, or 39% in 2006 relative to 2005, in large part because Federal Reserve Bank processing charges are in deposit services costs in 2006 but are reflected in data processing costs for 2005. These charges totaled $334,000 in 2006. Other costs in deposit services, such as ATM network costs, courier costs, and check card processing costs, also show sizeable increases in 2006. In 2005, the increase in deposit services costs was $135,000, or 12%, due to higher armored car expenses, ATM servicing costs, check card processing costs, and gift card costs. Loan services expenses were down by a combined $442,000, or 29% in 2006 relative to 2005. The primary cause of this decrease is that 2006 expenses are net of a $72,000 non-recurring recovery, and include only $133,000 in OREO write-downs relative to $550,000 in OREO write-downs in 2005 expenses. Loan services expenses increased by $190,000, or 14% in 2005 relative to 2004, because of the OREO write-downs in 2005.

The "other operating costs" category includes telecommunications, postage, and other miscellaneous costs, and totaled $2.3 million in 2006, $2.0 million in 2005, and $1.9 million in 2004. Telecommunications expense fell slightly in 2006 as the result of a more efficient configuration, but increased by $80,000, or 10%, in 2005. Postage expense increased by $65,000 in 2006 but shows a decline of $74,000 for 2005, due primarily to the timing of payments. Other miscellaneous operating expenses increased $249,000, or 30% in 2006 in comparison to 2005, and by $86,000, or 12% for 2005 over 2004. Increases in both years were driven by higher depreciation on operating leases, resulting from an increasingly larger volume of leasing business.

Legal and accounting costs were down by $175,000 in 2006, due in part to a non-recurring legal recovery of $76,000 in 2006 but also because of the fact that 2005 includes $200,000 in audit costs relating to 2004. These costs were up by $456,000 in 2005, due primarily to a $200,000 in SOX 404 audit costs for 2004 that were expensed in 2005 and an increase in legal costs related to collections. The cost of other professional services fell by $132,000, or 11% in 2006 due to a drop in accruals for the directors' retirement plan, and increased by $168,000, or 16% in 2005, due principally to increased costs associated with the directors' retirement and deferred fee plans.

***Income Taxes***

The Company's provision for federal and state income taxes was $10.0 million in 2006, $8.1 million in 2005, and $7.2 million for 2004. This represents 34% of income before taxes in 2006, 33% in 2005, and 35% in 2004. The effective tax rate was higher in 2004 than in either 2006 or 2005, due in part to a $400,000 adjustment in 2004 associated with the filing of amended 2002 tax returns to exclude the benefit of the Bank's real estate investment trust ("REIT"). REIT benefits were excluded subsequent to our receipt of an adverse interpretation of existing law that was released by the California Franchise Tax Board on December 31, 2003. Without the adjustment in 2004 the rate would have been 33%, the same as in 2005. The accrual rate increased slightly in 2006 largely because stock option expense, which wasn't recognized in operating results in either 2005 or 2004, is not allowed as a tax deduction.

The Company sets aside its provision for income taxes on a monthly basis. As indicated in Note 9 in the Notes to the Consolidated Financial Statements, the amount of such provision is determined by applying the Company's statutory income tax rates to pre-tax book income as adjusted for permanent differences between pre-tax book income and actual taxable income. These permanent differences include but are not limited to tax-exempt interest income, increases in the cash surrender value of BOLI, California Enterprise Zone deductions, certain expenses that are not allowed as tax deductions, and tax credits.

Tax-exempt interest income is generated primarily by the Company's investments in state, county and municipal bonds, which provided $2.0 million in federal tax-exempt income in 2006, $1.5 million in 2005, and $1.3 million in 2004. Although not reflected in the investment portfolio, the company also has total investments of $11.8 million in low-income housing tax credit funds as of December 31, 2006, including a $2 million investment commitment made in July 2006. These investments have generated substantial tax credits for the past few years, with about $1.4 million in credits available for the 2006 tax year and $1.3 million in tax credits realized in 2005. The investments are expected to generate an additional $11.1 million in aggregate tax credits from 2007 through 2018; however, the credits are dependent upon the occupancy level of the housing projects and income of the tenants and cannot be projected with complete certainty.

Some items of income and expense are recognized in different years for tax purposes than when applying generally accepted accounting principles, leading to timing differences between the Company's actual tax liability and the amount accrued for this liability based on book income. These temporary differences comprise the "deferred" portion of the Company's tax expense, which is accumulated on the Company's books as a deferred tax asset or deferred tax liability until such time as it reverses. At the end of 2006, the Company had a net deferred tax asset of $5.0 million.

**Financial Condition**

A comparison between the summary year-end balance sheets for 2002 through 2006 was presented previously in the table of Selected Financial Data (see Item 6 above). As indicated in that table, the Company's total assets, loans, deposits and shareholders' equity have grown each year for the past four years. The Company experienced its most pronounced growth in assets during 2004, with total assets increasing by $196 million, or 24%, due to the aforementioned leverage strategy and strong organic loan growth. Growth in 2006 was almost as robust, with total assets growing by $162 million, or 15%, due to growth in loans. Deposits lagged behind in 2006, growing by only $53 million, or 6%, even with a $45 million increase in wholesale-source brokered deposits. Total assets grew by only $55 million, or 6%, in 2005 because of the sale of $21 million in mortgage loans and the prepayment of an $8 million loan participation. Significant changes in the relative size of balance sheet components in 2006 include net loans and leases, which increased to 72% of total assets at the end of 2006 from 69% at the end of 2005, and investment securities, which experienced an offsetting decline to 16% of total assets at the end of 2006 from 18% at the end of 2005. On the liability side, deposits declined to 77% of total liabilities at December 31, 2006 from 84% of total liabilities at December 31, 2005, with an offsetting increase in short-term FHLB borrowings, which increased to 16% of total liabilities at the end of 2006 from 7% at the end of 2005. Within deposits, non-interest bearing deposits declined to 32% of total deposits from 35% during the same time period. The major components of the Company's balance sheet are individually analyzed below, along with off-balance sheet information.

***Loan and Lease Portfolio***

The Company's loan and lease portfolio represents the single largest portion of invested assets, substantially greater than the investment portfolio or any other asset category, and the quality and diversification of the loan and lease portfolio are important considerations when reviewing the Company's financial condition. The Company is not involved with chemicals or toxins that might have an adverse effect on the environment, thus its primary exposure to environmental legislation is through its lending activities. The Company's lending procedures include steps to identify and monitor this exposure in an effort to avoid any related loss or liability.

As noted above, loan and lease balances grew at a faster pace than total assets during 2006, and thus increased as a percentage of the total. Since loans grew at a much faster rate than deposits, the ratio of net loans and leases to deposits increased to 100.5% at the end of 2006 from 89.5% at the end of 2005. Demand for loans remains relatively strong in many areas within the Company's markets and competition continues to intensify, especially in Fresno and Bakersfield. To help ensure that we remain competitive, we make every effort to be flexible and creative in our approach to structuring loans without compromising credit quality.

The Selected Financial Data table in Item 6 above reflects the amount of loans and leases outstanding at December 31st for each year from 2002 through 2006, net of deferred fees and origination costs and the allowance for loan and lease losses. The Loan and Lease Distribution table that follows sets forth the Company's gross loans and leases outstanding and the percentage distribution in each category at the dates indicated. The amounts shown in the table do not reflect any deferred loan fees or deferred origination costs, nor is the allowance deducted.

**Loan and Lease Distribution**

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| (dollars in thousands) | 2006 | 2005 | 2004 | 2003 | 2002 |
| Agricultural | $ 13,193 | $ 9,898 | $ 13,146 | $ 13,693 | $ 11,030 |
| Commercial and Industrial | $ 113,644 | $ 100,545 | $ 100,042 | $ 93,287 | $ 83,109 |
| Real Estate: | | | | | |
| Secured by Commercial/Professional Office | | | | | |
| Properties including construction and development | $ 420,973 | $ 363,094 | $ 336,065 | $ 306,635 | $ 238,709 |
| Secured by Residential Properties | $ 177,448 | $ 128,735 | $ 126,241 | $ 98,891 | $ 91,084 |
| Secured by Farmland | $ 53,668 | $ 45,353 | $ 37,648 | $ 25,281 | $ 16,931 |
| Held for Sale | $ - | $ - | $ 440 | $ 513 | $ 653 |
| Total Real Estate | $ 652,089 | $ 537,182 | $ 500,394 | $ 431,320 | $ 347,377 |
| Small Business Administration loans | $ 25,946 | $ 24,190 | $ 21,547 | $ 21,964 | $ 21,918 |
| Consumer Loans | $ 54,568 | $ 51,006 | $ 48,992 | $ 41,106 | $ 39,825 |
| Direct Financing Leases | $ 20,150 | $ 10,138 | $ 3,490 | $ 792 | $ - |
| Consumer Credit Cards | $ 8,418 | $ 8,401 | $ 8,665 | $ 8,519 | $ 9,359 |
| **Total Loans and Leases** | $ 888,008 | $ 741,360 | $ 696,276 | $ 610,681 | $ 512,618 |
| **Percentage of Total Loans and Leases** | | | | | |
| Agricultural | 1.49% | 1.34% | 1.89% | 2.24% | 2.15% |
| Commercial and Industrial | 12.80% | 13.56% | 14.37% | 15.27% | 16.21% |
| Real Estate: | | | | | |
| Secured by Commercial/Professional Office | | | | | |
| Properties including construction and development | 47.41% | 48.98% | 48.27% | 50.21% | 46.57% |
| Secured by Residential Properties | 19.98% | 17.36% | 18.13% | 16.20% | 17.77% |
| Secured by Farmland | 6.04% | 6.12% | 5.41% | 4.14% | 3.30% |
| Held for Sale | 0.00% | 0.00% | 0.06% | 0.08% | 0.13% |
| Total Real Estate | 73.43% | 72.46% | 71.87% | 70.63% | 67.77% |
| Small Business Administration loans | 2.92% | 3.26% | 3.09% | 3.60% | 4.27% |
| Consumer Loans | 6.14% | 6.88% | 7.04% | 6.73% | 7.77% |
| Direct Financing Leases | 2.27% | 1.37% | 0.50% | 0.13% | 0.00% |
| Consumer Credit Cards | 0.95% | 1.13% | 1.24% | 1.40% | 1.83% |
| | 100.00% | 100.00% | 100.00% | 100.00% | 100.00% |

As displayed in the table, aggregate loan and lease balances increased by $375 million, or 73%, from the end of 2002 to the end of 2006. The Company's branches and other business units generated the bulk of that growth. Overall, loan demand in the Company's immediate market has been weighted toward loans secured by real estate. Loans secured by commercial and professional buildings increased by $58 million, or 16%, in 2006, while loans secured by residential properties increased by $49 million, or 38%. About $21 million of the increase in loans secured by residential properties is from an increase in outstanding balances on home equity loans, another $18 million is from growth in residential mortgage loans, and the remainder is in the form of commercial loans where residential real estate was taken as collateral. Loans secured by residential properties increased to 20% of total loans at December 31, 2006, from 17% at December 31, 2005.

Real estate loans secured by farmland grew by $8 million, or 18%, during 2006, and have increased to 6% of total loans from 3% since the end of 2002. Agricultural production loan balances increased by $3 million, or 33% during 2006, but overall have been trending downward as a percentage of total loans since 2002. The Company has, to some extent, withdrawn from financing production lines, where year-to-year cash flow variations can impede the ability of borrowers to meet contractual repayment terms. With uncertain commodity prices some of our borrowers have experienced declining equity in farming operations, and many are selling farm land for alternate uses such as housing and commercial development. The Company also originates and sells agricultural mortgage loans to certain investors, and the volume of agricultural mortgage loans serviced totaled $13 million as of December 31, 2006. Total loans serviced for others numbered 44 with an aggregate balance of $17 million as of the end of 2006, as compared to 56 loans with an aggregate balance of $17 million at the end of 2005.

Commercial and industrial loans, including SBA loans, increased by a combined $15 million, or 12%, in 2006. Despite an overall trend upward for the past few years, their growth rate has lagged behind that of the aggregate portfolio and commercial loans declined to 16% of total loans at the end of 2006 from 20% at the end of 2002. The Company's commercial loans are centered in locally-oriented commercial activities in markets where the Company has a physical presence, and this segment of the portfolio has struggled for growth as the local market has become increasingly competitive. Potential business has been passed over in some instances, and in others the Company has taken real estate collateral as an abundance of caution, which causes the loans to be classified as commercial real estate. The Company also has a business unit dedicated to SBA loans and is very active in specific SBA program lending. Further, the Company is designated as an SBA Preferred Lender, which allows greater flexibility to meet small business loan requests with a more timely credit approval process. In the past the Company has sold some SBA loans, and while we still have the ability to do so, our intention for the immediate future is to retain the SBA loans we originate. Direct finance leases are also a form of secured commercial credit, and are an increasingly popular option for our business customers. Part of the reason for the limited growth in commercial loans is the growth in direct finance leases, which increased by $10 million, or 99%, in 2006 and are now over 2% of total loans and leases.

The consumer loans category represented 6% of total loans and leases outstanding at December 31, 2006, and 7% at December 31, 2005. These balances consist primarily of automobile loans and unsecured lines of credit. Consumer loans increased by $4 million, or 7%, during 2006. Consumer credit card loans represented just 1% of total loans and leases outstanding at December 31, 2006, having declined from 2% of total loans and leases at December 31, 2002.

***Loan and Lease Maturities***

The following table shows the maturity distribution for total loans and leases outstanding as of December 31, 2006, including non-accruing loans. The maturity distribution is grouped by remaining scheduled principal payments that are due within three months, after three months but less than one year, after one but within five years, or after five years. The principal balance of loans due after one year is indicated by both fixed and floating rate categories.

**Loan and Lease Maturity**

(dollars in thousands)

| As of December 31, 2006 | Three months or less | Three months to twelve months | One to five years | Over five years | Total | Floating rate: due after one year | Fixed rate: due after one year |
|---|---|---|---|---|---|---|---|
| Agricultural | $ 300 | $ 9,519 | $ 3,374 | $ - | $ 13,193 | $ 849 | $ 2,525 |
| Commercial and Industrial [1] | $ 17,778 | $ 31,167 | $ 62,526 | $ 28,119 | $ 139,590 | $ 41,230 | $ 49,415 |
| Real Estate | $ 48,976 | $ 91,365 | $ 100,366 | $ 411,382 | $ 652,089 | $ 256,260 | $ 255,488 |
| Consumer Loans | $ 2,432 | $ 4,067 | $ 23,369 | $ 24,700 | $ 54,568 | $ 22,956 | $ 25,113 |
| Credit Cards | $ - | $ - | $ 8,418 | $ - | $ 8,418 | $ 8,418 | $ - |
| Direct Financing Leases | $ - | $ 49 | $ 12,617 | $ 7,484 | $ 20,150 | $ - | $ 20,101 |
| TOTAL | $ 69,486 | $ 136,167 | $ 210,670 | $ 471,685 | $ 888,008 | $ 329,713 | $ 352,642 |

[1] Includes Small Business Administration Loans

For a comprehensive discussion of the Company's liquidity position, re-pricing characteristics of the balance sheet, and sensitivity to changes in interest rates, see the "Liquidity and Market Risk" section.

*Off-Balance Sheet Arrangements*

In the normal course of business, the Company makes commitments to extend credit to its customers as long as there are no violations of any conditions established in contractual arrangements. These commitments are obligations that represent a potential credit risk to the Company, and a $160,000 reserve for unfunded commitments is reflected as a liability in the Company's consolidated balance sheet at December 31, 2006. Total unused commitments to extend credit were $301 million at December 31, 2006, as compared to $317 million at December 31, 2005. Net of credit card lines available which were $40 million and $46 million at December 31, 2006 and 2005, unused commitments represented 29% and 37% of outstanding gross loans and leases at December 31, 2006 and 2005, respectively. The Company's stand-by letters of credit totaled $29 million at December 31, 2006 and $17 million at December 31, 2005.

The effect on the Company's revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted, because there is no certainty that the lines of credit will ever be fully utilized. For more information regarding the Company's off-balance sheet arrangements, see Note 11 to the financial statements located elsewhere herein.

***Contractual Obligations***

At the end of 2006, the Company had contractual obligations for the following payments, by type and period due:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
| Long-term debt obligations | $ 30,928,000 | $ - | $ - | $ - | $ 30,928,000 |
| Operating lease obligations | $ 7,918,079 | $ 1,012,803 | $ 1,798,031 | $ 1,537,191 | $ 3,570,054 |
| Purchase obligations | $ 125,398 | $ 125,398 | $ - | $ - | $ - |
| Other long-term obligations | $ 2,810,195 | $ 2,000,211 | $ 750,847 | $ 33,233 | $ 25,904 |
| Total | $ 41,781,672 | $ 3,138,412 | $ 2,548,878 | $ 1,570,424 | $ 34,523,958 |

*Non-performing Assets*

Financial institutions generally have a certain level of exposure to asset quality risk, and could potentially receive less than a full return of principal and interest if a debtor becomes unable or unwilling to repay. Since loans are the most significant assets of the Company and generate the largest portion of its revenues, the Company's management of risk related to asset quality is focused primarily on loan quality. Banks have generally suffered their most severe earnings declines as a result of customers' inability to generate sufficient cash flow to service their debts, or as a result of the downturns in national and regional economies which have brought about declines in overall property values. In addition, certain debt securities that the Company may purchase have the potential of declining in value if the obligor's financial capacity to repay deteriorates.

To help minimize credit quality concerns, we have established a sound approach to credit that includes well-defined goals and objectives and well-documented credit policies and procedures. The policies and procedures identify market segments, set goals for portfolio growth or contraction, and establish limits on industry and geographic credit concentrations. In addition, these policies establish the Company's underwriting standards and the methods of monitoring ongoing credit quality. The Company's internal credit risk controls are centered in underwriting practices, credit granting procedures, training, risk management techniques, and familiarity with loan and lease customers as well as the relative diversity and geographic concentration of our loan and lease portfolio.

The Company's credit risk may also be affected by external factors such as the level of interest rates, employment, general economic conditions, real estate values, and trends in particular industries or geographic markets. As a multi-community independent bank serving a specific geographic area, the Company must contend with unpredictable changes in the California and San Joaquin Valley markets. Our asset quality has suffered in the past from the impact of national and regional economic recessions, consumer bankruptcies, weather-related agricultural losses, and depressed prices for agricultural goods. While it is still premature to say with any certainty, it does not appear that the freeze that destroyed much of the orange crop in the San Joaquin Valley in early 2007 will have a material impact on the Company or any of its larger borrowers. In fact, in recent years the Company, and likewise the San Joaquin Valley, has experienced healthy growth independent of agricultural considerations. Major companies are discovering the San Joaquin Valley as an ideal location for distribution facilities, non-agricultural jobs are growing at a relatively fast rate, and comparatively low-cost housing has attracted new residents from more expensive regions of California. The Company is optimistic that the local economy will continue to flourish, but no assurance can be given that this will in fact occur.

Non-performing assets are comprised of the following: Loans and leases for which the Company is no longer accruing interest; loans and leases 90 days or more past due and still accruing interest (although they are generally placed on non-accrual when they become 90 days past due); loans and leases restructured where the terms of repayment have been renegotiated, resulting in a deferral of interest or principal; and other real estate owned ("OREO"). Management's classification of a loan or lease as "non-accrual" is an indication that there is reasonable doubt as to the full recovery of principal or interest on the loan or lease. At that point, the Company stops accruing income from the interest, reverses any uncollected interest that had been accrued as income, and begins recognizing interest income only as cash interest payments are received and as long as the collection of all outstanding principal is not in doubt. The loans may or may not be collateralized, and collection efforts are continuously pursued. Loans or leases may be restructured by management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms and where the Company believes the borrower will eventually overcome those circumstances and make full restitution. OREO consists of properties acquired by foreclosure or similar means that management is offering or will offer for sale. The following table provides information with respect to components of the Company's non-performing assets at the dates indicated:

**Non-performing Assets**

(dollars in thousands)

| **Nonaccrual Loans and Leases:**[1] | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| | As of December 31, | | | | |
| Agricultural | $ - | $ - | $ - | $ 725 | $ 15 |
| Commercial and Industrial | $ 370 | $ - | $ 393 | $ 2,370 | $ 1,070 |
| Real Estate | | | | | |
| Secured by Commercial/Professional Office Properties including construction and development | $ - | $ - | $ - | $ 116 | $ 350 |
| Secured by Residential Properties | $ - | $ - | $ - | $ 260 | $ 31 |
| Secured by Farmland | $ - | $ - | $ 1,313 | $ 1,920 | $ 2,343 |
| **TOTAL REAL ESTATE** | $ - | $ - | $ 1,313 | $ 2,296 | $ 2,724 |
| Small Business Administration loans | $ 262 | $ 288 | $ 255 | $ 787 | $ 323 |
| Consumer Loans | $ 57 | $ 21 | $ 168 | $ 284 | $ 141 |
| Credit Cards | $ - | $ - | $ 19 | $ 15 | $ 56 |
| Direct Financing Leases | $ - | $ - | $ - | $ - | $ - |
| **SUBTOTAL** | $ 689 | $ 309 | $ 2,148 | $ 6,477 | $ 4,329 |
| | | | | | |
| **Loans and leases 90 days or more past due & still accruing:** | | | | | |
| (as to principal or interest) | | | | | |
| Agricultural | $ - | $ - | $ - | $ - | $ - |
| Commercial and Industrial | $ - | $ - | $ - | $ - | $ 1,426 |
| Real Estate | | | | | |
| Secured by Commercial/Professional Office Properties including construction and development | $ - | $ - | $ - | $ - | $ 700 |
| Secured by Residential Properties | $ - | $ - | $ - | $ - | $ - |
| Secured by Farmland | $ - | $ - | $ - | $ - | $ - |
| **TOTAL REAL ESTATE** | $ - | $ - | $ - | $ - | $ 700 |
| Small Business Administration loans | $ - | $ - | $ 280 | $ 206 | $ - |
| Consumer Loans | $ - | $ - | $ 20 | $ - | $ - |
| Credit Cards | $ - | $ - | $ - | $ - | $ 12 |
| Direct Financing Leases | $ - | $ - | $ - | $ - | $ - |
| **SUBTOTAL** | $ - | $ - | $ 300 | $ 206 | $ 2,138 |
| **TOTAL NON-PERFORMING LOANS AND LEASES** | $ 689 | $ 309 | $ 2,448 | $ 6,683 | $ 6,467 |
| | | | | | |
| Other Real Estate Owned | $ - | $ 533 | $ 2,524 | $ 2,784 | $ 1,421 |
| Total nonperforming assets | $ 689 | $ 842 | $ 4,972 | $ 9,467 | $ 7,888 |
| Restructured loans and leases [2] | N/A | N/A | N/A | N/A | N/A |
| Nonperforming loans and leases as % of total gross loans and leases | 0.08% | 0.04% | 0.35% | 1.09% | 1.26% |
| Nonperforming assets as a % of total gross loans and leases and other real estate owned | 0.08% | 0.11% | 0.71% | 1.54% | 1.53% |

(1)Additional interest income of approximately $40,993 would have been recorded for the year ended December 31, 2006 if these loans had been paid. in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.

(2) A "restructured loan or lease" is one where the terms were renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

Despite an increase of $370,000 in non-performing commercial loans during 2006, the aggregate balance of non-performing assets at the end of 2006 represents a drop of $153,000, or 18%, from year-end 2005 levels due to the sale of the Company's last remaining OREO early in 2006. The increase in non-accruing commercial loans is attributable primarily to a single borrowing relationship, and it should be noted that all commercial and consumer loans shown as non-accrual have been allocated a loss reserve on a dollar for dollar basis. The reserve for SBA loans on non-accrual status does not include the guaranteed portion of the loans, since a loss is not probable for those balances. In 2005, non-performing assets fell $4.1 million, or 83%, from year-end 2004 levels, and they declined by $4.5 million, or 47%, during 2004. This represents an aggregate decline of $8.8 million in three years. The ratio of non-performing assets to total gross loans plus OREO also fell substantially, to 0.08% at the end of 2006, as compared to 0.11% at the end of 2005 and 0.71% at the end of 2004.

The main changes during 2005 were in loans secured by farmland, which were reduced by $1.3 million due to the sale of a non-accruing note, and OREO, which was reduced by $2.0 million. The sale of the note resulted in the recovery of $500,000 in previously charged-off principal, as well as the payment of $536,000 in interest that had not been accrued. The reduction in OREO was partly the result of $550,000 in write-downs during the year, but was also due to the sale of several properties. In 2004, the principal change was in commercial and industrial loans, which dropped due to a $1 million relationship that was brought current when the customer collected delinquent payments owed to it under a government contract, and also because we collected a $600,000 past-due balance under a USDA guarantee.

While the current level of non-performing assets represents significant improvement and is relatively low, we recognize that an increase in the dollar amount of non-accrual loans and leases is possible in the normal course of business as we expand our lending activities. We also expect occasional foreclosures as a last resort in the resolution of some problem credits.

*Allowance for Loan and Lease Losses*

The allowance for loan and lease losses is established through a provision for losses based on management's evaluation of known and inherent risks in the Company's loan and lease portfolio. The allowance is increased by provisions charged against current earnings, and reduced by net charge-offs. Loans and leases are charged off when they are deemed to be uncollectible, while recoveries are generally recorded only when cash payments are received subsequent to the charge off.

We employ a systematic methodology for determining the allowance for loan and lease losses that includes a periodic review process and adjustment of the allowance at least quarterly. Our process includes a review of individual loans and leases that have been specifically identified as problems or have characteristics that could lead to impairment, as well as detailed reviews of other loans and leases (either individually or in pools). Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for losses that management believes is appropriate at each reporting date.

Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans and leases, geographic concentrations, concentrations for particular loan or collateral types, and other factors. Quantitative factors also incorporate known information about individual loans and leases, including borrowers' sensitivity to interest rate movements and to other quantifiable external factors, such as commodity price changes and acts of nature (freezes, earthquakes, fires, etc.), that occur in a particular period. Qualitative factors are at least to some extent based on management's judgment and experience. They include an assessment of the general economic environment in our markets and, in particular, the state of agriculture and other key industries in the San Joaquin Valley. The way a particular loan or lease might be structured, the extent and nature of waivers of existing loan policies, the results of bank regulatory examinations, model imprecision, and the expected rate of portfolio growth are additional factors that are considered. The table which follows summarizes the activity in the allowance for loan and lease losses for the years indicated:

## Allowance For Loan Losses and Leases

(dollars in thousands)

| | As of and for the years ended December 31, | | | | |
|---|---|---|---|---|---|
| **Balances:** | 2006 | 2005 | 2004 | 2003 | 2002 |
| Average gross loans and leases outstanding during period | $ 824,041 | $ 708,002 | $ 636,598 | $ 550,744 | $ 500,461 |
| Gross loans and leases outstanding at end of period | $ 888,008 | $ 741,360 | $ 696,276 | $ 610,681 | $ 512,618 |
| | | | | | |
| **Allowance for Loan and Lease Losses:** | | | | | |
| Balance at beginning of period | $ 9,330 | $ 8,842 | $ 6,701 | $ 5,939 | $ 5,675 |
| Provision Charged to Expense | $ 3,851 | $ 3,150 | $ 3,473 | $ 3,105 | $ 3,350 |
| | | | | | |
| Charge-offs | | | | | |
| Agricultural | $ - | $ - | $ 60 | $ - | $ 602 |
| Commercial & Industrial Loans [(1)] | $ 1,301 | $ 2,864 | $ 459 | $ 1,491 | $ 1,161 |
| Real Estate loans | $ - | $ - | $ - | $ - | $ - |
| Consumer Loans | $ 571 | $ 494 | $ 596 | $ 542 | $ 1,031 |
| Direct Financing Leases | $ 4 | $ - | $ - | $ - | $ - |
| Credit Card Loans | $ 344 | $ 400 | $ 402 | $ 561 | $ 580 |
| Overdrafts | $ 213 | $ 216 | $ 254 | $ - | $ - |
| Total | $ 2,433 | $ 3,974 | $ 1,771 | $ 2,594 | $ 3,374 |
| | | | | | |
| Recoveries | | | | | |
| Agricultural | $ 5 | $ 747 | $ 143 | $ 34 | $ 34 |
| Commercial & Industrial Loans [(1)] | $ 439 | $ 325 | $ 95 | $ 68 | $ 156 |
| Real Estate loans | $ - | $ 2 | $ - | $ - | $ - |
| Consumer Loans | $ 253 | $ 95 | $ 120 | $ 73 | $ 37 |
| Direct Financing Leases | $ - | $ - | $ - | $ - | $ - |
| Credit Card Loans | $ 86 | $ 88 | $ 71 | $ 76 | $ 61 |
| Overdrafts | $ 48 | $ 55 | $ 10 | $ - | $ - |
| Total | $ 831 | $ 1,312 | $ 439 | $ 251 | $ 288 |
| Net Loan and Lease Charge-offs | $ 1,602 | $ 2,662 | $ 1,332 | $ 2,343 | $ 3,086 |
| Balance at end of period | $ 11,579 | $ 9,330 | $ 8,842 | $ 6,701 | $ 5,939 |
| | | | | | |
| **Ratios:** | | | | | |
| Net Loan and Lease Charge-offs to Average Loans and Leases | 0.19% | 0.38% | 0.21% | 0.43% | 0.62% |
| Allowance for Loan and Lease Losses to Gross Loans and Leases at End of Period | 1.30% | 1.26% | 1.27% | 1.10% | 1.16% |
| Allowance for Loan and Lease Losses to Non-Performing Loans and Leases | 1680.55% | 3019.42% | 361.19% | 100.27% | 91.84% |
| Net Loan and Lease Charge-offs to Allowance for Loan and Lease Losses at End of Period | 13.84% | 28.53% | 15.06% | 34.96% | 51.96% |
| Net Loan and Lease Charge-offs to Provision for Loan and Lease Losses | 41.60% | 84.51% | 38.35% | 75.46% | 92.12% |

(1) Includes Small Business Administration Loans.

The Company's allowance for loan and lease losses increased by close to $2.3 million during 2006 and ended the year at $11.6 million, or 1.30% of gross loans and leases, compared to $9.3 million, or 1.26% of gross loans and leases at the end of 2005. The loss provision in 2006 totaled $3.9 million, compared to $3.2 million in 2005. Net loans charged off were $1.6 million in 2006 as compared to $2.7 million in 2005. Charge-offs in 2005 included a $2.5 million unsecured commercial loan, and net charge-offs for that year would have been much higher if not for the recovery of $1.3 million in principal from previously charged off loans. Net loans charged off in 2006 were 0.19% of average loans and leases, compared to 0.38% in 2005. It should be noted that prior to 2004, losses stemming from overdraft balances were included as operating losses in operating expenses and are not reflected in the table above. While uncollectible overdraft balances are currently charged off as loan losses against the allowance for loan and lease losses, related overdraft fees and charges are still reflected as operating losses.

While evolving somewhat to incorporate a greater level of detail and sophistication in the past few years, our methodology for determining the adequacy of the Company's allowance for loan and lease losses has, for the most part, been consistently followed. As we add new products and expand our geographic coverage, we expect to continue to enhance our methodology to keep pace with the size and complexity of the loan and lease portfolio. We engage outside firms on a regular basis to independently assess our methodology and perform independent credit reviews of our loan and lease portfolio. The Company's external auditors and credit review consultants, the FDIC, and the California Department of Financial Institutions also review the allowance for loan and lease losses as an integral part of the examination processes. Management believes that the current methodology is appropriate given our size and level of complexity. Further, management believes that the allowance for loan and lease losses at December 31, 2006 was adequate to cover known and inherent risks in the portfolio. Fluctuations in credit quality, changes in economic conditions, or other factors could induce us to augment the allowance, however, and no assurance can be given that such factors will not result in increased losses in the loan and lease portfolio in the future.

The following table provides a summary of the allocation of the allowance for loan and lease losses for specific categories at the dates indicated. The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each category represents the total amounts available for charge-offs that may occur within these categories.

| Allocation of Loan and Lease Loss Allowance | As of December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (dollars in thousands) | 2006 | | 2005 | | 2004 | | 2003 | | 2002 | |
| | Amount | % Total [1] Loans | Amount | % Total [1] Loans | Amount | % Total [1] Loans | Amount | % Total [1] Loans | Amount | % Total [1] Loans |
| Agricultural | $ 1,496 | 1.49% | $ 64 | 1.34% | $ 442 | 1.89% | $ 351 | 2.24% | $ 419 | 2.15% |
| Commercial and Industrial [2] | $ 1,470 | 15.72% | $ 2,295 | 16.82% | $ 4,421 | 17.46% | $ 2,728 | 18.87% | $ 2,529 | 20.48% |
| Real Estate | $ 6,866 | 73.43% | $ 5,918 | 72.46% | $ 2,211 | 71.87% | $ 2,721 | 70.63% | $ 1,538 | 67.77% |
| Consumer Loans | $ 1,077 | 6.14% | $ 467 | 6.88% | $ 884 | 7.04% | $ 719 | 6.73% | $ 734 | 7.77% |
| Direct Financing Leases | $ 212 | 2.27% | $ 71 | 1.37% | $ 177 | 0.50% | $ - | 0.13% | $ - | 0.00% |
| Consumer Credit Cards | $ 458 | 0.95% | $ 515 | 1.13% | $ 707 | 1.24% | $ 182 | 1.40% | $ 719 | 1.83% |
| TOTAL | $ 11,579 | 100.00% | $ 9,330 | 100.00% | $ 8,842 | 100.00% | $ 6,701 | 100.00% | $ 5,939 | 100.00% |

(1) Represents percentage of loans in category to total loans.
(2) Includes Small Business Administration loans.

### *Investment Portfolio*

With a book value of $190 million at December 31, 2006, the investment securities portfolio is the second largest component of the Company's interest earning assets, and the structure and composition of this portfolio is important to any analysis of the financial condition of the Company. The investment portfolio serves the following purposes: 1) it can be readily reduced in size to provide liquidity for loan balance increases or deposit balance decreases; 2) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender; 3) it can be used as an interest rate risk management tool, since it provides a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of the Company; 4) it is an alternative interest-earning use of funds when loan demand is weak or when deposits grow more rapidly than loans; and 5) it can enhance the Company's tax position by providing partially tax exempt income.

The Company uses two portfolio classifications for its investments: "held-to-maturity", and "available-for-sale". Accounting rules also allow a trading portfolio classification, but the Company has no investments that would be classified as such. The held-to-maturity portfolio can consist only of investments that the Company has both the intent and ability to hold until maturity, to be sold only in the event of concerns with an issuer's credit worthiness, a change in tax law that eliminates their tax exempt status, or other infrequent situations as permitted by generally accepted accounting principles. Since the Company does not have a trading portfolio, the available-for-sale portfolio is comprised of all securities not included as "held-to-maturity". Even though management currently has the intent and the ability to hold the Company's marketable investments to maturity, they are all currently classified as available-for-sale to allow maximum flexibility with regard to the active management of the Company's investment portfolio. SFAS 133 requires available-for-sale securities to be marked to market on a periodic basis with an offset to accumulated other comprehensive income, a component of equity. Monthly adjustments are made to that account to reflect changes in the market value of the Company's available-for-sale securities.

The Company's investment portfolio is currently composed primarily of: (1) U.S. Treasury and Agency issues for liquidity and pledging; (2) mortgage-backed securities, which in many instances can also be used for pledging, and which generally enhance the yield of the portfolio; (3) state, county and municipal obligations, which provide limited tax free income and pledging potential; and (4) other equity investments. The fourth category includes an equity investment in Farmer Mac stock, which is a required element to allow the Company to sell certain agricultural loans to this quasi-governmental agency. Securities pledged as collateral for repurchase agreements, public deposits and for other purposes as required or permitted by law were $167 million and $164 million at December 31, 2006 and 2005, respectively.

During 2006, investment portfolio balances declined $3 million, with a $13 million drop in mortgage-backed securities partially offset by a $9 million increase in municipal securities and a $1 million increase in Agency securities. The decline in mortgage-backed securities, which fell to 62% of total investment securities at the end of 2006 from 68% at the end of 2005 and 80% at the end of 2004, is primarily due to the runoff of our leverage strategy bonds, but also includes the 2005 sale of $13 million in non-leverage mortgage-backed securities in a repositioning move. Longer-duration municipal bonds have been increased in weighting over the last two years, to 28% of the total portfolio at the end of 2006 from 23% at the end of 2005 and 17% at the end of 2004, as a defensive measure against the possibility of falling bond rates. At December 31, 2006, the investment portfolio represented 16% of total assets, as compared to 18% at the end of 2005 and 20% at the end of 2004.

As can be seen on the Distribution, Rate & Yield table presented in a previous section, the average tax-equivalent yield earned on total investments increased to 4.89% in 2006 from 4.34% in 2005. The following Investment Portfolio table reflects the amortized cost and fair market values for the total portfolio for each of the categories of investments for the past three years.

| **Investment Portfolio - Available For Sale** (dollars in thousands) | As of December 31, 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Fair Market Value | Amortized Cost | Fair Market Value | Amortized Cost | Fair Market Value |
| US Treasury Securities | $ 501 | $ 496 | $ 504 | $ 495 | $ 506 | $ 506 |
| US Government Agencies & Corporations | 18,035 | 17,879 | 17,360 | 17,143 | 6,013 | 6,004 |
| Mortgage-backed securities (CMO) | 121,204 | 118,175 | 134,455 | 131,050 | 159,576 | 158,722 |
| State & political subdivisions | 53,387 | 53,713 | 44,477 | 44,977 | 31,504 | 32,783 |
| Equity securities | 6 | 9 | 6 | 11 | 6 | 9 |
| **Total Investment Securities** | $ 193,133 | $ 190,272 | $ 196,802 | $ 193,676 | $ 197,605 | $ 198,024 |

The investment maturities table below summarizes contractual maturities for the Company's investment securities and their weighted average yields at December 31, 2006. The actual timing of principal payments may differ from remaining contractual maturities, because obligors may have the right to repay certain obligations with or without penalties.

**Investment Maturities - Available For Sale**
(dollars in thousands)

As of December 31, 2006

| | Within One Year | | After One But Within Five Years | | After Five Years But Within Ten Years | | After Ten Years | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield |
| US Treasury securities | $ 496 | 3.16% | $ - | - | $ - | - | $ - | - | $ 496 | 3.16% |
| US Government agencies & corporations | 2,978 | 4.16% | 14,206 | 4.54% | 695 | 5.55% | - | - | 17,879 | 4.51% |
| Mortgage-backed securities | 366 | 3.81% | 113,988 | 4.45% | 3,821 | 5.42% | - | - | 118,175 | 4.48% |
| State & political subdivsions [(1)] | 3,323 | 7.93% | 14,962 | 6.10% | 26,062 | 5.86% | 9,366 | 6.21% | 53,713 | 6.12% |
| Equity securities [(2)] | - | - | - | - | - | - | 9 | 4.63% | 9 | 4.63% |
| **Total investment securities** | $ 7,163 | | $ 143,156 | | $ 30,578 | | $ 9,375 | | $ 190,272 | |

(1) Yields are not adjusted for the tax benefits of non taxable income
(2) Equity securities have no stated maturity but have been added to the after ten years, for ease of review.

### *Cash and Due From Banks*

Cash on hand and balances due from correspondent banks totaled $53 million at the end of 2006 and $50 million at the end of 2005. At December 31, 2006, cash and due from banks comprised 4% of total assets, compared to 5% at December 31, 2005. These balances fluctuate frequently and by large amounts depending on the status of cash items in process of collection and cash on hand, thus period-end balances are not optimal indicators of trends in cash and due from banks. Annual average balances provide a much more appropriate gauge. The average balance for 2006 was $40 million and for 2005 it was $38 million, an increase consistent with the addition of branches in late 2005 and early 2006. This balance is expected to increase further as we add more branches in the future.

### *Premises and Equipment*

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is charged to income over the estimated useful lives of the assets and leasehold improvements are amortized over the terms of the related lease, or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization included in occupancy and equipment expense was $3.1 million for the year ended December 31, 2006 as compared to $3.0 million during 2005. Depreciation on equipment leased to others is reflected in other operating costs. The following premises and equipment table reflects the balances by major category of fixed assets:

**Premises & Equipment**
(dollars in thousands)

As of December 31,

| | 2006 | | | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Cost | Accumulated Depr and Amort | Net Book Value | Cost | Accumulated Depr and Amort | Net Book Value | Cost | Accumulated Depr and Amort | Net Book Value |
| Land | $ 2,054 | $ - | $ 2,054 | $ 2,054 | $ - | $ 2,054 | $ 2,045 | $ - | $ 2,045 |
| Buildings | $ 11,189 | $ 3,929 | $ 7,260 | $ 10,287 | $ 3,543 | $ 6,744 | $ 9,875 | $ 3,177 | $ 6,698 |
| Leasehold Improvements | $ 5,336 | $ 1,591 | $ 3,745 | $ 4,847 | $ 1,568 | $ 3,279 | $ 3,675 | $ 1,332 | $ 2,343 |
| Construction in progress | $ 443 | $ - | $ 443 | $ 416 | $ - | $ 416 | $ 11 | $ - | $ 11 |
| Furniture and Equipment | $ 19,312 | $ 14,836 | $ 4,476 | $ 18,949 | $ 13,387 | $ 5,562 | $ 17,881 | $ 11,247 | $ 6,634 |
| **Total** | $ 38,334 | $ 20,356 | $ 17,978 | $ 36,553 | $ 18,498 | $ 18,055 | $ 33,487 | $ 15,756 | $ 17,731 |

The net book value of the Company's premises and equipment declined by $77,000 in 2005, since the net increase in accumulated depreciation more than offset capitalized costs associated with building and outfitting the new Bakersfield Riverlakes branch. The net book value of the Company's aggregate premises and equipment was 1.5% of total assets at December 31, 2006, 1.7% at December 31, 2005, and 1.8% at December 31, 2004.

### *Other Assets*

Other assets increased by $13.8 million, or 26%, during 2006, and were about 5% of total assets at the end of both 2006 and 2005. The balance increase in 2006 is primarily attributable to the following: the net cash surrender value of BOLI increased by $6.8 million, due to an additional $6.0 million investment made in December 2006 plus earnings for the year; our investment in tax credit funds increased by $1.1 million, due to an additional $2.0 million commitment less pass-through losses recognized during the year; our restricted stock balance increased $4.9 million, due to an increase in FHLB stock purchased in conjunction with a higher level of FHLB borrowings, less the payoff of the remaining book value of our investment in Diversified Holdings Corporation; and accrued interest receivable increased $1.6 million due to a higher balance of loans and higher interest rates.

As noted above, the Company holds certain equity investments that are not readily marketable securities and thus are classified as "other assets" on the Company's balance sheet. These include investments in Pacific Coast Bankers Bancshares, California Economic Development Lending Initiative, and the FHLB. At the end of 2005 that list included Diversified Holdings Corporation ("DHC"), but we received a payout during 2006 from the proceeds of the sale of the operating units of DHC which was applied against the remaining book value of our investment. We anticipate an additional final payout of approximately $100,000 in 2007 to be booked as a gain, however no assurance can be given that this money will be received. At December 31, 2006, the largest of the referenced investments is the Company's $9.8 million investment in FHLB stock. This investment fluctuates from time to time based on the Company's borrowing activity at the Federal Home Loan Bank, and as noted earlier increased in 2006 due to an increase in short-term borrowings used to fund loan growth.

The other assets category also includes low-income housing tax credit funds, which lower the Company's tax liability through direct tax credits as well as partnership operating losses. Pass-through partnership losses from tax credit funds are charged against the Company's investment in such funds, thus the investment has been written down from an aggregate total of $15.5 million to $11.8 million at December 31, 2006. Even taking losses into consideration and assuming no gain upon disposition, the estimated tax-equivalent return on most of these investments over their expected 15-year life is around 11%, although no guarantee can be provided that this level of return will ultimately be realized.

As noted, the other assets category includes an aggregate $26.5 million investment in bank-owned life insurance at December 31, 2006. BOLI is an insurance policy with a single premium paid at policy commencement. Its initial net cash surrender value is equivalent to the premium paid, and it adds income through non-taxable increases in its cash surrender value, net of the cost of insurance, plus any death benefits ultimately received by the Company. The expenses of certain benefit plans are offset by BOLI income.

At December 31, 2006, a $5.0 million net deferred tax asset is also an element of the Company's other assets. Most of the Company's temporary differences between book and taxable income and expenses involve recognizing more expense in its financial statements than it has been allowed to deduct for current-period taxes; therefore, the Company's deferred tax assets typically exceeds its deferred tax liabilities. The net deferred tax asset is primarily due to temporary book/tax differences in the reported allowance for loan losses plus deferred compensation, net of deferred liabilities comprised mainly of fixed asset depreciation differences and deferred loan origination costs. Management has evaluated all deferred tax assets, and has no reason to believe that either the quality of the deferred tax assets or the Company's future taxable income potential would preclude full realization of all amounts in future years.

***Deposits***

Information concerning the average balance and average rates paid on deposits by deposit type for the past three fiscal years is contained in the Distribution, Rate, and Yield table located in the previous section on Results of Operations–Net Interest Income and Net Interest Margin. The composition and cost of the Company's deposit base are important factors in analyzing the Company's net interest margin and balance sheet liquidity characteristics, both of which are discussed in greater detail in other sections herein. Our net interest margin improves when growth in deposits can be concentrated in historically lower-cost balances such as non-interest-bearing demand, NOW, savings and money market deposit accounts. The Company's liquidity is impacted by the volatility of deposits or other funding instruments, or in other words by the propensity of that money to leave the institution for rate-related or other reasons. Potentially, the most volatile deposits in a financial institution are jumbo certificates of deposit, meaning time deposits with balances that equal or exceed $100,000, as customers with balances of that magnitude are typically more rate-sensitive than customers with smaller balances. The Company's community-oriented deposit gathering activities, however, seem to have engendered a base of local customers who tend to display more brand loyalty and thus are less likely to leave the Company than might otherwise be expected.

The Company's total deposits grew by $53 million, or 6% in 2006, due primarily to a $45 million increase in wholesale-sourced brokered time deposits. Among core deposit categories, non-interest demand deposits dropped by $1 million, or 1%, falling to 32% of total deposits at the end of 2006 from 35% at the end of 2005. Furthermore, relatively low-cost NOW accounts fell by $4 million, or 6%, and savings account balances declined by $9 million, or 12%. Money market accounts, however, increased by $8 million, or 8%, and time deposits under $100,000 increased by $20 million, or 18%. Our increase in money market accounts is the result of a new money market sweep account for businesses that pays relatively aggressive rates, and much of this money was transferred from lower-cost deposits or customer repurchase agreement money already with the Company. Nevertheless, we view this new account as a defensive product that can help us retain deposits and compete more effectively for new commercial deposits. Much of the increase in time deposits under $100,000 also represents movement from lower-cost deposits. While our core deposit accounts increased in number to 60,051 at the end of 2006 from 57,949 at the end of 2005, the average balance per core deposit account declined slightly to about $10,900 at the end of 2006 from $11,000 at the end of 2005.

Non-core deposit changes include the aforementioned increase in brokered deposits, and a $6 million decline in other jumbo time deposits (of $100,000 or greater). The Company had a total of $80 million in wholesale brokered deposits on its books at December 31, 2006 and $35 million at year-end 2005. Maturities of these deposits are staggered over the next six months, and it is our intention to replace them with internally-generated branch deposits when possible.

The shift from lower-cost to higher-cost core deposit balances and overall stagnation in deposit growth experienced by the Company during 2006 appear to be typical for many financial institutions around the country, based on FDIC banking industry reports and other institution-specific data. These changes are likely due in part to the systemic migration of core deposit balances into higher-yielding alternatives, including equity markets, and could also be the result of fundamental changes taking place in global payments systems. Competition has intensified for the remaining deposits. To help address the decline in lower-cost core deposit balances, management has supplemented the Company's deposit products to include remote deposit capture capabilities, modified retail deposit offerings to better align them with market demand, and is focused on intensifying marketing and cross-sell efforts. An officer incentive program specifically targeting deposits has also been implemented.

The scheduled maturity distribution of the Company's time deposits as of December 31, 2006 was as follows:

| Deposit Maturity Distribution | As of December 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| (dollars in thousands) | Three months or less | Three to six months | Six to twelve months | One to three years | Over three Years | Total |
| Time Certificates of Deposits < $100,000 | $ 63,517 | $ 37,791 | $ 19,249 | $ 6,689 | $ 1,378 | $ 128,624 |
| Other Time Deposits ≥ $100,000 | $ 135,458 | $ 57,816 | $ 16,597 | $ 5,782 | $ 358 | $ 216,011 |
| TOTAL | $ 198,975 | $ 95,607 | $ 35,846 | $ 12,471 | $ 1,736 | $ 344,635 |

In addition to deposit liabilities obtained in local markets, the Company provides a cash management product to its commercial business customers. This product group is categorized as a non-deposit "sweep" account. At December 31, 2006, the Company's balance sheet includes $26 million in repurchase agreements in short-term borrowings (see next section), secured by pledged investments held segregated from the Company's securities portfolio, that represent such sweep accounts. At December 31, 2005, the Company's financial statements reflected approximately $27 million in repurchase agreements. Due to their overnight nature and because they are collateralized, the cost of these sweep accounts has generally been significantly lower than the Company's interest rates for longer-term non-collateralized funds. For those companies not requiring collateralization of their deposits, we anticipate further migration from this category into the money market sweep account.

### *Other Borrowings*

The Company utilizes other short-term borrowings to temporarily fund loan growth when customer deposit growth has not kept pace with increases in outstanding loan balances. In addition, short-term borrowings may be used to purchase additional investments, or when additional liquidity is required to support higher customer cash utilization.

Short-term borrowings principally include overnight fed funds purchased, advances from the Federal Home Loan Bank of San Francisco (FHLB), and securities sold under repurchase agreements which were described more fully in the previous section. The details of these borrowings for the years 2006, 2005, and 2004 are presented below:

## Short-term Borrowings

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Repurchase Agreements (dollars in thousands) | | | |
| Balance at December 31 | $ 26,003 | $ 26,791 | $ 24,187 |
| Average amount outstanding | $ 24,281 | $ 28,772 | $ 23,782 |
| Maximum amount outstanding at any month end | $ 29,541 | $ 31,038 | $ 27,394 |
| Average interest rate for the year | 0.66% | 0.38% | 0.32% |
| Fed funds purchased (dollars in thousands) | | | |
| Balance at December 31 | $ 25,000 | $ - | $ - |
| Average amount outstanding | $ 13,235 | $ 690 | $ 1,003 |
| Maximum amount outstanding at any month end | $ 25,000 | $ 10,600 | $ 5,900 |
| Average interest rate for the year | 5.10% | 4.06% | 1.10% |
| Short Term Borrowings (dollars in thousands) | | | |
| Balance at December 31 | $ 131,400 | $ 41,070 | $ 43,800 |
| Average amount outstanding | $ 92,106 | $ 25,357 | $ 18,038 |
| Maximum amount outstanding at any month end | $ 171,300 | $ 56,900 | $ 43,800 |
| Average interest rate for the year | 4.68% | 3.25% | 1.57% |

In addition to short-term borrowings, the Company had $27 million in long-term borrowings on its balance sheet at December 31, 2006, down from $46 million at December 31, 2005. The long-term borrowings represent secured advances from the FHLB pursuant to the leverage strategy, and declined due to planned leverage strategy runoff. Original maturities on these borrowings ranged from one year up to five years.

### *Capital Resources*

At December 31, 2006, the Company had total shareholders' equity of $90.4 million, comprised of $16.1 million in common stock, $75.9 million in retained earnings, and a $1.6 million accumulated other comprehensive loss. Total shareholders equity at the end of 2005 was $78.8 million. The $7.5 million increase in retained earnings in 2006 represents net income of $19.2 million, less $5.3 million in dividends paid and less the allocation to retained earnings of much of the cost of stock repurchases executed during the year. While the retention of earnings has been the Company's main source of capital since 1982, the Company currently has a total of $30 million in trust preferred securities outstanding, issued through its unconsolidated wholly-owned subsidiaries, Sierra Statutory Trust II and Sierra Capital Trust III. As noted previously, the Company's first trust preferred issuance was refinanced during 2006, and for the overlap period, which constituted most of the latter half of the year, the total outstanding was $45 million. Trust preferred proceeds are generally considered to be Tier 1 or Tier 2 capital for regulatory purposes, but long-term debt in accordance with generally accepted accounting principles. However, no assurance can be given that trust preferred securities will continue to be treated as Tier 1 capital in the future.

The Company paid cash dividends totaling $5.3 million, or $0.54 per share in 2006, and $4.4 million, or $0.45 per share in 2005, representing 33% of the prior year's earnings for both 2006 and 2005. The Company anticipates paying future dividends of around 30% to 35% of the prior year's net earnings, which is within the range of typical peer payout ratios. However, no assurance can be given that earnings and/or growth expectations in any given year will justify the payment of such a dividend.

The Company uses a variety of measures to evaluate capital adequacy. Management reviews various capital measurements on a regular basis and takes appropriate action to ensure that such measurements are within established internal and external guidelines. The external guidelines, which are issued by the Federal Reserve Board and the FDIC, establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. There are two categories of capital under the Federal Reserve Board and FDIC guidelines: Tier 1 and Tier 2 Capital. Our Tier 1 Capital currently includes common shareholders' equity and the proceeds from the issuance of trust preferred securities (trust preferred securities are counted only up to a maximum of 25% of Tier 1 capital), less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on securities available for sale, which are carried at fair market value. Our Tier 2 Capital includes preferred stock, the amount of trust preferred securities not includible in Tier 1 Capital, and the allowance for loan losses, subject to certain limitations. (For a more detailed definition, see "Item 1, Business-Supervision and Regulation – Capital Adequacy Requirements" herein.)

At December 31, 2006, the Company had a total capital to risk-weighted assets ratio of 12.98%, a Tier 1 risk based capital ratio of 11.77%, and a leverage ratio of 9.92%. Despite substantial growth in risk-adjusted assets, these are only slightly lower than previous year-end ratios of 13.50% for total capital to risk-weighted assets, 12.01% for Tier 1 to risk-weighted assets, and 9.87% for leverage. Note 13 of the Notes to the Consolidated Financial Statements provides more detailed information concerning the Company's capital amounts and ratios. At December 31, 2006, on a stand-alone basis, the Bank had a total risk-based capital ratio of 12.49%, a Tier 1 risk-based capital ratio of 11.31%, and a leverage capital ratio of 9.53%. As of the end of 2006, both the Company and the Bank were considered to be "well capitalized" by regulatory standards. We do not foresee any circumstances that would cause either the Company or the Bank to be less than "well capitalized", although no assurance can be given that this will not occur.

## Liquidity and Market Risk Management

### *Liquidity*

Liquidity refers to the Company's ability to maintain cash flows sufficient to fund operations, and to meet obligations and other commitments in a timely and cost-effective fashion. At various times the Company requires funds to meet short-term cash requirements brought about by loan growth or deposit outflows, the purchase of assets, or liability repayments. To manage liquidity needs properly, cash inflows must be timed to coincide with anticipated outflows, or sufficient liquidity resources must be available to meet varying demands. The Company manages liquidity in such a fashion as to be able to meet unexpected sudden changes in levels of its assets or deposit liabilities without maintaining excessive amounts of on-balance sheet liquidity. Over-abundant balance sheet liquidity can negatively impact the interest margin.

An integral part of the Company's ability to manage its liquidity position appropriately is the Company's large base of core deposits, which are generated by offering traditional banking services in the communities in its service area and which have, historically, been a very stable source of funds. In addition to core deposits, the Company has the ability to raise deposits through various deposit brokers if required for liquidity purposes. The Company's net loan to deposit ratio increased significantly to 100.5% at the end of 2006 from 89.5% at the end of 2005, due to a loan growth rate that exceeded the rate of deposit growth during 2006.

We also monitor the Company's liquidity position with a "liquidity ratio" defined as net cash, non-pledged investment securities, and other marketable assets, divided by total deposits and short-term liabilities minus liabilities secured by investments or other marketable assets. This ratio was 17.2% at the end of December 2006, and 18.5% at the end of December 2005, well within the policy guideline of "over 10%". Because most of the growth in loans in 2006 was funded with FHLB borrowings and brokered deposits, other liquidity ratios tracked by the Company, such as average loans to deposits and net non-core funding dependence, have been slightly outside of policy guidelines for several months. We continue to watch these ratios closely, and expect that as loan growth slows in 2007 and deposit growth increases they will come back within guidelines. Even given our current status, though, our true liquidity has not been impaired, and we have the ability to generate sufficient cash to meet all of our financial obligations and continue to grow assets as planned. However, it is also possible that if deposits do not increase as expected and if other borrowings reach uncomfortable levels, we could take other measures such as the sale of investments or loans to generate liquidity, which would slow our growth or even reduce the size of our balance sheet.

The unpledged portion of the Company's investment portfolio is an integral component of liquidity management due to the relative ease with which many bonds can be sold. There were $24 million in unpledged marketable investments, and $17 million more in pledged securities in excess of actual needs, at the end of 2006 that could be sold for liquidity purposes if necessary. Management is of the opinion that its investments and other potentially liquid assets, along with other standby funding sources it has arranged, are more than sufficient to meet the Company's current and anticipated short-term liquidity needs. Along with available investment balances, sources of balance sheet liquidity include $53 million in cash and due from banks, $20 million in the guaranteed portion of SBA loans, and $27 million in the net cash surrender value of BOLI. Standby funding sources include a formal secured borrowing line with the Federal Home Loan Bank that has availability of $73 million based on the current level of pledged real estate assets, informal unsecured short-term liquidity lines for overnight fed funds with certain correspondent banks totaling $63 million, and a $2.2 million secured line at the Federal Reserve Discount Window.

***Interest Rate Risk Management***

Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices. The Company's market risk exposure is primarily that of interest rate risk, and it has established policies and procedures to monitor and limit earnings and balance sheet exposure to changes in interest rates. The Company does not engage in the trading of financial instruments, nor does the Company have exposure to currency exchange rates.

The principal objective of interest rate risk management (often referred to as "asset/liability management") is to manage the financial components of the Company's balance sheet in a manner that will optimize the risk/reward equation for earnings and capital in relation to changing interest rates. To identify areas of potential exposure to rate changes, the Company performs an earnings simulation analysis and a market value of portfolio equity calculation on a monthly basis. This identifies more dynamic interest rate risk exposures than those apparent in standard re-pricing gap analyses.

The Company uses Sendero modeling software for asset/liability management in order to simulate the effects of potential interest rate changes on the Company's net interest margin, and to calculate the estimated fair values of the Company's financial instruments under different interest rate scenarios. The program imports current balances, interest rates, maturity dates and repricing information for individual financial instruments, and incorporates assumptions on the characteristics of embedded options along with pricing and duration for new volumes to project the effects of a given interest rate change on the Company's interest income and interest expense. Rate scenarios consisting of key rate and yield curve projections are run against the Company's investment, loan, deposit and borrowed funds portfolios. These rate projections can be shocked (an immediate and parallel change in all base rates, up or down), ramped (an incremental increase or decrease in rates over a specified time period), economic (based on current trends and econometric models) or stable (unchanged from current actual levels).

The Company uses seven standard interest rate scenarios in conducting its simulations, namely "stable," upward shocks of 100, 200 and 300 basis points, and downward shocks of 100, 200, and 300 basis points. Our policy is to limit any projected decline in net interest income relative to the stable rate scenario for the next 12 months to no more than 5% based on a 100 basis point (b.p.) shock, no more than 10% based on a 200 b.p. shock, and no more than 15% for a 300 b.p. shock in interest rates. As of December 31, 2006, the Company had the following estimated net interest income sensitivity profile:

| | Immediate Change in Rate | | | | | |
|---|---|---|---|---|---|---|
| | -300 b.p. | -200 b.p. | -100 b.p. | +100 b.p. | +200 b.p. | +300 b.p. |
| Change in Net Int. Inc. (in $000's) | -$2,382 | -$1,332 | -$374 | $211 | $257 | $212 |
| % Change | -4.02% | -2.25% | -0.63% | +0.36% | +0.43% | +0.36% |

The above profile illustrates that if there were an immediate and sustained downward adjustment of 200 basis points in interest rates, all else being equal, net interest income over the next twelve months would likely be $1.3 million, or 2.25%, lower than net interest income under a stable rate scenario. By the same token, if there were an immediate increase of 200 basis points in interest rates, the Company's net interest income would likely be $257,000, or 0.43%, higher than net interest income in a flat rate scenario. According to these simulations the Company is slightly asset sensitive over a one-year time frame, meaning that interest-earning assets will re-price more quickly than interest-bearing liabilities and, all else being equal, the Company's net interest margin will be lower when short-term rates are falling and higher when rates are rising. This is supported by fact the Company has, in the past, seen erosion in its interest margin when rates have declined but has benefited from rising rates. Our asset sensitivity can be explained in part by fact that well over half of our loan portfolio consists of variable-rate and adjustable-rate loans. On the other side of the balance sheet, we have a relatively large level of interest-free demand deposits and other non-maturity deposits that are not extremely sensitive to interest rate changes.

The changes in net interest income under rising and declining rate scenarios are typically expected to bear more of a linear relationship. The exposure to declining rates is disproportionate in these simulations, however, because some of the Company's variable deposit rates are still relatively close to a natural floor of zero. If rates were to move down to a significant degree certain deposit rates would hit this floor, but earning asset yields would continue to fall and our net interest margin would likely experience significant compression. This effect is exacerbated by the fact that prepayments on fixed-rate loans tend to increase as rates decline. Our interest rate risk profile has changed somewhat over the course of the past year as we have added more long-term fixed-rate loans, and our exposure to declining rates has been mitigated to some extent. This has been enhanced by disproportionate growth in our rate-sensitive liabilities, which become less costly and augment net interest income as rates decline.

The economic (or "fair") value of financial instruments on the Company's balance sheet will also vary under the interest rate scenarios previously discussed. Economic values for financial instruments are estimated by discounting projected cash flows (principal and interest) at current replacement rates for each account type, while the fair value of non-financial accounts is assumed to equal book value and does not vary with interest rate fluctuations. An economic value simulation is a static measure for balance sheet accounts at a given point in time, but this measurement can change substantially over time as the characteristics of the Company's balance sheet evolve and as interest rate and yield curve assumptions are updated.

The amount of change in economic value under different interest rate scenarios is dependent upon the characteristics of each class of financial instrument, including the stated interest rate or spread relative to current market rates or spreads, the likelihood of prepayment, whether the rate is fixed or floating, and the maturity date of the instrument. As a general rule, fixed-rate financial assets become more valuable in declining rate scenarios and less valuable in rising rate scenarios, while fixed-rate financial liabilities gain value as interest rates rise and lose value as interest rates decline. The longer the maturity of the financial instrument, the greater the impact a given rate change will have on its value. In our economic value simulations, estimated prepayments are factored in for financial instruments with stated maturity dates, and decay rates for non-maturity deposits are also projected based on management's best estimates. We have found that model results are highly sensitive to changes in the assumed decay rate for non-maturity deposits, in particular.

The economic value of equity (EVE) is calculated by subtracting the estimated fair value of liabilities from the estimated fair value of assets. The table below shows estimated changes in the Company's EVE under different interest rate scenarios relative to a base case of current interest rates:

| | Immediate Change in Rate | | | | | |
|---|---|---|---|---|---|---|
| | -300 b.p. | -200 b.p. | -100 b.p. | +100 b.p. | +200 b.p. | +300 b.p. |
| Change in EVE (in $000's) | $8,841 | $6,918 | $5,178 | -$7,582 | -$17,367 | -$27,177 |
| % Change | +4.25% | +3.33% | +2.49% | -3.65 | -8.36% | -13.08% |

The drop in EVE as rates increase is the reverse of the positive slope apparent in the Company's net interest income simulations, due primarily to the fact that $524 million in non-maturity deposits are assumed to run off at the rate of 10% per year. In contrast, our net interest income simulations incorporate growth rather than run-off for non-maturity deposits. If a higher deposit decay rate is used for EVE simulations the decline becomes more severe, while the slope conforms more closely to that of our net interest income simulations if non-maturity deposits do not run off. Under declining rates, a floor of zero (or slightly above zero) for the discount rate on variable rate deposits and other liabilities, and increased principal prepayments and calls on investment securities and fixed rate loans, partially offset the increase in the value of fixed-rate loans. During 2006, the addition of fixed-rate loans has caused the negative slope in rising rate scenarios to become steeper, and the slope in declining rate scenarios to move from negative to slightly positive.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information concerning quantitative and qualitative disclosures of market risk called for by Item 305 of Regulation S-K is included as part of Item 7 above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Market Risk Management".

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements and independent auditors' reports listed below are included herein:

**Report of Independent Registered Public Accounting Firm**

Board of Directors
Sierra Bancorp
Porterville, California

We have audited the accompanying consolidated balance sheets of Sierra Bancorp and Subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sierra Bancorp and Subsidiary as of December 31, 2006 and 2005, and the results of its operations, changes in its stockholders' equity, and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sierra Bancorp and Subsidiary internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion thereon.

/s/ Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
March 15, 2007

## SIERRA BANCORP AND SUBSIDIARY

## CONSOLIDATED BALANCE SHEETS

**December 31, 2006 and 2005**
(Dollars in thousands)

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 52,645 | $ 49,802 |
| Federal funds sold | 6,290 | — |
| Interest-bearing deposits in banks | 80 | 345 |
| Cash and cash equivalents | 59,015 | 50,147 |
| Investment securities available-for-sale | 190,272 | 193,676 |
| Loans and leases, net of allowance for loan and lease losses of $11,579 in 2006 and $9,330 in 2005 | 872,811 | 729,780 |
| Premises and equipment, net | 17,978 | 18,055 |
| Operating leases, net | 2,818 | 2,113 |
| Other real estate | — | 533 |
| Goodwill | 5,544 | 5,544 |
| Other assets | 66,636 | 52,838 |
| Total assets | $ 1,215,074 | $ 1,052,686 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits: | | |
| Non-interest bearing | $ 281,024 | $ 282,451 |
| Interest bearing | 587,421 | 533,220 |
| Total deposits | 868,445 | 815,671 |
| Short-term borrowings | 182,403 | 67,861 |
| Long-term borrowings | 27,000 | 46,000 |
| Subordinated debentures | 30,928 | 30,928 |
| Other liabilities | 15,927 | 13,463 |
| Total liabilities | 1,124,703 | 973,923 |
| Commitments and contingencies (Note 11) | | |
| Shareholders' equity | | |
| Common stock, no par value; 24,000,000 shares authorized; 9,749,913 and 9,723,320 shares issued and outstanding in 2006 and 2005, respectively | 16,102 | 12,221 |
| Retained earnings | 75,928 | 68,382 |
| Accumulated other comprehensive loss, net of taxes of $1,202 in 2006 and $1,286 in 2005 | (1,659) | (1,840) |
| Total shareholders' equity | 90,371 | 78,763 |
| Total liabilities and shareholders' equity | $ 1,215,074 | $ 1,052,686 |

The accompanying notes are an integral part of these consolidated financial statements.

## SIERRA BANCORP AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF INCOME

**For the Years Ended December 31, 2006, 2005 and 2004**
(Dollars in thousands, except per share data)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Interest income: | | | |
| Interest and fees on loans and leases | $ 72,410 | $ 55,966 | $ 45,600 |
| Interest on investment securities: | | | |
| Taxable | 6,294 | 6,526 | 5,042 |
| Exempt from federal tax | 2,040 | 1,507 | 1,312 |
| Interest on Federal funds sold and interest-bearing deposits | 34 | 136 | 54 |
| Total interest income | 80,778 | 64,135 | 52,008 |
| Interest expense: | | | |
| Interest on deposits | 15,808 | 8,684 | 5,411 |
| Interest on borrowings | 6,118 | 2,463 | 1,675 |
| Interest on subordinated debentures | 3,205 | 2,185 | 1,410 |
| Total interest expense | 25,131 | 13,332 | 8,496 |
| Net interest income | 55,647 | 50,803 | 43,512 |
| Provision for loan and lease losses | 3,851 | 3,150 | 3,473 |
| Net interest income after provision for loan and lease losses | 51,796 | 47,653 | 40,039 |
| Non-interest revenue: | | | |
| Service charges on deposit accounts | 6,049 | 5,575 | 5,900 |
| Gain on sale of loans | 79 | 523 | 330 |
| Credit card fees | 968 | 817 | 704 |
| Checkcard fees | 922 | 696 | 534 |
| Gain (Loss) on sales and calls of investment securities available-for-sale | 9 | (394) | 19 |
| Increase in cash surrender value of life insurance | 774 | 792 | 487 |
| Other income | 2,411 | 1,249 | 1,818 |
| Total non-interest income | 11,212 | 9,258 | 9,792 |
| Other operating expense: | | | |
| Salaries and employee benefits | 16,770 | 15,648 | 13,919 |
| Occupancy and equipment expense | 6,505 | 6,156 | 6,009 |
| Other | 10,566 | 10,830 | 9,383 |
| Total non-interest expense | 33,841 | 32,634 | 29,311 |
| Income before income taxes | 29,167 | 24,277 | 20,520 |
| Provision for income taxes | 9,977 | 8,083 | 7,174 |
| Net income | $ 19,190 | $ 16,194 | $ 13,346 |
| Earnings per share | | | |
| Basic | $ 1.96 | $ 1.66 | $ 1.41 |
| Diluted | $ 1.87 | $ 1.56 | $ 1.31 |

The accompanying notes are an integral part of these consolidated financial statements.

## SIERRA BANCORP AND SUBSIDIARY

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

**For the Years Ended December 31, 2006, 2005 and 2004**
(Dollars in thousands, except share data)

| | Common Stock | | Additional Paid In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance, January 1, 2004 | 9,323,502 | $ 4,513 | | $ 54,124 | $ 1,339 | $ 59,976 |
| Comprehensive income: | | | | | | |
| Net income | | | | 13,346 | | 13,346 |
| Net change in unrealized gain on investment securities available-for-sale, net of tax | | | | | (1,093) | (1,093) |
| Comprehensive income | | | | | | 12,253 |
| Exercise of stock options | 429,156 | 4,340 | | | | 4,340 |
| Stock repurchase | (103,400) | (24) | | (1,904) | | (1,928) |
| Cash dividends - $.37 per share | | | | (3,506) | | (3,506) |
| Balance, December 31, 2004 | 9,649,258 | 8,829 | | 62,060 | 246 | 71,135 |
| Comprehensive income: | | | | | | |
| Net income | | | | 16,194 | | 16,194 |
| Net change in unrealized gain on investment securities available-for-sale, net of tax | | | | | (2,086) | (2,086) |
| Comprehensive income | | | | | | 14,108 |
| Exercise of stock options and related Tax benefit | 319,762 | 3,598 | | | | 3,598 |
| Stock repurchase | (245,700) | (206) | | (5,471) | | (5,677) |
| Cash dividends - $.45 per share | | | | (4,401) | | (4,401) |
| Balance, December 31, 2005 | 9,723,320 | 12,221 | | 68,382 | (1,840) | 78,763 |
| Comprehensive income: | | | | | | |
| Net income | | | | 19,190 | | 19,190 |
| Net change in unrealized gain on investment securities available-for-sale, net of tax | | | | | 181 | 181 |
| Comprehensive income | | | | | | 19,371 |
| Exercise of stock options and related tax benefit | 255,293 | 3,720 | | | | 3,720 |
| Stock compensation cost | | | 399 | | | 399 |
| Stock repurchase | (228,700) | (238) | | (6,361) | | (6,599) |
| Cash dividends - $.54 per share | | | | (5,283) | | (5,283) |
| Balance, December 31, 2006 | 9,749,913 | $ 15,703 | 399 | $ 75,928 | $ (1,659) | $ 90,371 |

The accompanying notes are an integral part of these consolidated financial statements.

## SIERRA BANCORP AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF CASH FLOWS

**For the Years Ended December 31, 2006, 2005 and 2004**
(Dollars in thousands)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 19,190 | $ 16,194 | $ 13,346 |
| Adjustments to reconcile net income to net cash provided by operations: | | | |
| Provision for loan and lease losses | 3,851 | 3,150 | 3,473 |
| Amortization of investment security premiums/ discounts, net | 640 | 1,286 | 1,337 |
| Net increase (decrease) in deferred loan fees | 1,368 | 973 | (439) |
| Depreciation and amortization | 3,479 | 3,179 | 3,016 |
| Loss (Gain) on disposal of fixed assets | 19 | (17) | 145 |
| FHLB stock dividend | (322) | (224) | (137) |
| (Gain) Loss on sales and calls of investment securities available-for-sale, net | (9) | 394 | (19) |
| (Gain) Loss on other investments | (21) | (66) | — |
| Loss (Gain) on sale of other real estate | 18 | (127) | (110) |
| Gain on sale of loans | (79) | (523) | (330) |
| Write down of other real estate owned | 133 | 616 | 100 |
| Deferred income tax (benefit) credit | 236 | 361 | 587 |
| Net increase in cash surrender value of life insurance policies | (774) | (792) | (601) |
| Net decrease in loans held-for-sale | — | 961 | 73 |
| Net decrease (increase) in other assets | (1,455) | (471) | (9,556) |
| Net increase in other liabilities | 3,645 | 3,733 | 1,474 |
| Stock compensation cost | 399 | — | — |
| Tax benefit from equity based compensation | (1,447) | (928) | (1,119) |
| Net cash provided by operating activities | 28,871 | 27,699 | 11,240 |
| Cash flows from investing activities: | | | |
| Purchases of investment securities available-for-sale | (29,618) | (60,210) | (165,590) |
| Proceeds from sales, calls and maturities of investment securities available-for-sale | 5,854 | 20,964 | 16,432 |
| Proceeds from principal repayments of investment securities available-for-sale | 26,802 | 38,435 | 32,758 |
| Net (increase) decrease in FHLB stock | (5,297) | 1,314 | (4,053) |
| Net decrease (increase) in collections and remittances on loans serviced for others | 78 | (118) | 72 |
| Loan and lease originations, net | (148,249) | (48,167) | (85,840) |
| Purchases of premises and equipment, net | (4,126) | (3,542) | (4,658) |
| Proceeds from sale of other real estate | 399 | 1,586 | 1,012 |
| Purchase of cash surrender value of life insurance | (6,000) | (1,911) | — |
| Net cash used in investing activities | (160,157) | (51,649) | (209,867) |

(Continued)

## SIERRA BANCORP AND SUBSIDIARY

### CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
**For the Years Ended December 31, 2006, 2005 and 2004**
(Dollars in thousands)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cash flows from financing activities: | | | |
| Net (decrease) increase in demand, interest-bearing and savings deposits | $ (6,674) | $ 26,128 | $ 71,472 |
| Net increase (decrease) in time deposits | 59,448 | 46,840 | (13,246) |
| Net increase (decrease) in borrowing with maturities of 90 days or less | 114,542 | (19,126) | 34,724 |
| Net increase (decrease) in short-term borrowings | — | 19,000 | — |
| Net (decrease) increase in long-term borrowings | (19,000) | (29,000) | 75,000 |
| Proceeds from issuance of subordinated debentures | 15,464 | — | 15,464 |
| Payments for subordinated debentures | (15,464) | — | — |
| Dividends paid | (5,283) | (4,401) | (3,506) |
| Stock repurchased | (6,599) | (5,677) | (1,928) |
| Stock options exercised | 2,273 | 2,670 | 3,221 |
| Tax benefit from equity based compensation | 1,447 | 928 | 1,119 |
| Net cash provided by financing activities | 140,154 | 37,362 | 182,320 |
| Net increase (decrease) in cash and cash equivalents | 8,868 | 13,412 | (16,307) |
| Cash and cash equivalents, beginning of year | 50,147 | 36,735 | 53,042 |
| Cash and cash equivalents, end of year | $ 59,015 | $ 50,147 | $ 36,735 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 24,196 | $ 12,926 | $ 7,932 |
| Income taxes | $ 7,900 | $ 4,565 | $ 10,965 |
| Non-cash investing activities: | | | |
| Real estate acquired through foreclosure | $ — | $ 101 | $ 744 |
| Net change in unrealized gains on investment securities available-for-sale | $ 265 | $ (3,545) | $ (1,856) |
| Non-cash financing activities: | | | |
| Tax benefit from stock options exercised | $ 1,447 | $ 928 | $ 1,119 |

The accompanying notes are an integral part of these consolidated financial statements.

## SIERRA BANCORP AND SUBSIDIARY

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. THE BUSINESS OF SIERRA BANCORP

Sierra Bancorp (the "Company") is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is headquartered in Porterville, California. The Company was incorporated in November 2000 and acquired all of the outstanding shares of Bank of the Sierra (the "Bank") in August 2001. The Company's principal subsidiary is the Bank, and the Company exists primarily for the purpose of holding the stock of the Bank and of such other subsidiaries it may acquire or establish. The Company's only other direct subsidiaries are Sierra Statutory Trust II, which was formed in March 2004 solely to facilitate the issuance of capital trust pass-through securities, and Sierra Capital Trust III, which was formed in June 2006 also for the purpose of issuing capital trust pass-through securities. Pursuant to FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* Sierra Statutory Trust II and, Sierra Capital Trust III are not reflected on a consolidated basis in the financial statements of the Company.

The Bank operates twenty full service branch offices and two credit centers. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. The Bank maintains a diversified loan portfolio comprised of agricultural, commercial, consumer, real estate construction and mortgage loans. Loans are made primarily within the market area of the South Central San Joaquin Valley of California, specifically, Tulare, Fresno, Kern, Kings, and Madera counties. These areas have diverse economies with principal industries being agriculture, real estate and light manufacturing.

Sierra Capital Trust I, which was formed in November 2001 solely to facilitate the issuance of capital trust pass-through securities, was an unconsolidated subsidiary of the Company until its dissolution in December 2006. The subordinated debentures issued by the trust contained a five year call feature which was exercised in December 2006.

Sierra Real Estate Investment Trust, a Maryland real estate investment trust ("REIT") was a consolidated subsidiary of the Bank until its dissolution in the fourth quarter of 2005. The REIT was formed in June 2002, with the primary business purpose of investing in the Bank's real-estate related assets and enhancing Bank capital. The trust was capitalized in August 2002, whereby the Bank exchanged real-estate related assets for 100% of the common stock of the REIT. In the fourth quarter of 2005, the Bank came to the conclusion that the REIT was not fulfilling the purpose intended nor did it appear likely that it ever would. In November 2005, upon approval of the Bank's board of directors and the REIT's board of trustees, the REIT was dissolved. This dissolution did not have a material impact on the financial operations of the Company, nor is it expected to have any impact going forward.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Consolidation and Basis of Presentation</u>

The consolidated financial statements include the accounts of the Company and the consolidated accounts of its wholly-owned subsidiary, Bank of the Sierra. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior years' balances to conform to classifications used in 2006. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

In accordance with provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities*, the Company's investments in Sierra Statutory Trust II and Sierra Capital Trust III are not consolidated and are accounted for under the equity method and included in other assets on the consolidated balance sheet. The subordinated debentures issued and guaranteed by the Company and held by the trusts are reflected on the Company's consolidated balance sheet.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan and lease losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and lease losses and other real estate, management obtains independent appraisals for significant properties, evaluates the overall loan portfolio characteristics and delinquencies and monitors economic conditions.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold.

Investment Securities

Investments are classified into the following categories:

- Securities available-for-sale, reported at fair value, with unrealized gains and losses excluded from earnings and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income.
- Securities held-to-maturity, which management has the intent and the Company has the ability to hold to maturity, are carried at cost, adjusted for amortization of premiums and the accretion of discounts.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

Net gains or losses on the sale of investment securities are recorded on the trade date, computed on the specific identification method and shown separately in non-interest income in the consolidated statement of income. Interest earned on investment securities is included in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. Declines in the fair value of available-for-sale investment securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Loans and Leases

Loans and leases are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs, and the allowance for loan and lease losses. Loan and lease origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to yield of the related loans and leases over the contractual life of the loan using both the effective interest and straight line methods.

The accrual of interest on loans and leases is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the loan or lease is in the process of collection. Interest received on nonaccrual loans and leases generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans and leases are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

### Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained at a level which, in management's judgment, is adequate to absorb loan and lease losses inherent in the loan and lease portfolio. The allowance for loan and lease losses is increased by a provision for loan and lease losses, which is charged to expense, and reduced by charge-offs, net of recoveries. The amount of the allowance is based on management's evaluation of the collectibility of the loan and lease portfolio, changes in its risk profile, credit concentrations, historical trends, and economic conditions. This evaluation also considers the balance of impaired loans and leases. A loan or lease is impaired when it is probable that the Bank will be unable to collect all contractual principal and interest payments due in accordance with terms of the loan or lease agreement. Losses on individually identified impaired loans or leases are measured based on the present value of expected future cash flows discounted at each loan or lease's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's or lease's observable market price or the fair value of the collateral if the loan or lease is collateral dependent. The amount of impairment, if any, is recorded through the provision for loan and lease losses and is added to the allowance for loan and lease losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical loss experience, and other factors.

Though management believes the allowance for loan and lease losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings during periods they become known. In addition, the FDIC and the California Department of Financial Institutions, as an integral part of their examination process, review the allowance for loan and lease losses. These agencies may require additions to the allowance for loan and lease losses based on their judgment about information available at the time of their examinations.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Sale and Servicing of Loans

Gains and losses on sales of loans are recognized at the time of sale and are calculated based on the difference between the selling price and the allocated book value of loans sold. Book value allocations are determined in accordance with FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. Any inherent risk of loss on loans sold is transferred to the buyer at the date of sale.

The Company has issued various representations and warranties associated with the sale of loans. These representations and warranties may require the Company to repurchase loans with underwriting deficiencies as defined per the applicable sales agreements and certain past due loans within 90 days of the sale. The Company did not experience losses during the years ended December 31, 2006, 2005 and 2004 regarding these representations and warranties.

### Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives of premises are estimated to be thirty years. The useful lives of furniture, fixtures and equipment are estimated to be three to twenty years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Impairment of long-lived assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired.

### Other Real Estate

Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the appraised fair market value of the property, net of estimated selling costs, is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other non-interest expense. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred.

### Goodwill

The Company acquired Sierra National Bank in 2000, and the acquisition was accounted for using the purchase method of accounting. The goodwill resulting from this transaction represents the amount by which the purchase price exceeded the fair value of the net assets acquired and totaled $6,032,000. Prior to January 1, 2002, goodwill was amortized using the straight-line method over the expected periods to be benefited, not to exceed 25 years.

On January 1, 2002, the Company adopted FASB Statement No. 142, *Goodwill and Other Intangible Assets.* Under this Statement, goodwill is evaluated periodically for impairment rather than amortized. The adoption of this pronouncement replaced the amortization of goodwill with an annual impairment test. There was no impairment recognized for the years ended December 31, 2006, 2005, and 2004.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense represents each entity's proportionate share of the consolidated provision for income taxes.

Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

Salary Continuation Agreements and Directors' Retirement Plan

The Company has entered into agreements to provide members of the Board of Directors and certain key executives, or their designated beneficiaries, with annual benefits for up to fifteen years after retirement or death. The Company accrues for these future benefits from the effective date of the plan until the director's or executive's expected retirement date in a systematic and rational manner. At the consolidated balance sheet date, the amount of accrued benefits equals the then present value of the benefits expected to be provided to the director or employee, any beneficiaries, and covered dependents in exchange for the director's or employee's services to that date.

Comprehensive Income

Comprehensive income consists of net income and the net change in unrealized gains on securities available-for-sale, net of an adjustment for the effects of realized gains and losses and any applicable tax. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income after the adjustment for the effects of realized gains and losses. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

Stock-Based Compensation

At December 31, 2006, the Company has one stock-based compensation plan, the Bank of the Sierra 1998 Stock Option Plan, which was assumed by the Company in 2001 and is described more fully in Note 12. Note 20 discusses a new plan adopted by the Company's Board of Directors on March 15, 2007, subject to shareholder approval. Until the adoption of Statement 123(R) on January 1, 2006, equity incentive compensation was accounted for under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretation, and no stock-based employee compensation expense was reflected in net income since all options granted under the 1998 Plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. However, pro-forma adjustments to the Company's consolidated net earnings and earnings per share have been disclosed as if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

The Company is using the Black-Scholes model to value stock options. The "multiple option" approach is used to allocate the resulting valuation to actual expense for current periods, and to pro-forma expense in disclosures for periods prior to 2006. Under the multiple option approach, an employee's options for each vesting period are separately valued and amortized. This appears to be the FASB-preferred method for option grants with multiple vesting periods, which is the case for most options granted by the Company.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

| | 2005 | 2004 |
|---|---|---|
| Net income, as reported | $ 16,194 | $ 13,346 |
| Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects | 209 | 191 |
| Pro forma net income | $ 15,985 | $ 13,155 |
| Basic earnings per share - as reported | $ 1.66 | $ 1.41 |
| Basic earnings per share - pro forma | $ 1.64 | $ 1.39 |
| Diluted earnings per share - as reported | $ 1.56 | $ 1.31 |
| Diluted earnings per share - pro forma | $ 1.54 | $ 1.29 |
| Weighted average fair value of options granted | $ 6.32 | $ 4.56 |

The fair value of each option is estimated on the date of grant using an option-pricing model with the following assumptions:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Dividend yield | 1.82% | 2.01% | 2.18% |
| Expected volatility | 25.27% | 29.85% | 30.44% |
| Risk-free interest rate | 4.80% | 4.06% | 3.70% |
| Expected option life | 4.2 years | 5.8 years | 5.7 years |

Earnings Per Share

Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48) which clarifies the accounting and disclosure for uncertainty in tax positions as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the impact that this interpretation may have on our results from operations or financial position.

In February 2006, the FASB issued Statement of Accounting Standards (SFAS) No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140." SFAS No. 155 simplifies accounting for certain hybrid instruments currently governed by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," by allowing fair value re-measurement of hybrid instruments that contain an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the guidance in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," which provides such beneficial interests are not subject to SFAS No. 133. SFAS No. 155 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125," by eliminating the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. This statement is effective for financial instruments acquired or issued after the beginning of the Company's fiscal year 2007. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140." SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not determined the impact of adopting FAS 157 on its financial statements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R* (FAS 158), requires an employer to: (a) Recognize in its statement of financial position an asset for a plan's over funded status or a liability for a plan's under funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization. The requirement by FAS 158 to recognize the funded status of a benefit plan and the disclosure requirements of FAS 158 are effective as of the end of the fiscal year ending after December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company does not expect the adoption of FAS 158 to have a material effect on the financial position of the Company.

## 3. INVESTMENT SECURITIES AVAILABLE-FOR-SALE

The amortized cost and estimated fair value of investment securities available-for-sale are as follows (dollars in thousands):

| | December 31, 2006 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Treasury securities | $ 501 | $ – | $ (5) | $ 496 |
| U.S. Government agencies | 18,035 | 22 | (178) | 17,879 |
| Obligations of states and political subdivisions | 53,387 | 532 | (206) | 53,713 |
| U.S. Government agencies collateralized by mortgage obligations | 121,204 | 57 | (3,086) | 118,175 |
| Other securities | 6 | 3 | – | 9 |
| | $ 193,133 | $ 614 | $ (3,475) | $ 190,272 |

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Treasury securities | $ 504 | $ – | $ (9) | $ 495 |
| U.S. Government agencies | 17,360 | – | (217) | 17,143 |
| Obligations of states and political subdivisions | 44,477 | 586 | (86) | 44,977 |
| U.S. Government agencies collateralized by mortgage obligations | 134,455 | 59 | (3,464) | 131,050 |
| Other securities | 6 | 5 | – | 11 |
| | $ 196,802 | $ 650 | $ (3,776) | $ 193,676 |

SIERRA BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

## 3. INVESTMENT SECURITIES AVAILABLE-FOR-SALE (Continued)

Net unrealized losses on investment securities available-for-sale totaling $2,861,000 and $3,126,000 are recorded, net of $1,202,000 and $1,286,000 in tax assets and liabilities, as accumulated other comprehensive losses within shareholders' equity at December 31, 2006 and 2005, respectively.

For the years ended December 31, 2006, 2005, and 2004, proceeds from sales of securities available for sale amounted to $0, $15,026,000, and $5,903,000, respectively. Gross realized gains amounted to $0, $13,000, and $23,000, respectively. Gross realized losses amounted to $0, $407,000, and $4,000, respectively. The tax benefit (provision) applicable to these net realized gains and losses amounted to $0, $166,000, and $(8,000), respectively. Gains and losses on the sale of investment securities are recorded on the trade date and are determined using the specific identification method.

At December 31, 2006 and 2005, the Company had 193 and 146 securities with unrealized gross losses, respectively. Information pertaining to these securities aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (dollars in thousands):

| | December 31, 2006 | | | |
|---|---|---|---|---|
| | Less Than Twelve Months | | Over Twelve Months | |
| | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value |
| U.S. Treasury securities | $ – | $ – | $ 5 | $ 496 |
| U.S. Government agencies | – | – | 178 | 15,211 |
| Obligations of states and political subdivisions | 135 | 15,705 | 71 | 5,249 |
| U.S. Government agencies collateralized by mortgage obligations | 89 | 13,765 | 2,997 | 96,519 |
| | $ 224 | $ 29,470 | $ 3,251 | $ 117,475 |

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Less Than Twelve Months | | Over Twelve Months | |
| | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value |
| U.S. Treasury securities | $ 2 | $ 200 | $ 7 | $ 295 |
| U.S. Government agencies | 177 | 15,188 | 40 | 1,955 |
| Obligations of states and political subdivisions | 50 | 5,924 | 36 | 1,653 |
| U.S. Government agencies collateralized by mortgage obligations | 564 | 30,835 | 2,900 | 89,204 |
| | $ 793 | $ 52,147 | $ 2,983 | $ 93,107 |

**3. INVESTMENT SECURITIES AVAILABLE-FOR-SALE** (Continued)

Interest rates tend to fluctuate in cycles, where periods of low rates are followed by periods of rising rates. Shorter-term interest rates have been rising since the beginning of 2004. While the 10-year treasury and fixed mortgage rates also trended up through mid-2006, they have since declined slightly. Muni bond yields, on the other hand, have declined somewhat relative to their levels of three years ago. As interest rates on securities of comparable maturities rise, the market values of fixed-rate instruments decline, resulting in unrealized losses. Although every possible measure is taken to reduce the amount of unrealized loss relative to the advantages of additional yield achieved on an investment, these reductions in market value are often inevitable. Given that rates have been historically low during the past few years, investments made within this low rate environment are likely to experience extended periods of unrealized losses as interest rates increase.

Despite the current unrealized loss position of many of our securities, the Company has concluded, as of December 31, 2006, that these investments are not other-than-temporarily impaired. This assessment was based on the following factors: 1) the stability and credit strength of issuing entities, 2) changes in bond ratings, where applicable, 3) industry analyst reports, and 4) the intent and ability of the Company to hold the securities to maturity.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2006 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| | (Dollars in thousands) | |
| Maturing within one year | $ 6,812 | $ 6,797 |
| Maturing after one year through five years | 29,177 | 29,168 |
| Maturing after five years through ten years | 26,686 | 26,757 |
| Maturing after ten years | 9,248 | 9,366 |
| | 71,923 | 72,088 |
| Investment securities not due at a single maturity date: | | |
| U.S. Government agencies collateralized by mortgage obligations | 121,204 | 118,175 |
| Other securities | 6 | 9 |
| | $ 193,133 | $ 190,272 |

Investment securities available-for-sale with amortized costs totaling $170,033,450 and $166,938,000 and estimated fair values totaling $166,932,814 and $163,504,000 were pledged to secure public deposits, other contractual obligations and short-term borrowing arrangements at December 31, 2006 and 2005, respectively (see Note 8).

## 4. LOANS AND LEASES

The composition of the loan and lease portfolio is as follows (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Real estate: | | |
| Secured by residential, commercial and professional office properties, including construction and development | $ 420,973 | $ 363,094 |
| Secured by residential properties | 177,448 | 128,735 |
| Secured by farm land | 53,668 | 45,353 |
| Total real estate | 652,089 | 537,182 |
| Commercial and industrial | 113,644 | 100,545 |
| Agricultural | 13,193 | 9,898 |
| Small Business Administration loans | 25,946 | 24,190 |
| Consumer | 54,568 | 51,006 |
| Consumer Credit card | 8,418 | 8,401 |
| Direct financing leases | 20,150 | 10,138 |
| | 888,008 | 741,360 |
| Deferred loan and lease origination fees, net | (3,618) | (2,250) |
| Allowance for loan and lease losses | (11,579) | (9,330) |
| | $ 872,811 | $ 729,780 |

A summary of the transactions in the allowance for loan and lease losses follows (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Balance, beginning of year | $ 9,330 | $ 8,842 | $ 6,701 |
| Provision for loan and lease losses | 3,851 | 3,150 | 3,473 |
| Losses charged to allowance | (2,433) | (3,974) | (1,771) |
| Recoveries | 831 | 1,312 | 439 |
| Balance, end of year | $ 11,579 | $ 9,330 | $ 8,842 |

Non-performing assets are comprised of the following: Loans and leases for which the Company is no longer accruing interest; loans and leases 90 days or more past due and still accruing interest (although they are generally placed on non-accrual when they become 90 days past due); loans and leases restructured where the terms of repayment have been renegotiated, resulting in a deferral of interest or principal; and other real estate owned ("OREO"). Management's classification of a loan or lease as "non-accrual" is an indication that there is reasonable doubt as to the full recovery of principal or interest on the loan and lease. At that point, the Company stops accruing income from the interest, reverses any uncollected interest that had been accrued but unpaid, and recognizes interest income only as cash interest payments are received and as long as the collection of all outstanding principal is not in doubt. The loans may or may not be collateralized, and collection efforts are continuously pursued. Loans or leases may be restructured by management when a borrower has experienced some change in financial status causing an inability to meet the original repayment terms and where

**4. LOANS AND LEASES** (Continued)

the Company believes the borrower will eventually overcome those circumstances and make full restitution. Loans and leases are charged off when they are deemed to be uncollectible, while recoveries are generally recorded only when cash payments are received subsequent to the charge-off. OREO consists of properties acquired by foreclosure or similar means that management intends to offer for sale.

The following is a summary of information pertaining to impaired and non-accrual loans:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Impaired loans without a valuation allowance | $ 262 | $ 288 |
| Impaired loans with a valuation allowance | 427 | 21 |
| Total impaired loans | 689 | 309 |
| Valuation allowance related to impaired loans | 427 | 21 |
| Total non-accrual loans | 689 | 309 |
| Total loans past-due ninety days or more and still accruing | | |

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Average investment in impaired loans | $ 379 | $ 2,456 | $ 3,783 |
| Interest income recognized on impaired loans | 4 | — | — |
| Interest income recognized on a cash basis on impaired loans | 4 | — | — |

Interest foregone on these nonaccrual loans and leases since being placed on nonaccrual status totaled $171,000, $327,000 and $994,000 at December 31, 2006, 2005, and 2004, respectively.

Certain loans have been pledged to secure short-term borrowing arrangements (see Note 8). These loans totaled $267,583,000 and $154,905,000 at December 31, 2006 and 2005, respectively.

Salaries and employee benefits totaling $3,689,000, $3,443,000 and $3,528,000 have been deferred as loan and lease origination costs to be amortized over the estimated lives of the related loans and leases for the years ended December 31, 2006, 2005 and 2004, respectively.

Loan Servicing

The Bank originates mortgage loans for sale to investors. During the years ended December 31, 2006, 2005 and 2004, mortgage loans were sold without retention of related servicing.

The Bank's servicing portfolio at December 31, 2006 and 2005 totaled $13,316,000 and $16,331,000, respectively. At December 31, 2006, loans were principally serviced for one investor.

SIERRA BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

## 5. PREMISES AND EQUIPMENT

Premises and equipment at cost, consisted of the following (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Land | $ 2,054 | $ 2,054 |
| Buildings and improvements | 11,189 | 10,287 |
| Furniture, fixtures and equipment | 19,312 | 18,949 |
| Leasehold improvements | 5,336 | 4,847 |
| | 37,891 | 36,137 |
| Less accumulated depreciation and amortization | 20,356 | 18,498 |
| Construction in progress | 443 | 416 |
| | $ 17,978 | $ 18,055 |

Depreciation and amortization included in occupancy and equipment expense totaled $3,086,000, $2,974,000 and $2,858,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

## 6. OTHER ASSETS

Other assets consisted of the following (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Accrued interest receivable | $ 6,693 | $ 5,100 |
| Deferred tax assets | 4,972 | 5,292 |
| Prepaid taxes | 563 | 1,616 |
| Investment in limited partnerships | 12,749 | 11,710 |
| Federal Home Loan Bank stock, at cost | 9,790 | 4,493 |
| Cash surrender value of officer life insurance policies | 26,505 | 19,684 |
| Other | 5,364 | 4,943 |
| | $ 66,636 | $ 52,838 |

The Company has invested in limited partnerships that operate qualified affordable housing projects to receive tax benefits in the form of tax deductions from operating losses and tax credits. The Company accounts for these investments under the cost method and management analyzes these investments annually for potential impairment. The Company has remaining capital commitments to these partnerships at December 31, 2006 in the amount of approximately $2,810,000. Such amounts are included in other liabilities on the consolidated balance sheet.

The Company holds certain equity investments that are not readily marketable securities and thus are classified as "other assets" on the Company's balance sheet. These include investments in Pacific Coast Bankers Bancshares, California Economic Development Lending Initiative, and the Federal Home Loan Bank ("FHLB"). The largest of these is the Company's $9.8 million dividend-yielding investment in FHLB stock. The FHLB requires an equity investment in an amount that is based on a percentage of the Company's borrowing activity at the FHLB.

## 7. DEPOSITS

Interest-bearing deposits consisted of the following (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Savings | $ 62,921 | $ 71,901 |
| Money market | 115,266 | 107,045 |
| NOW accounts | 64,599 | 69,088 |
| Time, $100,000 or more | 216,011 | 176,259 |
| Time, under $100,000 | 128,624 | 108,927 |
| | $ 587,421 | $ 533,220 |

Aggregate annual maturities of time deposits are as follows (dollars in thousands):

| Year Ending December 31, | |
|---|---|
| 2007 | $ 330,428 |
| 2008 | 10,218 |
| 2009 | 2,253 |
| 2010 | 1,261 |
| 2011 | 93 |
| Thereafter | 382 |
| | $ 344,635 |

Interest expense recognized on interest-bearing deposits consisted of the following (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Savings | $ 358 | $ 383 | $ 320 |
| Money market | 2,947 | 821 | 894 |
| NOW accounts | 69 | 63 | 55 |
| Time, $100,000 or more | 8,219 | 4,861 | 2,354 |
| Time, under $100,000 | 4,215 | 2,556 | 1,788 |
| | $ 15,808 | $ 8,684 | $ 5,411 |

## 8. OTHER BORROWING ARRANGEMENTS

Short-term borrowings consisted of the following (dollars in thousands).

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Amount | Rate | Amount | Rate |
| As of December 31: | | | | |
| Federal funds purchased and repurchase agreements | $ 51,003 | 2.97% | $ 26,791 | .54% |
| Overnight Federal Home Loan Bank advances | 17,400 | 5.34% | 22,070 | 4.05% |
| Federal Home Loan Bank advances | 114,000 | 4.89% | 19,000 | 2.09% |
| | $ 182,403 | | $ 67,861 | |

The Company had fixed-rate, long-term debt of $27,000,000 with the Federal Home Loan Bank at December 31, 2006 which matures through 2009. The contractual maturities of long-term debt are as follows (dollars in thousands).

| Year Ending December 31, | Amount | Weighted Average Rate |
|---|---|---|
| 2008 | $ 22,000 | 3.01% |
| 2009 | 5,000 | 3.32% |
| | $ 27,000 | |

The Company had unsecured lines of credit with its correspondent banks which, in the aggregate, amounted to $88,000,000 and $68,000,000 at December 31, 2006 and 2005, respectively, at interest rates which vary with market conditions. There was $25,000,000 outstanding under these lines of credit at December 31, 2006 and none at December 31, 2005.

The Company had overnight borrowings of $17,400,000 and $22,070,000 outstanding from the Federal Home Loan Bank at December 31, 2006 and 2005, respectively.

At December 31, 2006, the Company had remaining borrowing capacity with the Federal Home Loan Bank of $70,370,000 secured by qualifying first mortgage loans and $2,783,000 secured by government agencies.

The Company enters into sales of securities under agreements to repurchase which generally mature within one day. Repurchase agreements totaled $26,003,000 and $26,791,000 at December 31, 2006 and 2005, respectively. The dollar amount of the GNMA Mortgage-Backed securities underlying the agreements are carried as investment securities available-for-sale. At December 31, 2006 and 2005, these securities had market values of $31,221,000 and $37,313,000 and amortized costs of $31,793,000 and $38,118,000, respectively.

## 9. INCOME TAXES

The provision for income taxes follows (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Federal: | | | |
| Current | $ 7,086 | $ 5,198 | $ 3,967 |
| Deferred | 108 | 702 | 812 |
| | 7,194 | 5,900 | 4,779 |
| State: | | | |
| Current | 2,655 | 2,518 | 2,620 |
| Deferred | 128 | (335) | (225) |
| | 2,783 | 2,183 | 2,395 |
| | $ 9,977 | $ 8,083 | $ 7,174 |

The effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Deferred tax assets: | | |
| Allowance for loan losses | $ 4,869 | $ 3,923 |
| Deferred compensation | 2,244 | 1,957 |
| Accrued reserves | 366 | 486 |
| Other real estate | — | 445 |
| Unrealized loss on securities available-for-sale | 1,202 | 1,286 |
| Other | 529 | 697 |
| Total deferred tax assets | 9,210 | 8,794 |
| Deferred tax liabilities: | | |
| Premises and equipment | (2,031) | (1,538) |
| Deferred Loan Costs | (1,914) | (1,727) |
| Unrealized gain on securities available-for-sale | — | — |
| Other | (293) | (237) |
| Total deferred tax liabilities | (4,238) | (3,502) |
| Net deferred tax assets | $ 4,972 | $ 5,292 |

## 9. INCOME TAXES (Continued)

The expense for income taxes differs from amounts computed by applying the statutory Federal income tax rates to income before income taxes. The significant items comprising these differences consisted of the following (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Income tax expense at Federal statutory rate | $ 10,208 | $ 8,497 | $ 7,182 |
| Increase (decrease) resulting from: | | | |
| State franchise tax expense, net of Federal tax effect | 1,941 | 1,656 | 1,167 |
| Tax exempt income | (647) | (498) | (607) |
| Affordable housing tax credits | (1,398) | (1,339) | (1,082) |
| Other | (127) | (233) | 514 |
| | $ 9,977 | $ 8,083 | $ 7,174 |
| Effective tax rate | 34.2% | 33.3% | 35.0% |

On December 31, 2003, the Chief Counsel of the California Franchise Tax Board declared its position with respect to certain REIT transactions. Based on this announcement, the Company revised downward its estimate of the realization of tax benefits associated with its investment in Sierra Real Estate Investment Trust. This had the effect of eliminating all such benefits in 2003, thus increasing the Company's effective tax rate in 2003. Tax benefits originally reflected on the Company's 2002 income tax returns have also been eliminated with a subsequent filing of amended 2002 returns during 2004. The Company is evaluating its options with respect to this issue and has retained its rights to appeal and claim a refund of payments made if the matter is favorably resolved in the future.

## 10. SUBORDINATED DEBENTURES

Sierra Capital Trust I, ("Trust I"), Sierra Statutory Trust II, ("Trust II") and Sierra Capital Trust III ("Trust III"), (collectively, the "Trusts") were formed by the Company for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by the Company. For financial reporting purposes, the Trusts are not consolidated and the Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") held by the Trusts and issued and guaranteed by the Company are reflected in the Company's consolidated balance sheet in accordance with provisions of FIN 46. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to twenty-five percent of the company's Tier 1 capital on a pro forma basis. At December 31, 2006, $30,676,000 of trust preferred securities qualified as Tier 1 capital, with another $252,000 qualifying as Tier 2 capital.

During the fourth quarter of 2001, Sierra Capital Trust I issued 15,000 Floating Rate Capital Trust Pass-Through Securities (TRUPS), with a liquidation value of $1,000 per security, for gross proceeds of $15,000,000. The entire proceeds of the issuance were invested by the Trust in $15,464,000 of Subordinated Debentures issued by the Company, with identical maturity, repricing and payment terms as the TRUPS. These Subordinated Debentures represent the sole assets of the Trust. The Subordinated Debentures issued by Sierra Capital Trust I mature on December 8, 2031, bear a current interest rate of 8.42% (based on 6-month LIBOR plus 3.75%), with repricing and payments due semi-annually. These Subordinated Debentures were redeemed by the Company on December 9, 2006, after which Sierra Capital Trust I was dissolved. The redemption price was par plus accrued and unpaid interest.

## 10. SUBORDINATED DEBENTURES (Continued)

During the first quarter of 2004, Sierra Statutory Trust II issued 15,000 Floating Rate Capital Trust Pass-Through Securities (TRUPS II), with a liquidation value of $1,000 per security, for gross proceeds of $15,000,000. The entire proceeds of the issuance were invested by Trust II in $15,464,000 of Subordinated Debentures issued by the Company, with identical maturity, repricing and payment terms as the TRUPS II. The Subordinated Debentures, purchased by Trust II, represent the sole assets of the Trust II. Those Subordinated Debentures mature on March 17, 2034, bear a current interest rate of 8.11% (based on 3-month LIBOR plus 2.75%), with repricing and payments due quarterly.

Those Subordinated Debentures are redeemable by the Company, subject to receipt by the Company of prior approval from the Federal Reserve Bank, on any March 17th, June 17th, September 17th, and December 17th on or after March 17, 2009. The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture.

The TRUPS II are subject to mandatory redemption to the extent of any early redemption of the related Subordinated Debentures and upon maturity of the Subordinated Debentures on March 17, 2034.

Holders of TRUPS II are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at December 31, 2006 of 8.11%. For each successive period beginning on March 17 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 2.75%; provided, however, that prior to March 17, 2009, such annual rate does not exceed 11.00%. The Trust II has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default on the payment of interest on the Subordinated Debentures. The TRUPS II issued in the offering were sold in private transactions pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the TRUPS II.

During the second quarter of 2006, Sierra Capital Trust III issued 15,000 Floating Rate Capital Trust Pass-Through Securities (TRUPS III), with a liquidation value of $1,000 per security, for gross proceeds of $15,000,000. The entire proceeds of the issuance were invested by Trust III in $15,464,000 of Subordinated Debentures issued by the Company, with identical maturity, repricing and payment terms as the TRUPS III. The Subordinated Debentures, purchased by Trust III, represent the sole assets of the Trust III. Those Subordinated Debentures mature on September 23, 2036, bear a current interest rate of 6.77% (based on 3-month LIBOR plus 1.40%), with repricing and payments due quarterly.

Those Subordinated Debentures are redeemable by the Company, subject to receipt by the Company of prior approval from the Federal Reserve Bank, on any March 23rd, June 23rd, September 23rd, and December 23rd after September 23, 2011. The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture. The TRUPS III are subject to mandatory redemption to the extent of any early redemption of the related Subordinated Debentures and upon maturity of the Subordinated Debentures on September 23, 2036.

Holders of TRUPS III are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate at December 31, 2006 of 6.77%. For each successive period beginning on March 23 of each year, the rate will be adjusted to equal the 3-month LIBOR plus 1.40%. The Trust III has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default on the payment of interest on the Subordinated Debentures. The TRUPS III issued in the offering were sold in private transactions pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the TRUPS III.

## 11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain of its branch facilities and administrative offices under noncancelable operating leases. Rental expense included in occupancy and equipment and other expense totaled $852,000, $744,000 and $658,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments on noncancelable operating leases are as follows:

| Year Ending December 31, | |
|---|---|
| 2007 | $ 1,013,000 |
| 2008 | 944,000 |
| 2009 | 854,000 |
| 2010 | 809,000 |
| 2011 | 728,000 |
| Thereafter | 3,570,000 |
| | $ 7,918,000 |

The Company has options to renew its branch facilities and administrative office after the initial leases expire. The renewal options range from one to ten years and are not included in the payments reflected above.

Federal Reserve Requirements

Banks are required to maintain reserves with the Federal Reserve Bank equal to a specified percentage of their reservable deposits less vault cash. The reserve balances maintained at the Federal Reserve Bank at December 31, 2006 and 2005 were $9,397,000 and $7,648,000, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and letters of credit as it does for loans included on the balance sheet.

The following financial instruments represent off-balance-sheet credit risk (dollars in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Commitments to extend credit | $ 261,316 | $ 270,608 |
| Standby letters of credit | $ 17,139 | $ 16,630 |
| Credit card commitments | $ 39,602 | $ 45,906 |
| Commercial and similar letter of credit | $ 11,393 | $ — |

## 11. COMMITMENTS AND CONTINGENCIES (Continued)

Commitments to extend credit consist primarily of unfunded single-family residential and commercial real estate construction loans and commercial revolving lines of credit. Construction loans are established under standard underwriting guidelines and policies and are secured by deeds of trust, with disbursements made over the course of construction. Commercial revolving lines of credit have a high degree of industry diversification. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit are made at both fixed and variable rates of interest. At December 31, 2006, the bank had $19,322,000 in fixed rate commitments and $241,994,000 in variable rate commitments. Standby letters of credit are issued by the Bank to guarantee the performance of a customer to a third party and are made at variable rates of interest. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Credit card commitments represent available balances on credit cards which are unsecured and made at fixed rates of interest.

### Concentration in Real Estate Lending

At December 31, 2006, in management's judgment, a concentration of loans existed in real estate related loans. At that date, approximately 73% of the Company's loans were real estate related. Although management believes the loans within these concentrations have no more than the normal risk of collectibility, a substantial decline in the performance of the economy in general or a decline in real estate values in the Company's primary market areas, in particular, could have an adverse impact on collectibility.

### Concentration by Geographic Location

The Bank grants commercial, real estate mortgage, real estate construction and consumer loans to customers primarily in the South Central San Joaquin Valley of California, specifically Tulare, Fresno, Kern, Kings and Madera counties. The ability of a substantial portion of the Bank's customers to honor their contracts is dependent on the economy in these areas. Although the Bank's loan portfolio is diversified, there is a relationship in this region between the local agricultural economy and the economic performance of loans made to non-agricultural customers.

### Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

## 12. SHAREHOLDERS' EQUITY

### Share Repurchase Plan

During 2005 and 2004, the Company had in effect a stock repurchase plan authorizing the purchase of up to 250,000 shares of its common stock. During the year ended December 31, 2005 and 2004, the Company repurchased 245,700 and 103,400 shares at a total cost of $5,676,000 and $1,929,000, respectively.

## 12. SHAREHOLDERS' EQUITY (Continued)

In early 2006, the Board of Directors authorized 250,000 additional shares of its common stock for repurchase bringing the total amount authorized for repurchase to 750,000 shares. During the year ended December 31, 2006, the company repurchased 228,700 shares at a total cost of $6,599,268, leaving 100,000 shares available for repurchase. Repurchases are generally made in the open market at market prices.

### Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Basic Earnings Per Share** | | | |
| Net income (dollars in thousands) | $ 19,190 | $ 16,194 | $ 13,346 |
| Weighted average shares outstanding | 9,766,729 | 9,763,896 | 9,482,201 |
| Basic earnings per share | $ 1.96 | $ 1.66 | $ 1.41 |
| **Diluted Earnings Per Share** | | | |
| Net income (dollars in thousands) | $ 19,190 | $ 16,194 | $ 13,346 |
| Weighted average shares outstanding | 9,766,729 | 9,763,896 | 9,482,201 |
| Effect of dilutive stock options | 507,130 | 593,899 | 684,101 |
| Weighted average diluted shares outstanding | 10,273,859 | 10,357,795 | 10,166,302 |
| Diluted earnings per share | $ 1.87 | $ 1.56 | $ 1.31 |

### Stock Options

In June 1998, Bank of the Sierra adopted the 1998 Stock Option Plan (the "Plan") for which shares are reserved for issuance to employees and directors under incentive and nonstatutory agreements. The Plan was assumed by the Company effective August 10, 2001. The Plan originally covered a total of 2,763,684 shares of the Company's authorized and unissued common stock, of which two-thirds were reserved for the grant of options to full-time salaried officers and employees of the Company. The remaining one-third of the shares were available for grant to anyone eligible to participate in the Plan, including directors, officers and employees. The Plan requires that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the option price must be paid in full at exercise. The options under the Plan expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. The vesting period is determined by the Board of Directors and is generally five years. For participants with 10 years of service at the date of grant, options vest immediately. It is the intention of the Company's Board of Directors to discontinue the Plan upon shareholder approval of the new 2007 Stock Incentive Plan.

## 12. SHAREHOLDERS' EQUITY (Continued)

A summary of the activity of the Plan follows (dollars in thousands, except exercise price):

| | 2006 | | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Aggregate Intrinsic Value [1] | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding, beginning of year | 1,143 | $ 10.14 | | 1,378 | $ 8.61 | 1,803 | $ 8.11 |
| Exercised | (255) | $ 8.86 | | (320) | $ 8.35 | (429) | $ 7.51 |
| Granted | 94 | $ 30.26 | | 143 | $ 22.16 | 60 | $ 16.13 |
| Canceled | (45) | $ 17.32 | | (58) | $ 13.36 | (56) | $ 8.80 |
| Outstanding, end of year | 937 | $ 12.17 | 16,095 | 1,143 | $ 10.14 | 1,378 | $ 8.61 |
| Exercisable, end of year | 726 | $ 9.05 | 14,728 | 852 | $ 8.13 | 1,064 | $ 8.12 |

[1] The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on changes in the market value of the Company's stock.

Cash received from the exercise of 255,293 shares was $2,273,000 for the period ended December 31, 2006 with a related tax benefit of $1,447,000.

A summary of options outstanding at December 31, 2006 follows:

| Exercise Price | Outstanding at December 31, 2006 | Weighted Average Remaining Contractual Life (Years) | Number of Options Exercisable December 31, 2006 |
|---|---|---|---|
| $ 6.43 | 356,903 | 4.8 | 356,903 |
| $ 9.00 | 274,714 | 1.8 | 274,714 |
| $ 9.89 | 10,400 | 5.9 | 7,200 |
| $ 10.05 | 13,800 | 5.3 | 10,200 |
| $ 10.36 | 7,200 | 6.0 | 3,600 |
| $ 10.86 | 8,400 | 5.8 | 3,200 |
| $ 13.85 | 5,600 | 6.3 | 1,200 |
| $ 15.50 | 8,000 | 7.3 | 3,200 |
| $ 15.63 | 20,200 | 6.5 | 11,800 |
| $ 15.65 | 7,800 | 7.5 | 2,400 |
| $ 16.56 | 17,850 | 7.8 | 6,450 |
| $ 16.61 | 13,000 | 7.0 | 7,000 |
| $ 21.80 | 33,000 | 8.1 | 4,200 |
| $ 22.74 | 25,000 | 8.3 | 5,000 |

## 12. SHAREHOLDERS' EQUITY (Continued)

| Exercise Price | Outstanding at December 31, 2006 | Weighted Average Remaining Contractual Life (Years) | Number of Options Exercisable December 31, 2006 |
|---|---|---|---|
| $ 22.83 | 24,400 | 8.8 | 4,400 |
| $ 23.34 | 22,000 | 8.6 | 4,400 |
| $ 25.38 | 8,000 | 9.5 | – |
| $ 28.14 | 15,000 | 9.6 | – |
| $ 31.70 | 66,100 | 9.9 | 20,000 |
| | 937,367 | 5.0 | 725,867 |

The Company is using the Black Scholes model to value stock options. Pursuant to the provisions of Statement 123 (R), a charge of $399,000 is reflected in the Company's income statement at December 31, 2006, as a pre-tax compensation expense related to outstanding and unvested stock options. The related tax benefit of these options is $168,000 for the year ended December 31, 2006. Unamortized compensation expense on unvested stock options outstanding at December 31, 2006 was $827,000 and will be recognized in future periods over 4.9 years.

## 13. REGULATORY MATTERS

The Company and the Bank are subject to certain regulatory requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Company and the Bank meet all their capital adequacy requirements as of December 31, 2006 and 2005.

In addition, as of December 31, 2006 and 2005, notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and leverage capital ratios as set forth below (dollars in thousands).

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Capital Amount | Ratio | Capital Amount | Ratio |
| Leverage Ratio | | | | |
| Sierra Bancorp and subsidiary | $ 117,161 | 9.9% | $ 101,927 | 9.9% |
| Minimum requirement for "Well-Capitalized" institution | $ 59,029 | 5.0% | $ 51,642 | 5.0% |
| Minimum regulatory requirement | $ 47,223 | 4.0% | $ 41,313 | 4.0% |
| Bank of the Sierra | $ 112,421 | 9.5% | $ 95,791 | 9.3% |
| Minimum requirement for "Well-Capitalized" institution | $ 58,961 | 5.0% | $ 51,435 | 5.0% |
| Minimum regulatory requirement | $ 47,169 | 4.0% | $ 41,148 | 4.0% |

**13. REGULATORY MATTERS** (Continued)

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Capital Amount | Ratio | Capital Amount | Ratio |
| Tier 1 Risk-Based Capital Ratio | | | | |
| Sierra Bancorp and subsidiary | $ 117,161 | 11.8% | $ 101,927 | 12.0% |
| Minimum requirement for "Well-Capitalized" institution | $ 59,710 | 6.0% | $ 50,942 | 6.0% |
| Minimum regulatory requirement | $ 39,807 | 4.0% | $ 33,962 | 4.0% |
| Bank of the Sierra | $ 112,421 | 11.3% | $ 95,791 | 11.3% |
| Minimum requirement for "Well-Capitalized" institution | $ 59,652 | 6.0% | $ 50,693 | 6.0% |
| Minimum regulatory requirement | $ 39,768 | 4.0% | $ 33,795 | 4.0% |
| Total Risk-Based Capital Ratio | | | | |
| Sierra Bancorp and subsidiary | $ 129,153 | 13.0% | $ 114,527 | 13.5% |
| Minimum requirement for "Well-Capitalized" institution | $ 99,517 | 10.0% | $ 84,904 | 10.0% |
| Minimum regulatory requirement | $ 79,614 | 8.0% | $ 67,923 | 8.0% |
| Bank of the Sierra | $ 124,161 | 12.5% | $ 105,259 | 12.5% |
| Minimum requirement for "Well-Capitalized" institution | $ 99,420 | 10.0% | $ 84,489 | 10.0% |
| Minimum regulatory requirement | $ 79,536 | 8.0% | $ 67,591 | 8.0% |

In March 2005, the Board of Governors of the Federal Reserve System issued a final rule allowing bank holding companies to continue to include trust preferred securities in their Tier 1 capital for regulatory capital purposes. The amount that can be included is limited to 25% of all core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in tier 2 capital. While this is a positive current development, there can be no assurance that the Federal Reserve will not impose further restrictions in the future on the inclusion of trust preferred securities in Tier 1 capital for regulatory capital purposes.

Dividend Restrictions

The Company's ability to pay cash dividends is dependent on dividends paid to it by the Bank, and is also limited by state corporation law. The California General Corporation Law allows a California corporation to pay dividends if the Company's retained earnings equal at least the amount of the proposed dividend. If the Company does not have sufficient retained earnings available for the proposed dividend, it may still pay a dividend to its shareholders if it meets two conditions immediately after giving effect to the dividend, but it is extremely unlikely that those conditions would ever be met.

Dividends from the Bank to the Company are restricted under California law to the lesser of the Bank's retained earnings or the Bank's net income for the latest three fiscal years, less dividends previously declared during that period, or, with the approval of the Department of Financial Institutions, to the greater of the retained earnings of the Bank, the net income of the Bank for its last fiscal year, or the net income of the Bank for its current fiscal year. As of December 31, 2006, the maximum amount available for dividend distribution under this restriction was approximately $41,000,000.

## 14. BENEFIT PLANS

Salary Continuation Agreements, Directors' Retirement and Officer Supplemental Life Insurance Plans

In 2002, the Company entered into salary continuation agreements with certain executive officers and also established a retirement plan for members of the Board of Directors. The plans provide for annual benefits for up to fifteen years after retirement or death. The benefit obligation under these plans totaled $2,535,000 and $1,996,000, and was fully funded for the years ended December 31, 2006 and 2005, respectively. In addition, the Company provides benefits to former executives of Sierra National Bank under salary continuation plans that were in effect at the time Sierra National Bank was merged into Bank of the Sierra. The benefit obligation under these plans totaled $399,000 and $431,000 and was fully funded for the years ended December 31, 2006 and 2005, respectively. Benefits paid to former executives of SNB under this plan totaled $67,000 and $81,000 for the years ended December 31, 2006 and 2005. Certain officers of the Company have supplemental life insurance policies with death benefits available to the officers' beneficiaries. The expense recognized under these arrangements totaled $670,000, $1,040,000 and $501,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

In connection with these plans, the Company purchased, or acquired through the merger, single premium life insurance policies with cash surrender values totaling $25,043,000 and $18,531,000 at December 31, 2006 and 2005, respectively. On the consolidated balance sheet, the cash surrender values are included in other assets.

Officer and Director Deferred Compensation Plan

The Company has established a deferred compensation plan for certain members of the management group and a deferred fee plan for directors for the purpose of providing the opportunity for participants to defer compensation. The Company bears the costs for the plan's administration and the interest earned on participant deferrals. The related expense was not material for the years ended December 31, 2006, 2005 and 2004. In connection with this plan, life insurance policies with cash surrender values totaling $1,462,000 and $1,153,000 at December 31, 2006 and 2005, respectively, are included on the consolidated balance sheet in other assets.

401(k) Savings Plan

The 401(k) savings plan (the "Plan") allows participants to defer, on a pre-tax basis, up to 15% of their salary (subject to Internal Revenue Service limitations) and accumulate tax-deferred earnings as a retirement fund. The Bank may make a discretionary contribution to match a specified percentage of the first 6% of the participants' contributions annually. The amount of the matching contribution was 75% in 2006 and 70% in 2005 and 2004, respectively. The matching contribution is discretionary, vests over a period of five years from the participants' hire date and is subject to the approval of the Board of Directors. The Company contributed $460,000, $412,000 and $378,000 to the Plan in 2006, 2005 and 2004, respectively.

## 15. NON-INTEREST REVENUE

The major grouping of non interest revenue on the consolidated income statements includes several specific items: service charges on deposit accounts, gain on sale of loans, credit card fees, checkcard fees, (loss) gain on sales and calls of investment securities available for sale, and increase in cash surrender value of life insurance.

## 15. NON-INTEREST REVENUE (Continued)

Non interest revenue also includes one general category of other income of which the following are major components (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Included in other income: | | | |
| Loss on limited partnerships | $ (940) | $ (1,092) | $ (469) |
| Gain (Loss) on write down of Restricted Stock | 21 | (570) | |

## 16. OTHER OPERATING EXPENSE

Other expense consisted of the following (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Professional fees | $ 2,204 | $ 2,511 | $ 1,887 |
| Data processing | 1,427 | 1,194 | 1,087 |
| Advertising and promotion | 1,022 | 1,524 | 1,241 |
| Deposit services | 1,811 | 1,303 | 1,168 |
| Stationery and supplies | 598 | 683 | 673 |
| Telephone and data communication | 825 | 846 | 766 |
| Loan and credit card processing | 1,077 | 1,519 | 1,329 |
| Other | 1,602 | 1,250 | 1,232 |
| | $ 10,566 | $ 10,830 | $ 9,383 |

## 17. RELATED PARTY TRANSACTIONS

During the normal course of business, the Bank enters into loans with related parties, including executive officers and directors. These loans are made with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Balance, beginning of year | $ 3,233 | $ 2,384 | $ 2,586 |
| Disbursements | 23,727 | 15,618 | 16,477 |
| Amounts repaid | (26,009) | (14,769) | (16,679) |
| Balance, end of year | $ 951 | $ 3,233 | $ 2,384 |
| Undisbursed commitments to related parties | $ 1,464 | $ 4,584 | $ 2,625 |

Amounts repaid includes directors and officers no longer associated with the Bank.

Deposits from related parties held by the Bank at December 31, 2006 and 2005 amounted to $7,398,000 and $2,802,000 respectively.

## 18. OTHER COMPREHENSIVE INCOME

Other comprehensive income or loss consisted of the following (dollars in thousands):

| | Before Tax | Tax (Expense) Benefit | After Tax |
|---|---|---|---|
| For the Year Ended December 31, 2006 | | | |
| Other comprehensive gain: | | | |
| Unrealized holding gains | $ 274 | $ (88) | $ 186 |
| Less: reclassification adjustment for net realized losses included in net income | 9 | (4) | 5 |
| Total other comprehensive gain | $ 265 | $ (84) | $ 181 |
| For the Year Ended December 31, 2005 | | | |
| Other comprehensive loss: | | | |
| Unrealized holding losses | $ (3,939) | $ 1,621 | $ (2,318) |
| Less: reclassification adjustment for net realized losses included in net income | 394 | (162) | 232 |
| Total other comprehensive loss | $ (3,545) | $ 1,459 | $ (2,086) |
| For the Year Ended December 31, 2004 | | | |
| Other comprehensive loss: | | | |
| Unrealized holding losses | $ (1,837) | $ 771 | $ (1,104) |
| Less: reclassification adjustment for net realized gains included in net income | 19 | (8) | 11 |
| Total other comprehensive loss | $ (1,856) | $ (763) | $ (1,093) |

## 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures include estimated fair values for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

## 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2006 and 2005:

Cash and cash equivalents and short-term borrowings: For cash and cash equivalents and short-term borrowings, the carrying amount is estimated to be fair value.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases: For variable-rate loans and leases that reprice frequently with no significant change in credit risk or interest rate spread, fair values are based on carrying values. Fair values for other loans and leases are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. Fair values of loans held for sale are estimated using quoted market prices for similar loans or the amount the purchasers have committed to purchase the loan. The carrying amount of accrued interest receivable approximates its fair value.

Cash surrender value of life insurance policies: The fair values are based on current cash surrender values at each reporting date provided by the insurers.

Investment in limited partnerships: The fair values of the investments in WNC Institutional Tax Credit Fund Limited Partnerships are estimated using quarterly indications of value provided by the general partner.

Other investments: Included in other assets are certain long-term investments carried at cost, which approximates estimated fair value.

Deposits: The fair values for demand deposits and other non-maturity deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates being offered at each reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term borrowings: The carrying amounts of federal funds purchased, overnight FHLB advances, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Subordinated debentures: The fair value of subordinated debentures was determined based on the current market value for like kind instruments of a similar maturity and structure.

Limited partnership capital commitments: The fair value of the capital commitments to the WNC Institutional Tax Credit Fund Limited Partnerships are estimated using a discounted cash flow analysis using rates of return currently available for similar instruments.

Commitments to extend credit and letters of credit: Commitments to extend credit are primarily for adjustable rate loans. For these commitments, there are no differences between the committed amounts and their fair values. Commitments to fund fixed rate loans and letters of credit are at rates which approximate fair value at each reporting date.

## 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

| | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and due from banks | $ 59,015 | $ 59,015 | $ 50,147 | $ 50,147 |
| Investment securities available for sale | 190,272 | 190,272 | 193,676 | 193,676 |
| Loans and leases, net | 872,811 | 884,093 | 729,780 | 737,594 |
| Cash surrender value of life insurance policies | 26,505 | 26,505 | 19,684 | 19,684 |
| Other investments | 10,166 | 10,166 | 4,869 | 4,869 |
| Investment in limited partnership | 12,749 | 12,749 | 11,710 | 11,710 |
| Accrued interest receivable | 6,693 | 6,693 | 5,100 | 5,100 |
| Financial liabilities: | | | | |
| Deposits | $ 868,445 | $ 867,421 | $ 815,671 | $ 814,068 |
| Short-term borrowings | 182,403 | 182,258 | 67,861 | 67,721 |
| Long-term borrowings | 27,000 | 26,225 | 46,000 | 44,422 |
| Subordinated debentures | 30,928 | 30,843 | 30,928 | 31,620 |
| Limited partnership capital commitment | 3,585 | 3,585 | 3,323 | 3,323 |
| Accrued interest payable | 2,395 | 2,395 | 1,459 | 1,459 |
| Off-balance-sheet financial instruments: | | | | |
| Commitments to extend credit | $ 261,316 | $ 261,316 | $ 270,608 | $ 270,608 |
| Standby letters of credit | 17,139 | 17,139 | 16,630 | 16,630 |
| Credit card commitments | 39,602 | 39,602 | 45,906 | 45,906 |

## 20. SUBSEQUENT EVENT

On March 15, 2007, the Company's Board of Directors approved the 2007 Stock Incentive Plan, subject to the further approval of the Company's shareholders. Upon such approval, the 1998 plan will be terminated. The total number of shares of the Company's authorized but unissued Stock reserved and available for issuance pursuant to Awards under this Plan shall be 1,500,000 shares, although the options granted and still outstanding under the 1998 Plan will not be affected.

## 21. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

### BALANCE SHEETS

**December 31, 2006 and 2005**
(Dollars in thousands)

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 3,574 | $ 6,252 |
| Investment in bank subsidiary | 116,307 | 99,495 |
| Investment in Trust subsidiaries | 928 | 928 |
| Investment in other securities | — | 430 |
| Other assets | 740 | 2,795 |
| Total assets | $ 121,549 | $ 109,900 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Other liabilities | $ 250 | $ 209 |
| Subordinated debentures | 30,928 | 30,928 |
| Total liabilities | 31,178 | 31,137 |
| Shareholders' equity: | | |
| Common stock | 15,703 | 12,221 |
| Retained earnings | 76,326 | 68,382 |
| Accumulated other comprehensive (loss) income, net of taxes | (1,658) | (1,840) |
| Total shareholders' equity | 90,371 | 78,763 |
| Total liabilities and shareholders' equity | $ 121,549 | $ 109,900 |

## 22. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

### STATEMENTS OF INCOME

**For the Years Ended December 31, 2006, 2005 and 2004**
(Dollars in thousands)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Income: | | | |
| Dividends declared by bank subsidiary – eliminated in consolidation | $ 5,283 | $ 4,410 | $ 3,504 |
| Other operating income | 21 | 4 | – |
| Total income | 5,304 | 4,414 | 3,504 |
| Expenses: | | | |
| Interest on subordinated debentures | 3,205 | 1,985 | 1,410 |
| Other expenses | 832 | 1,642 | 349 |
| Total expenses | 4,037 | 3,627 | 1,759 |
| Income before income taxes | 1,267 | 787 | 1,745 |
| Income tax benefit | (1,692) | (1,428) | (679) |
| Income before equity in undistributed income of subsidiary | 2,959 | 2,215 | 2,424 |
| Equity in undistributed income of subsidiary | 16,231 | 13,979 | 10,922 |
| Net income | $ 19,190 | $ 16,194 | $ 13,346 |

SIERRA BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

## 23. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

### STATEMENTS OF CASH FLOWS

**For the Years Ended December 31, 2006, 2005 and 2004**
(Dollars in thousands)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 19,190 | $ 16,194 | $ 13,346 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Undistributed net income of subsidiary | (16,231) | (13,979) | (10,922) |
| Increase in other assets | 2,485 | 775 | (199) |
| Increase (decrease) in other liabilities | 41 | 97 | (42) |
| Tax benefit from equity based compensation | 1,447 | – | – |
| Other | (1) | – | – |
| Net cash provided by operating activities | 6,931 | 3,087 | 2,183 |
| Cash flows from investing activities: | | | |
| Investment in bank subsidiary | – | – | (8,000) |
| Investment in Trust subsidiary | (464) | – | (464) |
| Proceeds from subsidiary | 464 | – | – |
| Net cash provided by (used in) investing activities | – | – | (8,464) |
| Cash flows from financing activities: | | | |
| Proceeds from the issuance of subordinated debentures | 15,464 | – | 15,464 |
| Repayments of subordinated debentures | (15,464) | – | – |
| Proceeds from exercise of stock options | 2,273 | 2,670 | 4,343 |
| Common stock repurchase and retirement | (6,599) | (5,677) | (1,929) |
| Dividends paid | (5,283) | (4,399) | (3,506) |
| Net cash (used in) provided by financing activities | (9,609) | (7,406) | 14,372 |
| Net (decrease) increase in cash and cash equivalents | (2,678) | (4,319) | 8,091 |
| Cash and cash equivalents, beginning of year | 6,252 | 10,571 | 2,480 |
| Cash and cash equivalents, end of year | $ 3,574 | $ 6,252 | $ 10,571 |

## 24. CONDENSED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table sets forth the Company's results of operations for the four quarters of 2006 and 2005 and is unaudited. In management's opinion, the results of operations reflect all adjustments (which include only recurring adjustments) necessary to present fairly the condensed results for such periods.

| | 2006 Quarter Ended | | | |
|---|---|---|---|---|
| | December 31, | September 30, | June 30, | March 31, |
| Interest income | $ 21,764 | $ 21,132 | $ 19,864 | $ 18,019 |
| Interest expense | 7,664 | 7,183 | 5,744 | 4,540 |
| Net interest income | 14,100 | 13,949 | 14,120 | 13,479 |
| Provision for loan and lease losses | 701 | 1,051 | 1,049 | 1,050 |
| Non-interest income | 2,989 | 2,808 | 2,846 | 2,569 |
| Non-interest expense | 8,991 | 8,291 | 8,210 | 8,350 |
| Net income before taxes | 7,397 | 7,415 | 7,707 | 6,648 |
| Provision for taxes | 2,658 | 2,512 | 2,608 | 2,199 |
| Net income | $ 4,739 | $ 4,903 | $ 5,099 | $ 4,449 |
| Diluted earnings per share | $ .46 | $ .48 | $ .50 | $ .43 |
| Cash dividend per share | $ .14 | $ .14 | $ .13 | $ .13 |

| | 2005 Quarter Ended | | | |
|---|---|---|---|---|
| | December 31, | September 30, | June 30, | March 31, |
| Interest income | $ 17,383 | $ 16,976 | $ 15,355 | $ 14,659 |
| Interest expense | 3,924 | 3,499 | 3,078 | 2,831 |
| Net interest income | 13,459 | 13,477 | 12,277 | 11,828 |
| Provision for loan and lease losses | 800 | 450 | 900 | 1,000 |
| Non-interest income | 2,215 | 2,751 | 2,487 | 2,659 |
| Non-interest expense | 8,305 | 8,178 | 8,507 | 8,736 |
| Net income before taxes | 6,569 | 7,600 | 5,357 | 4,751 |
| Provision for taxes | 2,233 | 2,754 | 1,606 | 1,490 |
| Net income | $ 4,336 | $ 4,846 | $ 3,751 | $ 3,261 |
| Diluted earnings per share | $ .42 | $ .47 | $ .36 | $ .31 |
| Cash dividend per share | $ .12 | $ .11 | $ .11 | $ .11 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A.

**Evaluation of Disclosure Controls and Procedures**

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13(a)–15(e) as of the end of the period covered by this report (the "Evaluation Date") have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this annual report was being prepared.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control over Financial Reporting**

Management of the Company is responsible for the preparation, integrity, and reliability of the consolidated financial statements and related financial information contained in this annual report. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include some amounts that are based on judgments and estimates of management.

Management has established and is responsible for maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2006.

Our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Vavrinek, Trine, Day & Co., LLP, an independent registered public accounting firm, as stated in their report appearing below.

**Changes in Internal Controls**

There were no significant changes in the Company's internal controls over financial reporting or in other factors in the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

**Report of Independent Registered Public Accounting Firm**

Board of Directors and Stockholders
Sierra Bancorp and Subsidiary
Porterville, California

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Sierra Bancorp and Subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of financial statements in accordance with instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9 C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sierra Bancorp and Subsidiary maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 15, 2007 expressed an unqualified opinion.

/s/ Vavrinek, Trine, Day & Co., LLP

Rancho Cucamonga, California
March 15, 2007

**ITEM 9B. OTHER INFORMATION.**

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be furnished pursuant to this item with respect to Directors and Executive Officers of the Company will be set forth under the caption "Election of Directors" in the Company's proxy statement for the 2007 Annual Meeting of Shareholders (the "Proxy Statement"), which the Company will file with the SEC within 120 days after the close of the Company's 2006 fiscal year in accordance with SEC Regulation 14A under the Securities Exchange Act of 1934. Such information is hereby incorporated by reference.

The information required to be furnished pursuant to this item with respect to compliance with Section 16(a) of the Exchange Act will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, and is incorporated herein by reference.

The information required to be furnished pursuant to this item with respect to the Company's Code of Ethics and corporate governance matters will be set forth under the caption "Corporate Governance" in the Proxy Statement, and is incorporated herein by reference.

### ITEM 11. EXECUTIVE COMPENSATION

The information required to be furnished pursuant to this item will be set forth under the caption "Executive Officer and Director Compensation" in the Proxy Statement, and is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

**Securities Authorized for Issuance Under Equity Compensation Plans**
The information required by Item 12 with respect to securities authorized for issuance under equity compensation plans is set forth under "Item 5 – Market for Registrant's Common Equity and Issuer Repurchases of Equity Securities" above.

**Other Information Concerning Security Ownership of Certain Beneficial Owners and Management**
The remainder of the information required by Item 12 will be set forth under the captions "Security Ownership of Certain Beneficial Owners" and "Election of Directors" in the Proxy Statement, and is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required to be furnished pursuant to this item will be set forth under the captions "Certain Transactions" and "Corporate Governance" in the Proxy Statement, and is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required to be furnished pursuant to this item will be set forth under the caption "Relationship with Independent Accountants – Fees" in the Proxy Statement, and is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) **Exhibits**

| Exhibit No. | Description |
|---|---|
| 2 | Plan of Reorganization and Agreement of Merger dated December 14, 2000 by and among Bank of the Sierra, Sierra Bancorp and Sierra Merger Corporation (effective August 10, 2001) (1) |
| 3.1 | Articles of Incorporation of Sierra Bancorp (1) |
| 3.2 | Amendment to Articles of Incorporation of Sierra Bancorp (1) |
| 3.3 | Amended and Restated By-laws of the Company (2) |
| 10.1 | 1998 Stock Option Plan (1) |
| 10.2 | Salary Continuation Agreement for Kenneth R. Taylor (3) |
| 10.3 | Salary Continuation Agreement for James C. Holly (3) |
| 10.4 | Salary Continuation Agreement and Split Dollar Agreement for James F. Gardunio (4) |
| 10.5 | Split Dollar Agreement for Kenneth R. Taylor (8) |
| 10.6 | Split Dollar Agreement for James C. Holly (8) |
| 10.7 | Director Retirement Agreement for Robert Tienken (8) |
| 10.8 | Director Retirement Agreement and Split dollar Agreement for Vincent Jurkovich (8) |
| 10.9 | Director Retirement Agreement and Split dollar Agreement for Robert Fields (8) |
| 10.10 | Director Retirement Agreement and Split dollar Agreement for Gordon Woods (8) |
| 10.11 | Director Retirement Agreement and Split dollar Agreement for Morris Tharp (8) |
| 10.12 | Director Retirement Agreement and Split dollar Agreement for Albert Berra (8) |
| 10.13 | 401 Plus Non-Qualified Deferred Compensation Plan (8) |
| 10.14 | Indenture dated as of March 17, 2004 between U.S. Bank National Association, as Trustee, and Sierra Bancorp, as Issuer (5) |
| 10.15 | Amended and Restated Declaration of Trust of Sierra Statutory Trust II, dated as of March 17, 2004 (5) |
| 10.16 | Guarantee Agreement between Sierra Bancorp and U.S. Bank National Association dated as of March 17, 2004 (5) |
| 10.17 | Indenture dated as of June 15, 2006 between Wilmington Trust Co., as Trustee, and Sierra Bancorp, as Issuer (9) |
| 10.18 | Amended and Restated Declaration of Trust of Sierra Capital Trust III, dated as of June 15, 2006 (9) |
| 10.19 | Guarantee Agreement between Sierra Bancorp and Wilmington Trust Company dated as of June 15, 2006 (9) |
| 10.20 | 2007 Stock Incentive Plan |
| 10.21 | Sample Retirement Agreement Entered into with Each Non-Employee Director Effective January 1, 2007 (10) |
| 10.22 | Salary Continuation Agreement for Kevin J. McPhaill (10) |
| 10.23 | First Amendment to the Salary Continuation Agreement for Kenneth R. Taylor (10) |
| 11 | Statement of Computation of Per Share Earnings (6) |
| 14 | Code of Ethics (7) |
| 21 | Subsidiaries of Sierra Bancorp |
| 23.1 | Consent of Vavrinek, Trine, Day & Co., LLP |
| 31.1 | Certification of Chief Executive Officer (Section 302 Certification) |
| 31.2 | Certification of Chief Financial Officer (Section 302 Certification) |
| 32 | Certification of Periodic Financial Report (Section 906 Certification) |

---

(1) Filed as an Exhibit to the Registration Statement of Sierra Bancorp on Form S-4 filed with the Securities and Exchange Commission ("SEC") (Registration No. 333-53178) on January 4, 2001 and incorporated herein by reference.

(2) Filed as an Exhibit to the Form 8-K filed with the SEC on February 21, 2007 and incorporated herein by reference.

(3) Filed as an Exhibit to the Form 10-Q filed with the SEC on May 15, 2003 and incorporated herein by reference.

(4) Filed as an Exhibit to the Form 8-K filed with the SEC on August 11, 2005 and incorporated herein by reference.

(5) Filed as an Exhibit to the Form 10-Q filed with the SEC on May 14, 2004 and incorporated herein by reference.

(6) Computation of earnings per share is incorporated herein by reference to Note 6 of the Financial Statements included herein.

(7) Filed as an Exhibit to the Form 10-K filed with the SEC on March 14, 2005 and incorporated herein by reference.

(8) Filed as an Exhibit to the Form 10-K filed with the SEC on March 15, 2006 and incorporated herein by reference.

(9) Filed as an Exhibit to the Form 10-Q filed with the SEC on August 9, 2006 and incorporated herein by reference.

(10) Filed as an Exhibit to the Form 8-K filed with the SEC on January 8, 2007 and incorporated herein by reference.

(b) **Financial Statement Schedules**

Schedules to the financial statements are omitted because the required information is not applicable or because the required information is presented in the Company's Consolidated Financial Statements or related notes.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2007

**SIERRA BANCORP,**
a California corporation

By: */s/ James C. Holly*
James C. Holly
President
and Chief Executive Officer

By: */s/ Kenneth R. Taylor*
Kenneth R. Taylor
Executive Vice President
and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| */s/ Albert L. Berra*<br>Albert L. Berra | Director | March 15, 2007 |
| */s/ Robert L. Fields*<br>Robert L. Fields | Director | March 15, 2007 |
| */s/ James C. Holly*<br>James C. Holly | Director | March 15, 2007 |
| */s/ Vincent L. Jurkovich*<br>Vincent L. Jurkovich | Director | March 15, 2007 |
| */s/ Morris A. Tharp*<br>Morris A. Tharp | Chairman of the Board | March 15, 2007 |
| */s/ Robert H. Tienken*<br>Robert H. Tienken | Director | March 15, 2007 |
| */s/ Gordon T. Woods*<br>Gordon T. Woods | Director | March 15, 2007 |
| */s/ Kenneth R. Taylor*<br>Kenneth R. Taylor | Executive Vice President<br>& Chief Financial Officer | March 15, 2007 |



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# 2006 Annual Report

## Sierra Bancorp

The Holding Company For

## Bank of the Sierra


ESTD. 1977

BANK OF THE SIERRA℠

A copy of the Company's 2006 Annual Report Form 10-K, including financial statements but without exhibits filed with the Securities and Exchange Commission, is enclosed herewith. Quarterly financial reports and other news releases may also be obtained by visiting www.SierraBancorp.com.

END